UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2013

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia, Tbk

(Exact name of Registrant as specified in its charter)

Telecommunications Indonesia

(A  state-owned public limited liability Company)

(Translation of registrant’s name into English)

Jl.  Japati No. 1 Bandung 40133, Indonesia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐           No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐           No ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Perusahaan Perseroan (Persero)
PT Telekomunikasi Indonesia, Tbk.

(Registrant)

Date	July 22, 2013	By	/s/ Honesti Basyir
(Signature)

Honesti Basyir
Director of Finance

Perusahaan Perseroan (Persero)

PT  Telekomunikasi Indonesia Tbk

and Subsidiaries

Consolidated financial statements

as of June 30, 2013 (unaudited)

and for six months period ended with comparative

figures as of December 31, 2012 (audited) and

for six months period ended June 30, 2012 (unaudited).

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2013 (UNAUDITED) AND FOR SIX MONTHS PERIOD ENDED  WITH COMPARATIVE FIGURES AS OF DECEMBER 31, 2012 (AUDITED)

AND FOR SIX MONTHS PERIOD ENDED JUNE 30, 2012 (UNAUDITED)

TABLE OF CONTENTS
Page
Consolidated Statements of Financial Position ……..…………………………………………………	1-2
Consolidated Statements of Comprehensive Income…………………………………………………	3
Consolidated Statements of Changes in Equity………………………….………………..…………..	4-5
Consolidated Statements of Cash Flows……………………………………………………………….	6
Notes to the Consolidated Financial Statements……………………………………………..………..	7-117

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF JUNE 30, 2013 (UNAUDITED) WITH COMPARATIVE FIGURES

AS OF DECEMBER 31, 2012 (AUDITED)

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

Table Of Content

	Notes	June 30, 2013	December 31,2012
ASSETS
CURRENT ASSETS
Cash and cash equivalents	2c,2e,2u,3,37,44	11,551	13,118
Other current financial assets	2c,2e,2u,4,37,44	696	4,338
Trade receivables - net of provision for impairment of receivables	2g,2u,5,29,44	-	-
Related parties	2c,37	1,131	701
Third parties		5,483	4,522
Other receivables - net of provision for impairment of receivables	2g,2u,44	525	186
Inventories - net of provision for obsolescence	2h,6,16,20,29	634	579
Advances and prepaid expenses	2c,2i,7,37	3,091	3,721
Claims for tax refund	2t,31	423	436
Prepaid taxes	2t,31	488	372
Asset held for sale	2j,8	131	-
Total Current Assets		24,153	27,973
NON-CURRENT ASSETS
Long-term investments	2f,2u,9,44	264	275
Property and equipment - net of accumulated depreciation	2l,2m,10 16,19,20,39	80,621	77,047
Prepaid pension benefit costs	2s,34	981	1,032
Advances and other non-current assets	2c,2i,2l,2n,2u 11,37,41,44	3,798	3,510
Intangible assets - net of accumulated amortization	2d,2k,2n,12	1,525	1,443
Deferred tax assets - net	2t,31	130	89
Total Non-current Assets		87,319	83,396
TOTAL ASSETS		111,472	111,369

The accompanying notes to the consolidated financial statements form an integral part of these consolidated financial statements taken as a whole.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF JUNE 30, 2013 (UNAUDITED) WITH COMPARATIVE FIGURES

AS OF DECEMBER 31, 2012 (AUDITED)

 (Figures in tables are presented in billions of Rupiah, unless otherwise stated)

Table Of Content

	Notes	June 30,2013	December 31, 2012
LIABILITIES AND EQUITY
CURRENT LIABILITIES
Trade payables	2o,2r,2u,13,44
Related parties	2c,37	1,242	432
Third parties		7,074	6,848
Other payables	2u,44	156	176
Taxes payables	2t,31	2,206	1,844
Accrued expenses	2c,2r,2u,14,27,34,37,44	5,622	6,163
Unearned income	2r,15	3,067	2,729
Advances from customers and suppliers	2c,37	295	257
Short-term bank loans	2c,2p,2u,16,37,44	257	37
Current maturities of long-term liabilities	2c,2m,2p,2u,17,37,44	5,404	5,621
Total Current Liabilities		25,323	24,107
NON-CURRENT LIABILITIES
Deferred tax liabilities - net	2t,31	3,338	3,059
Other liabilities	2r	301	334
Long service awards provisions	2s,35	358	347
Post-retirement health care benefits provisions	2c,2s,36,37	686	679
Retirement benefits obligation and other post retirement benefits	2c,2s,34,37	2,513	2,248
Long-term liabilities - net of current maturities	2u,17,44
Obligations under finance leases	2m,10	2,754	1,814
Two-step loans	2c,2p,18,37	1,609	1,791
Bonds and notes	2c,2p,19,37	3,111	3,229
Bank loans	2c,2p,20,37	6,730	6,783
Total Non-current Liabilities		21,400	20,284
TOTAL LIABILITIES		46,723	44,391
EQUITY
Capital stock - Rp250 par value per Series A
Dwiwarna share and Series B share
Authorized - 1 Series A Dwiwarna share and 79,999,999,999 Series B shares
Issued and fully paid - 1 Series A Dwiwarna share and 20,159,999,279 Series B shares	1c,22	5,040	5,040
Additional paid-in capital	2v,23	1,281	1,073
Treasury stock	2v,24	(7,634)	(8,067)
Additional paid-in capital-treasury stock		-	-
Difference in value arising from restructuring transactions and other transactions between entities under common control	2d,25	478	478
Effect of change in equity of associated companies	2f	386	386
Unrealized holding gain from available-for-sale securities	2u	43	42
Translation adjustment	2f	282	271
Difference due to acquisition of non-controlling interest in subsidiaries	1d,2d	(508)	(508)
Other reserves	1d	49	49
Retained earnings
Appropriated	33	15,337	15,337
Unappropriated		36,212	37,440
Total Equity Attributable to Owners of the Parent Company		50,966	51,541
Non-controlling interests	2b,21	13,783	15,437
TOTAL EQUITY		64,749	66,978
TOTAL LIABILITIES AND EQUITY		111,472	111,369

The accompanying notes to the consolidated financial statements form an integral part of these consolidated financial statements taken as a whole.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

SIX MONTHS PERIOD ENDED JUNE 30, 2013 (UNAUDITED) WITH

COMPARATIVE FIGURES FOR SIX MONTHS PERIOD ENDED

JUNE 30, 2012 (UNAUDITED)

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

Table Of Content

	Notes	2013	2012
REVENUES	2c,2r,26,37	40,160	36,720
Operations, maintenance and telecommunication services expenses	2c,2r,28,37	(9,732)	(8,235)
Depreciation and amortization expenses	2k,2l,2m,2r,10,11,12	(6,940)	(6,967)
Personnel expenses	2c,2r,2s,14,27,34,35,
	36,37	(4,605)	(4,165)
Interconnection expenses	2c,2r,30,37	(2,371)	(2,131)
General and administrative expenses	2c,2g,2h,2r,2t,5,6,
	29,37	(1,638)	(1,447)
Marketing expenses	2r	(1,339)	(1,460)
Gain (loss) on foreign exchange - net	2q	100	(213)
Other income	2r,10c	339	379
Other expenses	2r,10c	(128)	(180)
OPERATING PROFIT		13,846	12,301
Finance income	2c,37	413	271
Finance costs	2c,2r,37	(696)	(565)
Share of loss of associated companies	2f,9	(6)	(3)
PROFIT BEFORE INCOME TAX		13,557	12,004
INCOME TAX (EXPENSE) BENEFIT	2t,31
Current		(3,187)	(3,230)
Deferred		(237)	215
		(3,424)	(3,015)
PROFIT FOR THE YEAR		10,133	8,989
OTHER COMPREHENSIVE INCOME
Foreign currency translation	1d,2b,2f	11	(0)
Change in fair value of available-for-sale financial assets	2u	1	(1)
Total Other Comprehensive Income - net		12	(1)
TOTAL COMPREHENSIVE INCOME FOR THE YEAR		10,145	8,988
Profit for the year attributable to:
Owners of the parent company	2b,21	7,125	6,428
Non-controlling interests		3,008	2,561
		10,133	8,989
Total comprehensive income for the year attributable to:
Owners of the parent company		7,137	6,427
Non-controlling interests	2b,21	3,008	2,561
		10,145	8,988
BASIC AND DILUTED EARNINGS PER SHARE (in full amount)	2x,32
Net income per share		372.08	333.97
Net income per ADS (40 Series B shares per ADS)		14,883.20	13,358.80

The accompanying notes to the consolidated financial statements form an integral part of these consolidated financial statements taken as a whole.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

 SIX MONTHS PERIOD ENDED JUNE 30, 2013 (UNAUDITED) WITH COMPARATIVE FIGURES

FOR SIX MONTHS PERIOD ENDED JUNE 30, 2012 (UNAUDITED)

 (Figures in tables are presented in billions of Rupiah, unless otherwise stated)

Table Of Content

		Attributable to owners of the parent company
Descriptions	Notes	Capital stock	Additional paid-in capital	Treasury stock	Difference in value arising from restructuring transactions and other transactions between entities under common control	Effect of change in equity of associated companies	Unrealized holding gain on available for-sale securities	Translation adjustment	Difference due to acquisition of non- controlling interest in subsidiaries	Other reserves	Retained earnings		Total	Non- controlling interests	Total equity
											Appro- priated	Unappro- priated
Balance, December 31, 2012		5,040	1,073	(8,067)	478	386	42	271	(508)	49	15,337	37,440	51,541	15,437	66,978
Additonal capital for association entities		-	-	-	-	-	-	-	-	-	-	-	-	23	23
Cash dividends	2w,33	-	-	-	-	-	-	-	-	-	-	(8,353)	(8,353)	(4,685)	(13,038)
Treasury stock	2t,23	-	208	433	-	-	-	-	-	-	-	-	641	-	641
Comprehensive income for the year	1d,2b,2f, 2q,2s,9	-	-	-	-	-	1	11	-	-	-	7,125	7,137	3,008	10,145
Balance, June 30, 2013		5,040	1,281	(7,634)	478	386	43	282	(508)	49	15,337	36,212	50,966	13,783	69,749

The accompanying notes to the consolidated financial statements form an integral part of these consolidated financial statements taken as a whole.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (continued)

SIX MONTHS PERIOD ENDED JUNE 30, 2013 (UNAUDITED) WITH COMPARATIVE FIGURES

FOR SIX MONTHS PERIOD ENDED JUNE 30, 2012 (UNAUDITED)

 (Figures in tables are presented in billions of Rupiah, unless otherwise stated)

Table Of Content

		Attributable to owners of the parent companyL
Descriptions	Notes	Capital stock	Additional paid-in capital	Treasury stock	Difference in value arising from restructuring transactions and other transactions between entities under common control	Effect of change in equity of associated companies	- Unrealized holding gain available for-sale securities	Translation adjustment	Difference due to acquisition of non- controlling interest in subsidiaries	Retained earnings		Total	Non- controlling interests	Total equity
										Appro-priated	Unappro-priated
Balance, December 31, 2011		5,040	1,073	(6,323)	478	386	47	240	(485)	15,337	31,717	47,510	13,471	60,981
Acquisition of non-controlling interest in subsidiaries	1d	-	-	-	-	-	-	-	-	-	-	-	9	9
Cash dividends	2u,32	-	-	-	-	-	-	-	-	-	(7,128)	(7,128)	(3,607)	(10,735)
Treasury stock acquired - at cost	2t,23	-	-	(1,424)	-	-	-	-	-	-	-	(1,424)	-	(1,424)
Comprehensive income for the year	1d, 2b,2f, 2s,8	-	-	-	-	-	(1)	(0)	-	-	6,428	6,427	2,561	8,988
Balance, June 30, 2012		5,040	1,073	(7,747)	478	386	46	240	(485)	15,337	31,017	45,385	12,434	57,819

The accompanying notes to the consolidated financial statements, form an integral part of these consolidated financial statements taken as a whole.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

SIX MONTHS PERIOD ENDED JUNE 30, 2013 (UNAUDITED)

WITH COMPARATIVE FIGURES FOR SIX MONTHS PERIOD ENDED

JUNI 30,2012 (UNAUDITED)

 (Figures in tables are presented in billions of Rupiah, unless otherwise stated)

Table Of Content

	Notes	2013	2012
CASH FLOWS FROM OPERATING ACTIVITIES
Cash receipts from:
Customers		36,625	34,143
Other operators		2,064	1,545
Total cash receipts from revenues		38,689	35,688
Interest income received		426	273
Cash refunds to (advance from) customers		11	33
Cash payments for expenses		(14,897)	(11,705)
Cash payments to employees		(5,407)	(4,442)
Payments for income taxes		(3,731)	(2,534)
Payments for interest costs		(703)	(532)
Net cash provided by operating activities		14,388	16,781
CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from time deposits and (purchase) of available-for-sale financial assets		3,643	20
Proceeds from sale of property and equipment	10	55	15
Increase in longterm investment		17	-
Proceeds from insurance claims	10	-	2
Purchases of available-for-sale financial assets and placement in time deposits	4	-	(8)
Acquisition of property and equipment	10	(5,023)	(6,135)
Increase in advances and other non-current assets	11	(745)	(4)
Acquisition of intangible assets	12	(337)	(145)
Increase in advances for purchases of property and equipment	11	(57)	(403)
Net cash provided by/(used in) investing activities		(2,447)	(6,658)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from bank loans	20	2,050	2,463
Proceeds from short-term bank loans	16	265	462
Proceeds from promissory notes	19	8	274
Proceeds from medium-term notes	19	-	10
Payments for treasury stock	24	-	(1,424)
Cash dividends paid to the Company’s stockholder		(8,353)	(6,384)
Cash dividends paid to non-controlling interests of subsidiaries		(4,685)	(3,607)
Repayment of two-step loans and bank loans	18,20	(2,384)	(2,422)
Repayments of promissory notes	19	(239)	(179)
Repayments of obligation under finance leases	10	(214)	(90)
Repayments of short-term bank loans	16	(45)	(278)
Repayments of medium-term notes	19	(8)	(58)
Net cash used in financing activities		(13,605)	(11,233)
NET INCREASE IN CASH AND CASH EQUIVALENTS		(1,664)	(1,110)
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS		97	58
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	3	13,118	9,634
CASH AND CASH EQUIVALENTS AT END OF YEAR	3	11,551	8,582

The accompanying notes to the consolidated financial statements, form an integral part of these consolidated financial statements taken as a whole.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2013 (UNAUDITED) AND FOR SIX MONTHS PERIOD ENDED

WITH COMPARATIVE FIGURES AS OF DECEMBER 31, 2012 (AUDITED) AND

FOR SIX MONTHS PERIOD ENDED JUNE 30, 2012 (UNAUDITED)

(Figures in tables are presented in billions of Rupiah, unless  otherwise stated)

Table Of Content

1.   GENERAL

a.   Establishment and general information

Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk (the “Company”) was originally part of “Post en Telegraafdienst”, which was established and operated commercially in 1884 under the framework of Decree No. 7 dated March 27, 1884 of the Governor General of the Dutch Indies and was published in State Gazette No. 52 dated April 3, 1884.

In 1991, the status of the Company was changed into a state-owned limited liability corporation (“Persero”) based on Government Regulation No. 25/1991. The ultimate parent of the Company is the Government of the Republic of Indonesia (the “Government”) (Notes 1c and 22).

The Company was established based on notarial deed No. 128 dated September 24, 1991 of Imas Fatimah, S.H.. The deed of establishment was approved by the Minister of Justice of the Republic of Indonesia in his Decision Letter No. C2-6870.HT.01.01.Th.1991 dated November 19, 1991, and was published in State Gazette No. 5 dated January 17, 1992, Supplement No. 210. The Articles of Association have been amended several times, the latest amendment of which was, among others, about the Company’s 5-for-1 stock split for share with par value of Rp250 will be split into Rp50 per share and Partnership and Community Development Programme (PKBL) was excluded  from the Work Plan and Company Budgets, based on notarial deed No. 11 dated May 8, 2013 of Ashoya Ratam, S.H., MKn. The changes were accepted and approved by the Minister of Law and Human Rights of the Republic of Indonesia (“MoJHR”) through his Letter No. AHU-AH.01.10-22500 dated June 7, 2013.

In accordance with Article 3 of the Company’s Articles of Association, the scope of its activities is to provide telecommunication network and services, informatics and optimization of the Company’s resources in accordance with prevailing regulations. To achieve this objective, the Company is involved in the following activities:

a.     Main business:

i.      Planning, building, providing, developing, operating, marketing or selling, leasing and maintaining telecommunications and information networks in accordance with prevailing regulations.

ii.     Planning, developing, providing, marketing or selling and improving telecommunications and information services in accordance with prevailing regulations.

b.    Supporting business:

i.      Providing payment transactions and money transferring services through telecommunications and information networks.

ii.     Performing activities and other undertakings in connection with optimization of the Company's resources, which among others include the utilization of the Company's property and equipment and  moving assets, information systems, education and training, and repairs and maintenance facilities.

The Company’s head office is located at Jalan Japati No. 1, Bandung, West Java.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2013 (UNAUDITED) AND FOR SIX MONTHS PERIOD ENDED

WITH COMPARATIVE FIGURES AS OF DECEMBER 31, 2012 (AUDITED) AND

FOR SIX MONTHS PERIOD ENDED JUNE 30, 2012 (UNAUDITED)

(Figures in tables are presented in billions of Rupiah, unless  otherwise stated)

Table Of Content

1.   GENERAL (continued)

a.   Establishment and general information (continued)

The Company was granted several telecommunications licenses which are valid for an unlimited period of time as long as the Company complies with prevailing laws and telecommunications regulations and fulfills the obligations stated in those permits. For every license, an evaluation is performed annually and an overall evaluation is performed every 5 (five) years. The Company is obliged to submit reports of services annually to the Indonesian Directorate General of Post and Informatics (“DGPI”), which replaced the previous Indonesian Directorate General of Post and Telecommunications (“DGPT”). The reports comprise information such as network development progress, service quality standard achievement, total customer, license payment and universal service contribution, while for internet telephone services for public purpose (“ITKP”), there is additional information required such as operational performance, customer segmentation, traffic, and gross revenue.

Details of these licenses are as follows:

License	License No.	Type of services	Grant date/latest renewal date
License to operate local fixed line and basic telephone services network	381/KEP/ M.KOMINFO/ 10/2010	Local fixed line and basic telephone services network	October 28, 2010
License to operatefixed domestic long distance and basic telephone services network	382/KEP/ M.KOMINFO/ 10/2010	Fixed domestic long distance and basic telephone services network	October 28, 2010
License to operate fixed international and basic telephone services network	383/KEP/ M.KOMINFO/ 10/2010	Fixed international and basic telephone services network	October 28, 2010
License to operate fixed closed network	398/KEP/ M.KOMINFO/ 11/2010	Fixed closed network	November 12, 2010
License to operate internet telephone services for public purpose	384/KEP/DJPT/ M.KOMINFO/ 11/2010	ITKP	November 29, 2010
License to operate as internet service provider	83/KEP/DJPPI/ KOMINFO/ 4/2011	Internet service provider	April 7, 2011
License to operate data communication system services	169/KEP/DJPPI/ KOMINFO/ 6/2011	Data communication system services	June 6, 2011
License to operate packet switched based local fixed line network	331/KEP/ M.KOMINFO/ 07/2011	Packet switched based local fixed line network	July 27, 2011

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2013 (UNAUDITED) AND FOR SIX MONTHS PERIOD ENDED

WITH COMPARATIVE FIGURES AS OF DECEMBER 31, 2012 (AUDITED) AND

FOR SIX MONTHS PERIOD ENDED JUNE 30, 2012 (UNAUDITED)

(Figures in tables are presented in billions of Rupiah, unless  otherwise stated)

Table Of Content

1.   GENERAL (continued)

b.   Company’s Board of Commissioners, Board of Directors, Audit Committee, Corporate Secretary and employees

1.   Boards of Commissioners and Directors

Based on resolutions made at (i) the Extraordinary General Meeting (“EGM”) of Stockholders of the Company dated December 17, 2010 as covered by notarial deed No. 33 of Dr. A. Partomuan Pohan, S.H., LLM., (ii) the Annual General Meeting (“AGM”) of Stockholders  of the Company dated May 11, 2012 as covered by notarial deed No. 14 of Ashoya Ratam, S.H., MKn. and (iii) The AGM of Stockholders  of the Company dated May 8, 2013 as covered by notarial deed No. 11 of Ashoya Ratam, S.H., MKn., the composition of the Company’s Boards of Commissioners and Directors as of June 30, 2013 and December 31, 2012, respectively, was as follows:

	June 30, 2013*	December 31, 2012
President Commissioner	Jusman Syafii Djamal	Jusman Syafii Djamal
Commissioner	Parikesit Suprapto	Parikesit Suprapto
Commissioner	Hadiyanto	Hadiyanto
Commissioner	Gatot Trihargo**	-
Independent Commissioner	Virano Gazi Nasution	Virano Gazi Nasution
Independent Commissioner	Johnny Swandi Sjam	Johnny Swandi Sjam
President Director	Arief Yahya	Arief Yahya
Director of Finance	Honesti Basyir	Honesti Basyir
Director of Network, Information Technology and Solution	Rizkan Chandra	Rizkan Chandra
Director of Enterprise and Business Service	Muhamad Awaluddin	Muhamad Awaluddin
Director of Consumer Services	Sukardi Silalahi	Sukardi Silalahi
Director of Wholesale and International Services	Ririek Adriansyah	Ririek Adriansyah
Director of Innovation and Strategic Portofolio	Indra Utoyo	Indra Utoyo
Director of Human Capital Management	Priyantono Rudito	Priyantono Rudito

* The change of Director’s title is based on Director’s Regulation No.202.11/r.00/HK.200/COP-B0400000/2013 dated June 25, 2013
** Appointed in AGM of stockholders of the Company April 19, 2013

2.   Audit Committee and Corporate Secretary

The composition of the Company’s Audit Committee and Corporate Secretary as of June 30, 2013 and December 31, 2012, respectively, were as follows:

	June 30, 2013	December 31, 2012
Chair	Johnny Swandi Sjam	Johnny Swandi Sjam
Secretary	Salam	Salam
Member	Parikesit Suprapto	Parikesit Suprapto
Member	Agus Yulianto	Agus Yulianto
Member	Sahat Pardede	Sahat Pardede
Member	Virano Gazi Nasution	Virano Gazi Nasution
Corporate Secretary	Honesti Basyir*	Agus Murdiyatno

                  * Acting 1.   GENERAL (continued)

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2013 (UNAUDITED) AND FOR SIX MONTHS PERIOD ENDED

WITH COMPARATIVE FIGURES AS OF DECEMBER 31, 2012 (AUDITED) AND

FOR SIX MONTHS PERIOD ENDED JUNE 30, 2012 (UNAUDITED)

(Figures in tables are presented in billions of Rupiah, unless  otherwise stated)

Table Of Content

b.   Company’s Board of Commissioners, Boards of Directors, Audit Committee, Corporate Secretary and employees (continued)

3.   Employees

As of June 30, 2013 and December 31, 2012, the Company and subsidiaries had 25,088  employees  and 25,683 employees (unaudited), respectively.

c.   Public offering of securities of the Company

The Company’s shares prior to its Initial Public Offering (“IPO”) totalled 8,400,000,000, consisting of 8,399,999,999 Series B shares and 1 Series A Dwiwarna share, and were 100%-owned by the Government of the Republic of Indonesia (the “Government”). On November 14, 1995, 933,333,000 new Series B shares and 233,334,000 Series B shares owned by the Government were offered to public through IPO and listed on the Indonesia Stock Exchange (“IDX”) (previously the Jakarta Stock Exchange and the Surabaya Stock Exchange) and 700,000,000 Series B shares owned by the Government were offered to the public and listed on the New York Stock Exchange (“NYSE”) and the London Stock Exchange (“LSE”), in the form of American Depositary Shares (“ADS”). There are 35,000,000 ADS and each ADS represents 20 Series B shares at that time.

In December 1996, the Government had a block sale of its 388,000,000 Series B shares, and in 1997, had distributed 2,670,300 Series B shares as incentive to the Company’s stockholders who did not sell their shares within one year from the date of the IPO. In May 1999, the Government further sold 898,000,000 Series B shares.

To comply with Law No. 1/1995 on Limited Liability Companies, at the the Annual General Meeting (“AGM”) of Stockholders of the Company on April 16, 1999, the Company’s stockholders resolved to increase the Company’s issued share capital by distribution of 746,666,640 bonus shares through the capitalization of certain additional paid-in capital, which were distributed to the Company’s stockholders in August 1999. On August 16, 2007, Law No. 1/1995 on Limited Liability Companies was amended by the issuance of Law No. 40/2007 on Limited Liability Companies which became effective at the same date. Law No. 40/2007 has no effect on the public offering of shares of the Company. The Company has complied with Law No. 40/2007.

In December 2001, the Government had another block sale of 1,200,000,000 shares or 11.9% of the total outstanding Series B shares. In July 2002, the Government sold a further 312,000,000 shares or 3.1% of the total outstanding Series B shares.

At the AGM of Stockholders of the Company held on July 30, 2004, the minutes of which are covered by notarial deed No. 26 of A. Partomuan Pohan, S.H., LLM., the Company’s stockholders approved the Company’s 2-for-1 stock split for Series A Dwiwarna and Series B. Series A Dwiwarna share with par value of Rp500 was split into 1 Series A Dwiwarna share with par value of Rp250 per share and 1 Series B share with par value of Rp250 per share. The stock split resulted in an increase of the Company’s authorized capital stock from 1 Series A Dwiwarna share and 39,999,999,999 Series B shares to 1 Series A Dwiwarna share and 79,999,999,999 Series B shares, and issued capital stock from 1 Series A Dwiwarna share and 10,079,999,639 Series B shares to 1 Series A Dwiwarna share and 20,159,999,279 Series B shares. After the stock split, each ADS represented 40 Series B shares.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2013 (UNAUDITED) AND FOR SIX MONTHS PERIOD ENDED

WITH COMPARATIVE FIGURES AS OF DECEMBER 31, 2012 (AUDITED) AND

FOR SIX MONTHS PERIOD ENDED JUNE 30, 2012 (UNAUDITED)

(Figures in tables are presented in billions of Rupiah, unless  otherwise stated)

Table Of Content

1.   GENERAL (continued)

c.   Public offering of securities of the Company (continued)

During the EGM of Stockholders of the Company on December 21, 2005, AGM of Stockholders of the Company on June 29, 2007, the AGM of Stockholders of the Company on June 20, 2008, and AGM of Stockholders of the Company on May 19, 2011, the Company’s stockholders approved the phase I, II, III and IV plan, respectively, to repurchase the Company’s issued Series B shares (Note 24).

On April 19, 2013, the AGM of Stockholders of the Company dated April 19, 2013 as covered by notarial resume no. 204 of Ashoya Ratam, S.H., MKn., the stockholders approved the changes to the Company’s plan for use of the treasury stock as a result of the Share Buyback. (Note 24).

As of June 30, 2013, all of the Company’s Series B shares were listed on the IDX and 48,470,603 ADS shares were listed on the NYSE and LSE (Note 22).

As of June 30, 2013, the Company’s outstanding bonds which were the second Rupiah bonds and issued on June 25, 2010 with a nominal amount of Rp1,005 billion for a five-year period and Rp1,995 billion for a ten-year period for Series A and Series B, respectively, were listed on the IDX (Note 19a).

d.   Subsidiaries

As of June 30, 2013 and December 31, 2012, the Company has consolidated the following directly or indirectly owned subsidiaries (Notes 2b and 2d):

(i) Direct subsidiaries:

Subsidiary/place of incorporation	Nature of business/ date of incorporation or acquisition by the Company	Date of commercial operation	Percentage of ownership interest		Total assets before elimination
			June 30, 2013	December 31, 2012	June 30, 2013	December 31,2012
PT Telekomunikasi Selular (“Telkomsel”), Jakarta, Indonesia r	Telecommunication - provides telecommunication facilities and mobile cellular services using Global System for Mobile Communication (“GSM”) technology/ May 26, 1995	1995	65	65	60,200	63,576
PT Dayamitra Telekomunikasi (“Dayamitra”), Jakarta, Indonesia	Telecommunication/ May 17, 2001	1995	100	100	6,692	4,931
PT Multimedia Nusantara (“Metra”), Jakarta, Indonesia	Multimedia and line telecommunication services/May 9, 2003	1998	100	100	4,203	3,395
PT Telekomunikasi Indonesia International (“TII”), Jakarta, Indonesia	Telecommunication/ July 31, 2003	1995	100	100	2,972	2,440
PT Pramindo Ikat Nusantara (“Pramindo”), Jakarta, Indonesia	Telecommunication construction and services/ August 15, 2002	1995	100	100	1,291	1,202

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2013 (UNAUDITED) AND FOR SIX MONTHS PERIOD ENDED

WITH COMPARATIVE FIGURES AS OF DECEMBER 31, 2012 (AUDITED) AND

FOR SIX MONTHS PERIOD ENDED JUNE 30, 2012 (UNAUDITED)

(Figures in tables are presented in billions of Rupiah, unless  otherwise stated)

Table Of Content

1.  GENERAL (continued)

d.   Subsidiaries (continued)

(i) Direct subsidiaries: (continued)

Subsidiary/place of incorporation	Nature of business/date of incorporation or acquisition by the Company	Date of commercial operation	Percentage of ownership interest		Total assets before elimination
			June 30, 2013	December 31, 2012	June 30, 2013	December 31, 2012
PT Graha Sarana Duta (“GSD”), Jakarta, Indonesia	Leasing of offices and providing building management and maintenance services, civil consultant and developer/ April 25, 2001	1982	99.99	99.99	1,038	622
PT Indonusa Telemedia (“Indonusa”), Jakarta, Indonesia	Pay television and content services/ May 7, 1997	1997	100 (including through 0.46% ownership by Metra	100 (including through 0.46% ownership by Metra)	718	771
PT Telkom Akses (“Telkom Akses”), Jakarta, Indonesia	Construction service and trade in the the field of telecommunication/ November 26, 2012	2013	100	100	111	-
PT Napsindo Primatel Internasional (“Napsindo”), Jakarta, Indonesia	Telecommunication - provides Network Access Point (NAP), Voice Over Data (VOD) and other related services/ December 29, 1998	1999; ceased operation on January 13, 2006	60	60	5	5

(ii) Indirect subsidiaries:

Subsidiary/place of incorporation	Nature of business/ date of incorporation or acquisition by the Company	Date of commercial operation	Percentage of ownership interest		Total assets before elimination
			June 30, 2013	December 31, 2012	June 30, 2013	December 31, 2012
PT Sigma Cipta Caraka (“Sigma”), Tangerang,Indonesia	Information technology service – system implementation and integration service, outsourcing and software license maintenance/ May 1, 1987	1988	100	100	1,420	1,014
PT Infomedia Nusantara (“Infomedia”), Jakarta, Indonesia	Data and information service – provides telecommunication information services and other information services in the form of print and electronic media and call center services/ September 22,1999	1984	100	100	1,179	985
Telekomunikasi Indonesia International Pte.Ltd., Singapore	Telecommunication/ December 6, 2007	2008	100	100	569	522

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2013 (UNAUDITED) AND FOR SIX MONTHS PERIOD ENDED

WITH COMPARATIVE FIGURES AS OF DECEMBER 31, 2012 (AUDITED) AND

FOR SIX MONTHS PERIOD ENDED JUNE 30, 2012 (UNAUDITED)

(Figures in tables are presented in billions of Rupiah, unless  otherwise stated)

Table Of Content

1.  GENERAL (continued)

d.   Subsidiaries (continued)

(ii) Indirect subsidiaries: (continued)

Subsidiary/place of incorporation	Nature of business/ date of incorporation or acquisition by the Company	Date of commercial operation	Percentage of ownership interest		Total assets before elimination
			June 30, 2013	December 31, 2012	June 30, 2013		December 31, 2012
Telekomunikasi Indonesia International (TL) S.A., Timor Leste	Telecommunication/ September 11, 2012	2012	100	100	391		149
PT Telkom Landmark Tower (“TLT”), Jakarta, Indonesia	Service for property, development and management/ February 1, 2012	2012	55	55	317		150
PT Finnet Indonesia (“Finnet”), Jakarta, Indonesia	Banking data and communication/ October 31, 2005	2006	60	60	124		112
PT Administrasi Medika (“Ad Medika”), Jakarta, Indonesia	Health insurance administration services/ February 25, 2010	2010	75	75	123		95
Telekomunikasi Indonesia International Ltd., Hong Kong	Telecommunication/ December 8, 2010	2010	100	100	116		95
PT Metra Plasa (“Metra Plasa”), Jakarta, Indonesia	Website services/ April 9, 2012	2012	60	60	89		95
PT Metra Digital Media (“MDM”), Jakarta, Indonesia	Telecommunication information services/ January 8, 2013	2013	100	-	87		-
PT Infomedia Solusi Humanika (“ISH”), Jakarta, Indonesia	Established to engage in the services of distribution and supply of labor/ October 24, 2012	2012	100	100	49		0
PT Metra-Net (“Metra-Net”), Jakarta, Indonesia	Multimedia portal service/April 17, 2009	2009	100	100	33		33
PT Graha Yasa Selaras (“GYS”) Jakarta, Indonesia	Tourism service/ April 27, 2012	2013	51	51	12		7
PT Satelit Multimedia Indonesia (“SMI”) Jakarta, Indonesia	Commerce and providing network services, telecommunication satellite, and multimedia services/ March 25, 2013	2013	100	-	6		7
Telkomsel Finance B.V., (“TFBV”), Amsterdam,The Netherlands	Finance - established in 2005 for the purpose of borrowing, lending and raising funds including issuance of bonds, promissory notes or debts/ February 7, 2005	2005	65	65	8		8
PT Metra Media (“MM”) Jakarta, Indonesia	Trade service, construction reservansir, services, etc. January 8, 2013	2013	100	-		3	-

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2013 (UNAUDITED) AND FOR SIX MONTHS PERIOD ENDED

WITH COMPARATIVE FIGURES AS OF DECEMBER 31, 2012 (AUDITED) AND

FOR SIX MONTHS PERIOD ENDED JUNE 30, 2012 (UNAUDITED)

(Figures in tables are presented in billions of Rupiah, unless  otherwise stated)

Table Of Content

1.     GENERAL (continued)

d.   Subsidiaries (continued)

(ii) Indirect subsidiaries: (continued)

Subsidiary/place of incorporation	Nature of business/ date of incorporation or acquisition by the Company	Date of commercial operation	Percentage of ownership interest			Total assets before elimination
			June 30, 2013	December 31, 2012		June 30, 2013	December 31, 2012
Telekomunikasi Indonesia Internasional Pty Ltd. Australia	Telecomunication/ January 9, 2013	2013	100	-		2	-
Aria West International Finance B.V. (“AWI BV”), The Netherlands	Established to engage in rendering services in the field of trade and finance services/ June 3, 1996	1996; ceased operation on July 31, 2003	100	100		0	0
Telekomunikasi Selular Finance Limited (“TSFL”), Mauritius	Finance - established to raise funds for the development of Telkomsel’s business through the issuance of debenture stock, bonds, mortgages or any other securities/ April 22, 2002	2002	65		65	-	-

(a)  Metra

On April 2, 2012, based on notarial deed No. 03 dated April 2, 2012 of Utiek R. Abdurachman, S.H., MLI., MKn., Metra established PT Metra Plasa (“Metra Plasa”)  with authorized capital of Rp50 million with issued and fully paid capital of Rp12.5 million.

On July 20, 2012, based on the Circular Resolution of Stockholders of Metra Plasa, as covered by notarial deed No. 1 of Utiek R. Abdurachman, S.H., MLI., MKn., dated October 1, 2012, Metra Plasa’s stockholders agreed on the following:

i.      to increase Metra Plasa’s authorized capital from Rp50 million to Rp60 billion consisting of 6,000,000 shares with nominal value of Rp10,000 (full amount) per share;

ii.     to increase its issued and fully paid capital from Rp12.5 million owned 100% by Metra to Rp15.25 billion by issuing 1,523,750 additional shares with nominal value of Rp10,000 (full amount) per share;

iii.    from the issued new shares, totalling 913,750 shares with total nominal value of  Rp9 billion were subcribed by Metra while 610,000 shares with total nominal value of Rp6 billion were subcribed by eBay International AG at a premium totaling Rp78 billion. Metra’s ownership was diluted to 60% with the remaining 40% owned by eBay International AG.

On September 21, 2012, based on notarial deed No. 11 dated September 21, 2012 of N.M. Dipo Nusantara Pua Upa, S.H., MKn. which was approved by the MoJHR in his Letter No. AHU-50211.AH.01.01/2012 dated September 26, 2012, Metra established a company with Pelindo II, a related party of the Company, called PT Integrasi Logistik Cipta Solusi (“ILCS”) with 49% ownership. ILCS will engage in providing E-trade logistic services and other related services.

On January 8, 2013, based on notarial deed No. 02 dated January 8, 2013 of Utiek R. Abdurachman, S.H., MLI., MKn., which was approved by the MoJHR through its Letter No. AHU-03276.AH.01.01/2013 dated January 29, 2013, Metra established a subsidiary, PT Metra Media (“MM”), with 99.83% ownership. MM will engage in providing trade, construction, advertising and other services.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2013 (UNAUDITED) AND FOR SIX MONTHS PERIOD ENDED

WITH COMPARATIVE FIGURES AS OF DECEMBER 31, 2012 (AUDITED) AND

FOR SIX MONTHS PERIOD ENDED JUNE 30, 2012 (UNAUDITED)

(Figures in tables are presented in billions of Rupiah, unless  otherwise stated)

Table Of Content

1. GENERAL (continued)

d.   Subsidiaries (continued)

(a)   Metra (continued)

On January 8, 2013, based on notarial deed No. 03 dated January 8, 2013 of Utiek R. Abdurachman, SH., MLI., MKn., which was approved by the MoJHR through its Letter No. AHU-03261.AH.01.01/2013 dated January 29, 2013, Metra established a subsidiary, PT Metra TV (“Metra TV”), with 99.83% ownership. Metra TV will engage in providing subscription broadcasting services.

On January 22, 2013, based on notarial deed No. 28 dated January 22, 2013 of N.M. Dipo Nusantara Pua Upa, S.H., MKn., which was approved by the MoJHR through its Letter No. AHU-03084.AH.01.01/2013 dated January 28, 2013, Metra established a subsidiary, PT Metra Digital Media (“MDM”), with 99.83% ownership. MDM will engage in providing telecommunication information and other services.

On March 25, 2013, based on notarial deed No. 38 dated March 25, 2013 of N.M. Dipo Nusantara Pua Upa, S.H., MKn. which was approved by the MoJHR in his Letter No. AHU-20566.AH.01.01 /2013 dated April 17, 2013, Metra established PT Satelit Multimedia Indonesia (“SMI”) with 99,99% ownership. SMI will engage in commerce and providing network services, telecommunication, satellite, and multimedia devices.

(b)  TII

Based on the Circular Resolution of Stockholders of TII dated September 11, 2012, as covered by notarial deed No. 04 dated October 4, 2012 of Siti Safarijah, S.H., TII’s stockholders agreed to establish a subsidiary in Timor Leste named Telekomunikasi Indonesia International (“TL”) S.A. that is engaged in providing telecommunication services.

On January 9, 2013, based on the Circular Resolution of the Stockholders of TII dated January 9, 2013, as covered by notarial deed No. 04 dated February 6, 2013 of Siti Safarijah, S.H., TII’s stockholders agreed to establish a subsidiary, Telekomunikasi Indonesia Internasional Australia Pty. Ltd. (“Telkom Australia”). Telkom Australia will engage in providing telecommunication services and IT-based services.

On May 13, 2013, TII through Telekomunikasi Indonesia International (Hong Kong) Ltd. established a subsidiary in Macau, (“Telkom Macau”) Ltd. Telkom Macau will engage in providing telecommunication services.

On June 3, 2013, TII through Telekomunikasi Indonesia International (Hong Kong) Ltd. established a subsidiary in Taiwan, (“Telkom Taiwan”) Ltd. Telkom Taiwan will engage in providing telecommunication services.

(c)  GSD

Based on notarial deed No. 71 of Kartono, S.H. dated December 27, 2011 which was approved by the MoJHR through Decision Letter No. AHU-05281.AH.01.01/2012 dated February 1, 2012, GSD established a subsidiary PT Telkom Landmark Tower (“TLT”), with Yayasan Kesehatan (“Yakes”), a related party of the Company, with 55% ownership. TLT is engaged in property development and management.

Based on notarial deed No. 48 dated February 7, 2012 of Sri Ahyani, S.H. which was approved by the MoJHR in his Letter No. AHU-22272.AH.01.01/2012 dated April 27, 2012, GSD established a subsidiary PT Graha Yasa Selaras (“GYS”), with Yakes, a related party of the Company, with 51% ownership. GYS is engaged in tourism business.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2013 (UNAUDITED) AND FOR SIX MONTHS PERIOD ENDED

WITH COMPARATIVE FIGURES AS OF DECEMBER 31, 2012 (AUDITED) AND

FOR SIX MONTHS PERIOD ENDED JUNE 30, 2012 (UNAUDITED)

(Figures in tables are presented in billions of Rupiah, unless  otherwise stated)

Table Of Content

1.   GENERAL (continued)

d.   Subsidiaries (continued)

(d)  Telkom Akses

On November 26, 2012, based on notarial deed No. 20 dated November 26, 2012 of Siti Safarijah, S.H. which was approved by the MoJHR in his Letter No. AHU-60691.AH.01.01/2012 dated November 28, 2012, the Company established a subsidiary, PT Telkom Akses (“Telkom Akses”), with 100% ownership. Telkom Akses will engage in providing construction service and trade in the field of telecommunication.

(e)  Sigma

On June 29, 2012, based on notarial deed  No. 3  of Utiek R. Abdurachman, S.H., MLI, MKn. dated August 13, 2012,  Sigma entered into a Sales Purchase Agreement to purchase 150,000 of PT Sigma Solusi Integrasi (“SSI”)’s shares or the equivalent of 30% of SSI’s total ownership, with a transaction value of Rp26 billion from Marina Budiman, a non-controlling interest. On July 19, 2012, Sigma  settled the transaction. The difference between acquisition cost and the carrying amount of the interests acquired  amounting Rp22 billion is recorded as “Difference due to acquisition of non-controlling interest in subsidiaries” in the equity account of the consolidated statements of financial positions.

On August 15, 2012, based on notarial deed of Ny. Bomantari Julianto, S.H. dated August 15, 2012, Sigma entered into a Conditional Sales Purchase Agreement with PT Bina Data Mandiri (“BDM”) to purchase a Data Center Business, with a transaction value of Rp230 billion from BDM. Based on closing agreement dated November 30, 2012, the identifiable assets arising from the acquisition comprised of land, buildings, machine and equipment with total fair value amounting to Rp150 billion and intangible assets included customer contracts and backlog with fair value amounting to Rp3 billion. The acquisition result in goodwill amounting to Rp77 billion.

On September 17, 2012, based on notarial deed No. 10 of Utiek R. Abdurachman, SH., MLI., MKn. dated September 17, 2012, Sigma’s stockholders agreed to liquidate its subsidiary called PT Sigma Karya Sempurna (“SKS”), effective from September 17, 2012. The liquidation constitute as a process of internal restructuring of Sigma Group’s business. As of the issuance date of the consolidated financial statements, the District Court’s decision of the liquidation request is still in process.

On January 17, 2013, Sigma signed a share sale and transfer and loan assignment agreement with Landeskreditbank Baden-Wuttemberg-Forderbank (“L-Bank”), and Step Stuttgarter Engineering Park Gmbh. (“STEP”) as PT German Center Indonesia’s (“GCI”) stockholders. Based on that agreement, Sigma agreed to buy all the shares of GCI owned by L-Bank and STEP and take over L-Bank’s stockholders’ loan at a purchasing price of US$17.8 million (equivalent to Rp170 billion). The closing of this transaction held on April 30, 2013.

(f)   Infomedia

On October 24, 2012, based on notarial deed No. 15 of Zulkifli Harahap, S.H. dated October 24, 2012 which was approved by the MoJHR through Decision Letter No. AHU-55715.AH.01.01/2012 dated October 30, 2012, Infomedia established a subsidiary called PT Infomedia Solusi Humanika (“ISH”) with 100% ownership. ISH will engage in the services for distribution and supply of labor.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2013 (UNAUDITED) AND FOR SIX MONTHS PERIOD ENDED

WITH COMPARATIVE FIGURES AS OF DECEMBER 31, 2012 (AUDITED) AND

FOR SIX MONTHS PERIOD ENDED JUNE 30, 2012 (UNAUDITED)

(Figures in tables are presented in billions of Rupiah, unless  otherwise stated)

Table Of Content

1.   GENERAL (continued)

d.   Subsidiaries (continued)

(f)   Infomedia (continued)

On December 17, 2012, based on notarial deed No. 231  of M. Kholid Artha, SH. dated December 17, 2012,  Infomedia purchased 1,778 and 1,777, shares of Balebat, a subsidiary of Infomedia, or the equivalent of 15.73% and 15.73%, respectively, of Balebat’s total ownership, with a transaction value of Rp4.4 billion and Rp4.4 billion, respectively, from Zikra Lukman and Siti Chadijah, non-controlling interests. The difference between acquisition cost and the carrying amount of the interests acquired amounting to Rp1 billion is recorded as “Difference due to acquisition of non-controlling interest in subsidiaries” in the equity account of the consolidated statements of financial position.

(g)  Indonusa

On June 4 2013, the Company signed Conditional Sale and Purchase of Shares Agreement (“CSPA”) with  PT Trans Corpora and  PT Trans Media Corpora to sell 80% of share-ownership in Indonusa. The closing of transaction will be executed no later than 93 days after the agreement date, or such other date as may be agreed in writing by the parties.

e.   Authorization of the consolidated financial statements

The consolidated financial statements were prepared and approved to be issued by the Board of Directors on July 19, 2013.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements of the Company and subsidiaries have been prepared in accordance with Indonesian Financial Accounting Standards (“Pernyataan Standar Akuntansi Keuangan” or “PSAK”) and Regulation No. VIII.G.7 of the Capital Market and Financial Institution Supervisory Agency (“Bapepam-LK”) regarding the Presentations and Disclosures of Financial Statements of Issuers or Public Companies, enclosed in the decision letter KEP- 347/BL/2012.

a.   Basis of preparation of financial statements

The consolidated financial statements, except for the consolidated statements of cash flows, are prepared on the accrual basis. The measurement basis used is historical cost, except for certain accounts which are measured using the basis mentioned in the relevant notes herein.

The consolidated statements of cash flows are prepared using the direct method and present the changes in cash and cash equivalents from operating, investing and financing activities.

Figures in the consolidated financial statements are presented and rounded to billions of Indonesian Rupiah (“Rp”), unless otherwise stated.

Changes to the statements of financial accounting standards (PSAKs) and interpretations of statements of financial accounting standards (“Interpretasi Standar Akuntansi Keuangan” or “ISAKs”)

On January 1, 2013, the Company and subsidiaries adopted new and revised PSAKs and ISAKs which were effective in 2013. Changes to the Company and subsidiaries’ accounting policies have been made as required in accordance with the transitional provisions in the respective standards and interpretations.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2013 (UNAUDITED) AND FOR SIX MONTHS PERIOD ENDED

WITH COMPARATIVE FIGURES AS OF DECEMBER 31, 2012 (AUDITED) AND

FOR SIX MONTHS PERIOD ENDED JUNE 30, 2012 (UNAUDITED)

(Figures in tables are presented in billions of Rupiah, unless  otherwise stated)

Table Of Content

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

a.   Basis of preparation of financial statements (continued)

The adoption of these new/revised standards and interpretations had no material effect to the consolidated financial statements’ disclosure and presentation:

•         PSAK 38, “Entities Under Common Control Business Combination”

•         PSAK 60 (Revised  2010), “Financial Instruments: Disclosures”.

b.   Principles of consolidation

The consolidated financial statements include the assets and liabilities of the Company and subsidiaries in which the Company, directly or indirectly has ownership of more than half of the voting power and has the ability to govern the financial and operating policies of the entity unless, in exceptional circumstances, it can be clearly demonstrated that such ownership does not constitute control, or the Company has the ability to control the entity, even though the ownership is less than or equal to half of the voting power. Subsidiaries are consolidated from the date on which effective control is obtained and are no longer consolidated from the date control ceases.

Non-controlling interest represents the portion of the profit and loss and net assets of the subsidiaries not attributable, directly or indirectly, to the Company. Profit or loss and each component of other comprehensive income are attributed to the owners of the Company and to the non-controlling interests proportionally in accordance with its ownership in the subsidiaries. Non-controlling interests are presented under the equity section in the consolidated statement of financial position, separately from the owners of the Company’s equity. In the consolidated statement of compherensive income, total profit or loss and total comprehensive income that can be attributed to the owners of the Company and to the non-controlling interests are presented separately, and not presented as income or expense.

Intercompany balances and transactions have been eliminated in the consolidated financial statements.

c.   Transactions with related parties

The Company and subsidiaries have transactions with related parties. The definition of related parties used is in accordance with the Bapepam-LK’s Regulation No. VIII.G.7 regarding the Presentations and Disclosures of Financial Statements of Issuers or Public companies, enclosed in the decision letter No. KEP-347/BL/2012. The party  which is  considered as a related party is  a person or entity that is related to the entity that is preparing its financial statements.

Under Bapepam-LK’s Regulation No. VIII.G.7 regarding the Presentations and Disclosures of Financial Statements of Issuers or Public companies, enclosed in the decision letter No. KEP-347/BL/2012, a government-related entity is an entity that is controlled, jointly controlled or significantly influenced by a government. Government in this context is the Minister of Finance or the Local Government, as the shareholder of the entity. Previously, the Company and subsidiaries applied the definition of related parties under PSAK 7 “Related Parties”.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2013 (UNAUDITED) AND FOR SIX MONTHS PERIOD ENDED

WITH COMPARATIVE FIGURES AS OF DECEMBER 31, 2012 (AUDITED) AND

FOR SIX MONTHS PERIOD ENDED JUNE 30, 2012 (UNAUDITED)

(Figures in tables are presented in billions of Rupiah, unless  otherwise stated)

Table Of Content

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

c.   Transactions with related parties (continued)

Key management personnel are identified as the persons having authority and responsibility for planning, directing and controlling the activities of the entity, directly or indirectly, including any director (whether executive or otherwise) of the Company and subsidiaries. The related-party status extends to the key management of the subsidiaries to the extent they direct the operations of subsidiaries with minimal involvement from the Company’s management.

d.    Business combinations

Business combination is accounted for using the acquisition method. The consideration transferred is measured at fair value, which is the excess of the fair values assets transferred, liabilities incurred or assumed and the equity instruments issued in exchange for control of the acquiree. Acquisition related costs are expensed as incurred. The acquiree’s identifiable assets and liabilities are recognized at their fair values at the acquisition date.

Goodwill arising on acquisition is recognized as an asset and measured at cost representing the excess of the aggregate of the consideration transferred and non-controlling interests over the acquiree’s net identifiable assets acquired and liabilities assumed. For each business combination, non-controlling interest is measured at fair value or at the proportionate share of the acquiree’s identifiable net assets. The choice of measurement basis is made on a transaction by transaction basis.

When the determination of consideration from a business combination includes contingent consideration, it is measured at its acquisition-date fair value. Contingent consideration is classified either as equity or a financial liability. Amounts classified as a financial liability are subsequently remeasured to fair value where the changes in such fair value is recognized in profit or loss or when the adjustments are recorded outside the measurement period. Changes in the fair value of the contingent consideration that qualify as measurement period adjustments are adjusted retrospectively, with corresponding adjustments made against goodwill. Measurement period adjustments are adjustments that arise from additional information obtained during the measurement period, which cannot exceed one year from the acquisition date, about facts and circumstances that existed at the acquisition date.

For the purpose of impairment testing, assets are grouped at the lowest levels for which there are separately identifiable cash flows, known as cash-generating unit. If the recoverable amount of the cash-generating unit is less than the carrying amount of the unit, the impairment loss is allocated to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro-rata on the basis of the carrying amount of the asset in the unit. Impairment losses recognized over goodwill are not able to be reversed in the subsequent period.

The acquisition of entities under common control is accounted for using book value, in a manner similar to that of pooling of interests accounting (carry over basis). Any difference between the consideration paid or received and the related historical carrying amount of the equity acquired interest after considering income tax effects, is recognized directly in equity and reported as “Addition paid in capital” in the equity section of the consolidated statement of financial position.

Recoverable amount is the higher of fair value less costs to sell and value in use. In determining the value in use, the estimated future cash flows which expected to be received are discounted to the present value using a pre-tax discount rate that reflects current market assesments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2013 (UNAUDITED) AND FOR SIX MONTHS PERIOD ENDED

WITH COMPARATIVE FIGURES AS OF DECEMBER 31, 2012 (AUDITED) AND

FOR SIX MONTHS PERIOD ENDED JUNE 30, 2012 (UNAUDITED)

(Figures in tables are presented in billions of Rupiah, unless  otherwise stated)

Table Of Content

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

e.   Cash and cash equivalents

Cash and cash equivalents comprises cash on hand and in banks and all unrestricted time deposits with an original maturity of three months or less at the time of placement.

Time deposits with maturities of more than three months but not more than one year, are presented as other current financial assets.

f.    Investments in associated companies

Investments in companies where the Company and subsidiaries have 20% to 50% of the voting rights, and through which the Company and subsidiaries exert significant influence, but not control, over the financial and operating policies are accounted for using the equity method. Under this method, the Company and subsidiaries recognize their proportionate share in the income or loss of the associated company from the date that significant influence commences until the date that significant influence ceases. When the Company and subsidiaries’ share of loss exceeds the carrying amount of the investment in associated company, the carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that the Company and subsidiaries have incurred legal or constructive obligations or made payments on behalf of the associate.

Investment in joint ventures is accounted for using the equity method whereby the participation in a joint venture is initially recorded at cost and subsequently adjusted for changes in the share of the venturer of the joint venture’s net assets that occurred after the acquisition.

The Company and subsidiaries determine at each reporting date whether there is any objective evidence that the investment in the associate is impaired. If there is, the Company and subsidiaries calculate and recognize the amount of impairment as the difference between the recoverable amount of the investment in associate and its carrying value.

These assets are included in long-term investments in the consolidated statement of financial position.

The functional currency of PT Pasifik Satelit Nusantara (“PSN”) and PT Citra Sari Makmur (“CSM”) is the United States Dollar (“U.S. Dollars”) and the functional currency of Scicom (MSC) Berhad (“Scicom”) is Malaysian Ringgit (“MYR”). For the purpose of reporting these investments using the equity method, the assets and liabilities of these companies as of the statement of financial position date are translated into Indonesian Rupiah using the rate of exchange prevailing at that date, while revenues and expenses are translated into Indonesian Rupiah at the average rates of exchange for the period. The resulting translation adjustments are reported as part of translation adjustment in the equity section of the consolidated statements of financial position.

g.   Trade and other receivables

Trade and other receivables are recognized initially at fair value and subsequently measured at amortized cost, less provision for impairment. This provision for impairment is made based on management’s evaluation of the collectability of outstanding amounts. Receivables are written off in the period during which they are determined to be uncollectible.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2013 (UNAUDITED) AND FOR SIX MONTHS PERIOD ENDED

WITH COMPARATIVE FIGURES AS OF DECEMBER 31, 2012 (AUDITED) AND

FOR SIX MONTHS PERIOD ENDED JUNE 30, 2012 (UNAUDITED)

(Figures in tables are presented in billions of Rupiah, unless  otherwise stated)

Table Of Content

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

h.   Inventories

Inventories consist of components and modules, which are subsequently expensed or transferred to property and equipment upon use. Components and modules represent telephone terminals, cables, transmission installation spare parts and other spare parts. Inventories also include Subscriber Identification Module (“SIM”) cards, Removable User Identity Module (“RUIM”) cards, handsets, set top box, wireless broadband modem and blank prepaid voucher, which are expensed upon sale. The costs of inventories comprise of the purchase price, import duties, other taxes, transport, handling and other costs directly attributable to their acquisition. Inventories are stated at the lower of cost and net realizable value. Net realizable value is the estimate of selling price less the costs to sell.

Cost is determined using the weighted average method for components, SIM cards, RUIM cards, handsets, set top box, wireless broadband modem and blank prepaid voucher, and the specific identification method for modules.

The amount of any write-down of inventories below cost to net realizable value and all losses of inventories shall be recognized as an expense in the period in which the write-down or loss occurs. The amount of any reversal of any write-down of inventories, arising from an increase in net realizable value, shall be recognized as a reduction in the amount of general and administrative expense in the period in which the reversal occurs.

Provision for obsolescence is primarily based on the estimated forecast of future usage of these items.

i.    Prepaid expenses

Prepaid expenses are amortized over their future beneficial periods using the straight-line method.

j.    Asset held for sale

Assets (or disposals groups) are classified as asset held for sale when their carrying amount is to be recovered principally through a sale transaction rather than through continuing use and a sale is considered highly probable. They are stated at the lower of carrying amount and fair value less costs to sell.

Assets that meet the criteria to be classified as held for sale are reclassified from property and equipment and depreciation on such assets is ceased.

k.   Intangible assets

Intangible assets comprised of intangible assets from subsidiaries or business acquisitions, licenses and computer software. Intangible assets shall be recognized if it is probable that the expected future economic benefits that are attributable to each asset will flow to the Company and subsidiaries and the cost of the asset can be reliably measured.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2013 (UNAUDITED) AND FOR SIX MONTHS PERIOD ENDED

WITH COMPARATIVE FIGURES AS OF DECEMBER 31, 2012 (AUDITED) AND

FOR SIX MONTHS PERIOD ENDED JUNE 30, 2012 (UNAUDITED)

(Figures in tables are presented in billions of Rupiah, unless  otherwise stated)

Table Of Content

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

k.   Intangible assets (continued)

Intangible assets are stated at cost less accumulated amortization and impairment, if any. Intangible assets are amortized over their useful lives. The Company and subsidiaries estimate the recoverable value of their intangible assets. When the carrying amount of an asset exceeds its estimated recoverable amount, the asset is written-down to its estimated recoverable amount.

Intangible assets are amortized using the straight-line method, based on the estimated useful lives of the assets as follows:

Years
License	10
Other intangible assets	2-20

Intangible asset is derecognized when no further economic benefits are expected, neither from further use nor from disposal. The difference between the carrying amount and the net proceeds received from disposal is recognized in the consolidated statement of comprehensive income.

l.    Property and equipment - direct acquisitions

Property and equipment directly acquired are stated at cost, less accumulated depreciation and impairment losses.

The cost of the assets includes: (a) purchase price, (b) any costs directly attributable to bringing the asset to its location and condition and (c) the initial estimate of the costs of dismantling and is removing the item and restoring the site on which it is located. Each part of an item of property and equipment with a cost that is significant in relation to the total cost of the item is depreciated separately.

Property and equipment, except land, are depreciated using the straight-line method, based on the estimated useful lives of the assets as follows:

Years
Buildings	20-40
Leasehold improvements	3-7
Switching equipment	5-15
Telegraph, telex and data communication equipment	5-15
Transmission installation and equipment	5-25
Satellite, earth station and equipment	3-20
Cable network	5-25
Power supply	3-10
Data processing equipment	3-10
Other telecommunications peripherals	5
Office equipment	2-5
Vehicles	5-8
Customer Premise Equipment (“CPE”)	10
Other equipment	5

Depreciation method, useful life and residual value of an asset are reviewed at least at each financial year-end and adjusted if appropriate. The residual value of an asset is the estimated  amount that the Company and subsidiaries would currently obtain from disposal of the asset, after deducting the estimated costs of disposal, if the asset were already of the age and in the condition expected at the end of its useful life. The Company and subsidiaries determined the residual value of property and equipment amounting to Rp1.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2013 (UNAUDITED) AND FOR SIX MONTHS PERIOD ENDED

WITH COMPARATIVE FIGURES AS OF DECEMBER 31, 2012 (AUDITED) AND

FOR SIX MONTHS PERIOD ENDED JUNE 30, 2012 (UNAUDITED)

(Figures in tables are presented in billions of Rupiah, unless  otherwise stated)

Table Of Content

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

l.    Property and equipment - direct acquisitions (continued)

The Company and subsidiaries periodically evaluate their property and equipment for impairment, whenever events and circumstances indicate that the carrying amount of the assets may not be recoverable. When the carrying amount of an asset exceeds its estimated recoverable amount, the asset is written down to its estimated recoverable amount, which is determined based on the higher of its fair value less cost to sell or value in use.

Spare parts and servicing equipment are carried as inventory and recognized in profit or loss as consumed. Major spare parts and stand-by equipment that are expected to be used for more than 12 months are recorded as part of property and equipment.

When assets are retired or otherwise disposed of, their cost and the related accumulated depreciation are eliminated from the consolidated statements of financial position, and the resulting gains or losses on the disposal or sale of property and equipment are recognized in the consolidated statements of comprehensive income.

Certain computer hardware can not be used without the availability of certain computer software. In such circumstance, the computer software is recorded as part of the computer hardware. If any computer software is independent from its computer hardware, it is recorded as part of intangible assets.

The cost of maintenance and repairs is charged to the consolidated statements of comprehensive income as incurred. Significant renewals and betterments are capitalized.

Property under construction is stated at cost until construction is completed, at which time it is reclassified to the specific property and equipment account to which it relates. During the construction period until the property is ready for its intended use or sale, borrowing costs, which include interest expense and foreign currency exchange differences incurred on loans obtained to finance the construction of the asset, as long as it meets the definition of qualifying assets, are capitalized in proportion to the average amount of accumulated expenditures during the period. Capitalization of borrowing cost ceases when the construction has been completed and the asset is ready for its intended use.

Equipment temporarily unused is reclassified into equipment not used in operation and depreciated over its estimated useful life using straight-line method.

m.  Leases

In determining whether an arrangement is, or contains a lease, the Company and subsidiaries perform an evaluation over the substance of the arrangement. A lease is classified as finance lease or operating lease based on the substance, not the form of the contract. Finance lease is recognized if the lease transfers substantially all the risks and rewards incidental to the ownership.

Assets and liabilities under a finance lease are recognized in the consolidated statement of financial position at amounts equal to the fair value of the leased assets or, if lower, the present value of the minimum lease payments. Any initial direct costs of the Company and subsidiaries are added to the amount recognized as an asset.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2013 (UNAUDITED) AND FOR SIX MONTHS PERIOD ENDED

WITH COMPARATIVE FIGURES AS OF DECEMBER 31, 2012 (AUDITED) AND

FOR SIX MONTHS PERIOD ENDED JUNE 30, 2012 (UNAUDITED)

(Figures in tables are presented in billions of Rupiah, unless  otherwise stated)

Table Of Content

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

m.  Leases (continued)

Minimum lease payments shall be apportioned between the finance charge and the reduction of the outstanding liability. The finance charge shall be allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability. Contingent rents shall be charged as expenses in the periods in which they are incurred.

Leased assets are depreciated using the same method and based on the useful lives as estimated for directly acquired property and equipment. However, if there is no reasonable certainty that the Company and subsidiaries will obtain ownership by the end of the lease term, the leased assets are fully depreciated over the shorter of the lease term and their economic useful lives.

Lease arrangements that do not meet the above criteria are accounted for as operating leases for which payments are charged as an expense on the straight-line basis over the lease period.

n.   Deferred charges - land rights

On January 1, 2012, the Company and subsidiaries implemented ISAK 25, “Land Rights”, which are effective for financial reporting periods beginning on or after January 1, 2012. Based on ISAK 25, land rights include costs incurred to process the initial legal land rights are recognized as part of property and equipments and are not amortized. Costs incurred to process the extension or renewal of legal land rights are deferred and amortized over the shorter of the term of the land rights or the economic life of the land.

o.   Trade payables

Trade payables are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Trade payables are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer). If not, they are presented as non-current liabilities.

Trade payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

p.   Borrowings

Borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently carried at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the consolidated statement of comprehensive income over the period of the borrowings using the effective interest method.

Fees paid on the obtaining of loan facilities are recognized as transaction costs of the loan to the extent that it is probable that some or all of the facility will be drawn down. In this case, the fee is deferred until the draw-down occurs. To the extent there is no evidence that it is probable that some or all of the facility will be drawn down, the fee is capitalized as a pre-payment for liquidity services and amortized over the period of the facility to which it relates.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2013 (UNAUDITED) AND FOR SIX MONTHS PERIOD ENDED

WITH COMPARATIVE FIGURES AS OF DECEMBER 31, 2012 (AUDITED) AND

FOR SIX MONTHS PERIOD ENDED JUNE 30, 2012 (UNAUDITED)

(Figures in tables are presented in billions of Rupiah, unless  otherwise stated)

Table Of Content

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

q.   Foreign currency translation

The functional currency and the recording currency of the Company and subsidiaries is the Indonesian Rupiah, except for the functional currency of Telekomunikasi Indonesia International Pte. Ltd., Hong Kong, Telekomunikasi Indonesia International Pte., Singapore and Telekomunikasi Indonesia International S.A., Timor Leste whose accounting records are maintained in U.S. Dollars. Transactions in foreign currencies are translated into Indonesian Rupiah at the rates of exchange prevailing at transaction date. At the consolidated statement of financial position date, monetary assets and monetary liabilities balances denominated in foreign currencies are translated into Indonesian Rupiah based on the buy and sell rates quoted by Reuters prevailing at the consolidated statement of financial position date as follows:

	June 30, 2013		December 31, 2012
	Buy	Sell	Buy	Sell
United States Dollar (“US$”) 1	9,920	9,930	9,630	9,645
Euro 1	12,945	12,959	12,721	12,743
Yen 1	100.24	100.36	111.65	111.84

The resulting foreign exchange gains or losses, realized and unrealized, are credited or charged to the consolidated statement of comprehensive income of the current period, except for foreign exchange differences incurred on borrowings during the construction of qualifying assets which are capitalized to the extent that the borrowings can be attributed to the construction of those qualifying assets (Note 2l).

r.    Revenue and expense recognition

i.    Fixed line telephone revenues

Revenues from fixed line installations are deferred including incremental costs and recognized as revenue over the expected term of the customer relationships. Based on reviews of historical information and customer trends, the Company determined the expected term of the customer relationships in 2013 and 2012 to be 10 years. Revenues from usage charges are recognized as customers incur the charges. Monthly subscription charges are recognized as revenues when incurred by subscribers.

ii.    Cellular and fixed wireless telephone revenues

Revenues from postpaid service, which consist of usage and monthly charges, are recognized as follows:

•         Airtime and charges for value added services are recognized based on usage by subscribers.

•         Monthly subscription charges are recognized as revenues when incurred by subscribers.

Revenues from prepaid card subscribers, which consist of the sale of starter packs (also known as SIM cards in the case of cellular and RUIM in the case of fixed wireless telephone and start-up load vouchers) and pulse reload vouchers, are recognized as follows:

•         Sales of SIM and RUIM cards are recognized as revenue upon delivery of the starter packs to distributors, dealers or directly to customers.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2013 (UNAUDITED) AND FOR SIX MONTHS PERIOD ENDED

WITH COMPARATIVE FIGURES AS OF DECEMBER 31, 2012 (AUDITED) AND

FOR SIX MONTHS PERIOD ENDED JUNE 30, 2012 (UNAUDITED)

(Figures in tables are presented in billions of Rupiah, unless  otherwise stated)

Table Of Content

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

r.    Revenue and expense recognition (continued)

ii.    Cellular and fixed wireless telephone revenues (continued)

•         Sales of pulse reload vouchers (either bundled in starter packs or sold as separate items) are recognized initially as unearned income and recognized proportionately as usage revenue based on duration and total of successful calls made and the value added services used by the subscribers or the expiration of the unused stored value of the voucher.

•         Unutilized promotional credits are netted against unearned income.

iii.   Interconnection revenues

The revenues from network interconnection with other domestic and international telecommunications carriers are recognized monthly on the basis of the actual recorded traffic for the month. Interconnection revenues consist of revenues derived from other operators’s subscriber calls to the Company and subsidiary operator’s subscribers (incoming) and calls between subscribers of other operators through the Company and subsidiary’s network (transit).

iv.   Data, internet and information technology services revenues

Revenues from data communication and internet are recognized based on service activity and performance which is measured by duration of internet usage or based on the fixed amount charges depending on the arrangements with customers.

Revenues from sales, installation and implementation of computer software and hardware, computer data network installation service and installation are recognized when the goods are delivered to customers or the installation takes place.

Revenue from computer software development service is recognized using the percentage of completion method.

v.   Revenues from network

Revenues from network consist of revenues from leased lines and satellite transponder leases which are recognized over the period in which the services are rendered.

vi.   Other telecommunications services revenues

      Revenues from other telecommunications services consist of Revenue-Sharing Arrangements (“RSA”) and sales of other telecommunication services or goods.

The RSA are recorded in a manner similar to capital leases where the property and equipment and obligation under RSA are reflected in the consolidated statements of financial position. All revenues generated from the RSA are recorded as a component of revenues, while a portion of the investors’ share of the revenues from the RSA is recorded as finance costs with the balance treated as a reduction of the obligation under RSA.

Universal Service Obligation (“USO”) compensation from construction activities to design, build and finance  assets for the grantor are recognized on a stage of completion basis. Revenues from operating and maintainance activities in respect of the assets under the concession are recognized when the services are rendered.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2013 (UNAUDITED) AND FOR SIX MONTHS PERIOD ENDED

WITH COMPARATIVE FIGURES AS OF DECEMBER 31, 2012 (AUDITED) AND

FOR SIX MONTHS PERIOD ENDED JUNE 30, 2012 (UNAUDITED)

(Figures in tables are presented in billions of Rupiah, unless  otherwise stated)

Table Of Content

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

r.    Revenue and expense recognition (continued)

vi.   Other telecommunications services revenues (continued)

In concession contract under USO, the Company and subsidiaries have contractual rights to receive considerations from the grantor. The Company and subsidiaries recognize a financial asset in its consolidated statements of financial position, in consideration for the services it provides (designing, building, operation or maintenance assets under concession). Such financial assets are recognized in the consolidated statements of financial position as Account Receivables, for the amount of the fair value of the infrastructure on initial recognition and subsequently at amortized cost. The receivable is settled by means of the grantor’s payments received. The financial income calculated on the basis of the effective interest rate is recognized as financing income.

Revenues from sales of other telecommunication services or goods are recognized upon completion of services and or delivery of goods to customers.

vii.  Multiple-element arrangements

Where two or more revenue-generating activities or deliverables are sold under a single arrangement, each deliverable that is considered to be a separate unit of accounting is accounted for separately. The total revenue is allocated to each separately identifiable component based on the relative fair value of each component and the appropriate revenue recognition criteria are applied to each component as described above.

viii. Agency relationship

Revenues from an agency relationship are recorded based on the gross amount billed to the customers when the Company and subsidiaries acted as principal in sale of goods and services. Revenues are recorded based on the net amount retained (the amount paid by the customer less with amount paid to the suppliers) because in substance, the Company and subsidiaries has acted as an agent and earned commission from the suppliers of the goods and services sold.

ix.   Customer loyalty programme

The Company and subsidiaries operate a loyalty point programme, which allows customers to accumulate points for every certain multiple of the usage of telecommunication services. The points can then be redeemed in the future for free or discounted products, provided other qualifying conditions are achieved.

Consideration received is allocated between the telecommunication services and the points issued, with the consideration allocated to the points equal to their fair value. Fair value of the points is determined based on historical information about redemption rate of award points, The fair value of the points issued is deferred and recognized as revenue when the points are redeemed or expired.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2013 (UNAUDITED) AND FOR SIX MONTHS PERIOD ENDED

WITH COMPARATIVE FIGURES AS OF DECEMBER 31, 2012 (AUDITED) AND

FOR SIX MONTHS PERIOD ENDED JUNE 30, 2012 (UNAUDITED)

(Figures in tables are presented in billions of Rupiah, unless  otherwise stated)

Table Of Content

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

r.    Revenue and expense recognition (continued)

x.  Service Concession Arrangements

On January 1, 2012, the Company and subsidiaries implemented ISAK 16,” Service Concession Arrangements”, which are effective for financial reporting periods beginning on or after January 1, 2012. Based on ISAK 16, revenues relating to construction or upgrade services under a service concession arrangements are recognized based on the stage of completion of the work performed. Operation or service revenue is recognized in the period in which the service is provided. When more than one services are provided in the service concession arrangements, the consideration received is allocated by reference to the relative value of the services.

Further, the developed infrastructure assets under these arrangements are not recognized as property, plant and equipment of the operator, because the contractual arrangements do not convey the right to control the use of the public services infrastructure assets to the operator.

xi. Expenses

Expenses are recognized as incurred on the accrual basis.

s.   Employee benefits

i.    Short-term employee benefits

All short-term employee benefits which consist of salaries and related benefits, vacation pay, incentives and other short-term benefits are recognized as expense on undiscounted basis when employees have rendered service to the Company and subsidiaries.

ii.    Pension and post-retirement health care benefit plans

The net obligations in respect of the defined pension benefit and post-retirement health care benefit plans are calculated at the present value of estimated future benefits that the employees have earned in return for their service in the current and prior periods, less the fair value of plan assets and as adjusted for unrecognized actuarial gains or losses and unrecognized past service cost. The calculation is performed by an independent actuary using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of government bonds that are denominated in the currencies in which the benefits will be paid and that have terms to maturity approximating the terms of the related retirement benefit obligation. Government bonds are used as there is no deep market for high quality corporate bonds.

Plan assets are assets that are held by the pension and post-retirement health care benefit plans. These assets are measured at fair value at the end of the reporting period, which is based on the securities’ quoted market price information. The amount of prepaid pension costs that can be recognized is limited to the total of any unrecognized past service costs, unrecognized actuarial losses and the present value of economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2013 (UNAUDITED) AND FOR SIX MONTHS PERIOD ENDED

WITH COMPARATIVE FIGURES AS OF DECEMBER 31, 2012 (AUDITED) AND

FOR SIX MONTHS PERIOD ENDED JUNE 30, 2012 (UNAUDITED)

(Figures in tables are presented in billions of Rupiah, unless  otherwise stated)

Table Of Content

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

s.   Employee benefits (continued)

iii.    Pension and post-retirement health care benefit plans (continued)

Actuarial gains or losses arising from experience adjustments and changes in actuarial assumptions, when exceeding the greater of 10% of the present value of defined benefit obligation or 10% of the fair value of plan assets, are charged or credited to the consolidated statements of comprehensive income over the average remaining service lives of the relevant employees. Prior service cost is recognized immediately if vested or amortized over the vesting period.

For defined contribution plans, the regular contributions constitute net periodic costs for the period in which they are due and as such are included in staff costs as they become payable.

iii.   Long Service Awards (“LSA”) and Long Service Leave (“LSL”)

Employees of Telkomsel are entitled to receive certain cash awards or certain numbers of days leave benefits based on length of service requirements. LSA are either paid at the time the employees reach certain anniversary dates during employment, or at the time of termination. LSL is either a certain number of days leave benefit or cash, subject to approval by management, provided to employee who has met the requisite number of years of service and with a certain minimum age.

Actuarial gains or losses arising from experience and changes in actuarial assumptions are charged immediately to the consolidated statements of comprehensive income.

The obligation with respect to LSA and LSL is calculated by an independent actuary using the projected unit credit method.

iv.   Early retirement benefits

Early retirement benefits are accrued at the time the Company makes a commitment to provide early retirement benefits as a result of an offer made in order to encourage voluntary redundancy. A commitment to a termination arises when, and only when a detailed formal plan for the early retirement cannot be withdrawn.

v.   Pre-retirement benefits

Employees of the Company are entitled to a benefit during a pre-retirement period in which they are inactive for 6 months prior to their normal retirement age of 56 years. During the pre-retirement period, the employees still receive benefits provided to active employees, which include, but are not limited to regular salary, health care, annual leave, bonus and other benefits. Benefits provided to employees who enter pre-retirement period are calculated by an independent actuary using the projected unit credit method.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2013 (UNAUDITED) AND FOR SIX MONTHS PERIOD ENDED

WITH COMPARATIVE FIGURES AS OF DECEMBER 31, 2012 (AUDITED) AND

FOR SIX MONTHS PERIOD ENDED JUNE 30, 2012 (UNAUDITED)

(Figures in tables are presented in billions of Rupiah, unless  otherwise stated)

Table Of Content

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

s.   Employee benefits (continued)

vi.   Other post-retirement benefits

Employees are entitled to home leave passage benefits and final housing facility benefits to their retirement age of 56 years. Those benefits are calculated by an independent actuary using the projected unit credit method.

Gains or losses on curtailment are recognized when there is a commitment to make a material reduction in the number of employee covered by a plan or when there is an amendment of a defined benefit plan terms such that a material element of future services to be provided by current employees will no longer qualify for benefits, or will qualify only for reduced benefits.

Gains or losses on settlement are recognized when there is a transaction that eliminates all further legal or constructive obligation for part or all of the benefits provided under a defined benefit plan.

t.    Income tax

Current and deferred tax shall be recognized as income or an expense and included in consolidated statements of comprehensive income, except to the extent that the tax arises from a transaction or event which is recognized directly in equity, the tax shall be recognized directly to  equity.

The current tax assets and liabilities are measured at the amount expected to be recovered or paid using the tax rates and tax laws that have been enacted at each reporting date. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. Where appropriate, managment establishes provisions based on the amounts expected to be paid to the tax authorities.

The Company and subsidiaries recognize deferred tax assets and liabilities for temporary differences between the financial and tax bases of assets and liabilities at each reporting date. The Company and subsidiaries also recognize deferred tax assets resulting from the recognition of future tax benefits, such as the benefit of tax losses carried forward, to the extent their future realization is probable. Deferred tax assets and liabilities are measured using enacted or substantively enacted tax rates and tax laws at each reporting date which are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled, such as tax rates and tax laws which have been enacted or substantially enacted at each reporting date.

Deferred tax assets and liabilities are offset in the consolidated statements of financial position, except if these are for different legal entities, in the same manner the current tax assets and liabilities are presented.

Amendment to taxation obligation is recorded when an assessment letter (“Surat Ketetapan Pajak” or “SKP”) is received or if appealed against, when the results of the appeal are determined. The additional taxes  and penalty imposed through SKP are recognized as income or expense in the current period profit or loss, unless objection/appeal action is taken. The additional taxes  and penalty imposed through SKP are deferred as long as they meet the asset recognition criteria.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2013 (UNAUDITED) AND FOR SIX MONTHS PERIOD ENDED

WITH COMPARATIVE FIGURES AS OF DECEMBER 31, 2012 (AUDITED) AND

FOR SIX MONTHS PERIOD ENDED JUNE 30, 2012 (UNAUDITED)

(Figures in tables are presented in billions of Rupiah, unless  otherwise stated)

Table Of Content

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

u.   Financial instruments

The Company and subsidiaries classify financial instruments into financial assets and financial liabilities. Financial assets and liabilities are recognized initially at fair value including transaction costs. These are subsequently measured either at fair value or amortized cost using the effective interest method in accordance with their classification.

i.      Financial assets

The Company and subsidiaries classify their financial assets as (i) financial assets at fair value through profit or loss, (ii) loans and receivables, (iii) held-to-maturity financial assets or (iv) available-for-sale financial assets. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of financial assets at initial recognition.

Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the marketplace (regular way trades) are recognized on the trade date, i.e., the date that the Company and subsidiaries commits to purchase or sell the assets.

The Company’s financial assets include cash and cash equivalents, other current financial assets, trade receivables and other receivables, long-term investments, advances and other non-current financial assets.

a.     Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are financial assets classified as held for trading. A financial asset is classified as held for trading if it is acquired principally for the purpose of selling or repurchasing it in the near term and for which there is evidence of a recent actual pattern of short-term profit taking. Gains or losses arising from changes in fair value of the trading securities are presented as other (expenses)/income in consolidated statements of comprehensive income in the period in which they arise.

No financial assets were classified as financial assets at fair value through profit or loss as of June 30, 2013 and December 31, 2012.

b.    Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loans and receivables consist of, among other things, cash and cash equivalents, trade receivables, other receivables, other current financial assets and other non-current financial assets.

These are initially recognized at fair value including transaction costs and subsequently measured at amortized cost, using the effective interest method.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2013 (UNAUDITED) AND FOR SIX MONTHS PERIOD ENDED

WITH COMPARATIVE FIGURES AS OF DECEMBER 31, 2012 (AUDITED) AND

FOR SIX MONTHS PERIOD ENDED JUNE 30, 2012 (UNAUDITED)

(Figures in tables are presented in billions of Rupiah, unless  otherwise stated)

Table Of Content

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

u.   Financial instruments (continued)

i.      Financial assets (continued)

c.     Held-to-maturity financial assets

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that management has the positive intention and ability to hold to maturity, other than:

a)     those that the Company upon initial recognition designates as at fair value through profit or loss;

b)    those that the Company designates as available for sale; and

c)     those that meet the definition of loans and receivables.

No financial assets were classified as held-to-maturity financial assets as of June 30, 2013 and December 31, 2012.

d.    Available-for-sale financial assets

Available-for-sale investments are non-derivative financial assets that are intended to be held for indefinite period of time, which may be sold in response to needs for liquidity or changes in interest rates, exchange rates or that are not classified as loans and receivables, held-to-maturity investments or financial assets at fair value through profit or loss Available-for-sale financial assets consist of bonds and mutual funds which are recorded as other current financial assets.

Available-for-sale securities are stated at fair value. Unrealized holding gains or losses on available-for-sale securities are excluded from income of the current period and are reported as a separate component in the equity section of the consolidated statements of financial position until realized. Realized gains or losses from the sale of available-for-sale securities are recognized in the consolidated statements of comprehensive income, and are determined on a specific identification basis. A decline in the fair value of any available-for-sale securities below cost that is deemed to be other-than-temporary is charged to the consolidated statements of comprehensive income.

ii.    Financial liabilities

The Company and subsidiaries classify their financial liabilities as (i) financial liabilities at fair value through profit or loss or (ii) financial liabilities measured at amortized cost.

The Company and subsidiaries’ financial liabilities include trade payables and other payables, accrued expenses, loans and other borrowings which consist of short-term bank loans, obligations under capital lease, two step loans, bonds and notes, and bank loans.

a.     Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss are financial liabilities classified as held for trading. A financial liability is classified as held for trading if it is incurred principally for the purpose of selling or repurchasing them in the near term and for which there is evidence of a recent actual pattern of short-term profit taking.

No financial liabilities were categorized as held for trading as of June 30, 2013 and December 31, 2012.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2013 (UNAUDITED) AND FOR SIX MONTHS PERIOD ENDED

WITH COMPARATIVE FIGURES AS OF DECEMBER 31, 2012 (AUDITED) AND

FOR SIX MONTHS PERIOD ENDED JUNE 30, 2012 (UNAUDITED)

(Figures in tables are presented in billions of Rupiah, unless  otherwise stated)

Table Of Content

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

u.   Financial instruments (continued)

ii.    Financial liabilties (continued)

b.    Financial liabilities measured at amortized cost

Financial liabilities that are not classified as at fair value through profit or loss fall into this category and are measured at amortized cost. Financial liabilities measured at amortized cost are among other things, trade payables, other payables, accrued expenses, loans, bonds and notes.

iii.   Offsetting financial instruments

Financial assets and liabilities are offset and the net amount is reported in the consolidated statement of financial position when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realise the asset and settle the liability simultaneously.

iv.    Fair Value of Financial Instruments

Fair value is the amount for which an asset could be exchanged, or liability settled, in an arms-length transaction.

The fair value of financial instruments that are traded in active markets at each reporting date is determined by reference to quoted market prices, without any deduction for transaction costs.

For financial instruments not traded in an active market, the fair value is determined using appropriate valuation techniques. Such techniques may include using recent arm’s length market transactions, reference to the current fair value of another  instrument that is substantially the same and a discounted cash flow analysis or other valuation models.

An analysis of fair values of financial instruments and further details as to how they are measured are provided in Note 44.

v.   Impairment of financial assets

The Company and subsidiaries assess the impairment of financial assets if there is objective evidence that a loss event has a negative impact on the estimated future cash flows of the financial asset. Impairment is recognized when the loss event can be reliably estimated. Losses expected as a result of future events, no matter how likely, are not recognized.

Impairment loss on financial assets carried at cost is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the financial asset’s original effective interest rate. Cash flows relating to short-term receivables are not discounted if the effect of discounting is immaterial.

When a decline in the fair value of an available-for-sale financial asset has been recognized in other comprehensive income and there is objective evidence that the asset is impaired, the cumulative loss that had been recognized in other comprehensive income shall be recognized in profit or loss as an impairment loss. The amount of the cumulative loss shall be the difference between the acquisition cost (net of any principal repayment and amortization) and current fair value, less any impairment loss on that financial asset previously recognized.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2013 (UNAUDITED) AND FOR SIX MONTHS PERIOD ENDED

WITH COMPARATIVE FIGURES AS OF DECEMBER 31, 2012 (AUDITED) AND

FOR SIX MONTHS PERIOD ENDED JUNE 30, 2012 (UNAUDITED)

(Figures in tables are presented in billions of Rupiah, unless  otherwise stated)

Table Of Content

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

u.   Financial instruments (continued)

vi.   Derecognition of financial instrument

The Company and subsidiaries derecognize a financial asset when the contractual rights to the cash flows from the financial asset expire, or when the Company and subsidiaries transfer substantially all the risks and rewards of ownership of the financial asset.

The Company and subsidiaries derecognize a financial liability when the obligation specified in the contract is discharged or cancelled or expired.

v.   Treasury stock

Reacquired Company’s stock is accounted for at its reacquisition cost and classified as “Treasury Stock” and presented as a deduction to equity. The cost of treasury stock sold/transferred is accounted for using the weighted average method. Portion of treasury stock transferred for employees ownership program is accounted for at its fair value. The difference between the cost and the proceeds from the sale/transfer value of treasury stock is credited to “Additional Paid-in Capital”.

w.   Dividends

Dividend distribution to the Company’s stockholders is recognized as liability in the Company’s consolidated financial statements in the period in which the dividends are approved by the Company’s stockholders. The Company recognizes interim devidends as liability based on the Board of Directors’ decision with the approval from the Board of Commissioners.

x.   Basic earnings per share and earnings per ADS

Basic earnings per share are computed by dividing income for the period attributable to owners of the parent by the weighted average number of shares outstanding during the period. Income per ADS is computed by multiplying basic earnings per share by 40, the number of shares represented by each ADS.

The Company does not have potentially dilutive financial investments.

y.   Segment information

The Company and subsidiaries' segment information is presented based upon identified operating segments. An operating segment is a component of an entity: a) that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same entity); b) whose operating results are regularly reviewed by the Company and subsidiaries' chief operating decision maker (“CODM”) ie., Directors, to make decisions about resources to be allocated to the segment and assess its performance, and c) for which discrete financial information is available.

z.   Provisions

Provisions are recognized when the Company and subsidiaries have a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the obligation.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2013 (UNAUDITED) AND FOR SIX MONTHS PERIOD ENDED

WITH COMPARATIVE FIGURES AS OF DECEMBER 31, 2012 (AUDITED) AND

FOR SIX MONTHS PERIOD ENDED JUNE 30, 2012 (UNAUDITED)

(Figures in tables are presented in billions of Rupiah, unless  otherwise stated)

Table Of Content

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

aa.  Critical accounting estimates and judgements

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The Company and subsidiaries make estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below.

i.    Retirement benefits

The present value of the retirement benefits obligations depends on a number of factors that are determined on an actuarial basis using a number of assumptions. The assumptions used in determining the net cost (income) for pensions include the discount rate. Any changes in these assumptions will impact the carrying amount of retirement benefits obligations.

The Company and subsidiaries determine the appropriate discount rate at the end of each reporting period. This is the interest rate that should be used to determine the present value of estimated future cash outflows expected to be required to settle the obligations. In determining the appropriate discount rate, the Company and subsidiaries consider the interest rates of government bonds that are denominated in the currency in which the benefits will be paid and that have terms to maturity approximating the terms of the related retirement benefits obligations.

If there is an improvement in the ratings of such government bonds or a decrease in interest rates as a result of improving economic conditions, there could be a material impact on the discount rate used in determining the post-employment benefits obligations.

Other key assumptions for retirement benefits obligations are based in part on current market conditions. Additional information is disclosed in Notes 34, 35 and 36.

ii.   Estimating useful lives of property and equipment and intangible assets

The Company and subsidiaries estimate the useful lives of their property and equipment and intangible assets based on expected asset utilization, considering strategic business plans, expected future technological developments and market behavior. The estimates of useful lives of property and equipment are based on the Company and subsidiaries collective assessment of industry practice, internal technical evaluation and experience with similar assets.

The Company and subsidiaries review estimates of useful lives at least each financial year end and are updated if expectations differ from previous estimates due to physical wear and tear, technical or commercial obsolescence and legal or other limitations on the use of the assets. The amounts and timing of recorded expenses for any year will be affected by changes in these factors and circumstances. A change in the estimated useful lives of the  property and equipment is the change in accounting estimates and is applied prospectively in profit or loss in the period of the change and future periods.

Detail of nature and carrying amounts of property and equipment is disclosed in Note 10 and intangible assets in Note 12.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2013 (UNAUDITED) AND FOR SIX MONTHS PERIOD ENDED

WITH COMPARATIVE FIGURES AS OF DECEMBER 31, 2012 (AUDITED) AND

FOR SIX MONTHS PERIOD ENDED JUNE 30, 2012 (UNAUDITED)

(Figures in tables are presented in billions of Rupiah, unless  otherwise stated)

Table Of Content

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

aa.  Critical Accounting Estimates and Judgements (continued)

iii.  Provision for impairment of receivables

The Company and subsidiaries assess whether there is objective evidence that trade receivables have been impaired at the end of each reporting period. Provision for impairment of receivables is calculated based on a review of the current status of existing receivables and historical collection experience. Such provisions are adjusted periodically to reflect the actual and anticipated experience. Detail of nature and carrying amounts of provision for impairment of receivables is disclosed in Note 5.

iv.  Income taxes

Significant judgement is required in determining the provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain. The Company and subsidiaries recognize liabilities for anticipated tax audit issues based on estimates whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the period in which such determination is made. Detail of nature and carrying amounts of income tax is disclosed in Note 31.

v.   Impairment of non-financial assets

The Company and subsidiaries annually assess whether goodwill is impaired. Other non-financial assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset exceeds its recoverable amount. The recoverable amount of an asset or a cash generating unit (“CGU”) is determined based on the higher of its fair value less costs to sell and its value in use, calculated on the basis of management’s assumptions and estimates.

In determining value in use, the Company and subsidiaries apply management judgement in establishing forecasts of future operating performance, as well as the selection of growth rates and discount rates. These judgements are applied based on our understanding of historical information and expectations of future performance. Changing the key assumptions, including the discount rates or the growth rate assumptions in the cash flow projections, could materially affect the value in use calculations.

For the year ended December 31, 2012 the Company recognized Rp247 billion of impairment loss on property and equipment in pertaining to the fixed wireless services. A 1% increase in the discount rate used would result in an increase in impairment loss of approximately Rp458 billion. However, the recoverable amount of the fixed wireless CGU is most sensitive to whether management will be able to implement its plans, including the cost efficiency plan, such that it generates positive cash flows and returns to profitability as projected. If the performance of the fixed wireless CGU continues to decline or if management’s initiatives are not performing as expected in the next financial year, analysis will be required to assess whether there will be further impairment next year (Note 10b).

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2013 (UNAUDITED) AND FOR SIX MONTHS PERIOD ENDED

WITH COMPARATIVE FIGURES AS OF DECEMBER 31, 2012 (AUDITED) AND

FOR SIX MONTHS PERIOD ENDED JUNE 30, 2012 (UNAUDITED)

(Figures in tables are presented in billions of Rupiah, unless  otherwise stated)

Table Of Content

3.   CASH AND CASH EQUIVALENTS

	June 30, 2013	December 31, 2012
Cash on hand	25	7
Cash in banks
Related parties
Rupiah
PT Bank Mandiri (Persero) Tbk (“Bank Mandiri”)	660	913
PT Bank Negara Indonesia (Persero) Tbk (“BNI”)	171	284
PT Bank Rakyat Indonesia (Persero) Tbk (“BRI”)	116	87
Others	20	14
	967	1,298
Foreign currencies
Bank Mandiri	535	222
BRI	353	-
BNI	116	20
Others	-	2
	1,004	244
Sub total	1,971	1,542
Third parties
Rupiah
Deutsche Bank AG (“DB”)	62	62
PT Bank CIMB Niaga Tbk (”Bank CIMB Niaga”)	54	59
PT Bank Central Asia Tbk (”BCA“)	38	36
Others (each below Rp50 billion)	123	67
	277	224
Foreign currencies
PT Standard Chartered Bank (“SCB”)	109	112
Others (each below Rp50 billion)	55	65
	164	177
Sub total	441	401
Total cash in banks	2,412	1,943
Time deposits
Related parties
Rupiah
BNI	2,588	1,511
BRI	2,280	2,883
Bank Mandiri	576	312
PT Bank Tabungan Negara (Persero) Tbk (“BTN”)	112	401
Others (each below Rp30 billion)	24	43
	5,580	5,150
Foreign currencies
BRI	1,269	1,966
BNI	3545	112
Bank Mandiri	-	222
	1,623	2,300
Sub total	7,203	7,450

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2013 (UNAUDITED) AND FOR SIX MONTHS PERIOD ENDED

WITH COMPARATIVE FIGURES AS OF DECEMBER 31, 2012 (AUDITED) AND

FOR SIX MONTHS PERIOD ENDED JUNE 30, 2012 (UNAUDITED)

(Figures in tables are presented in billions of Rupiah, unless  otherwise stated)

Table Of Content

3.   CASH AND CASH EQUIVALENTS (continued)

	June 30, 2013	December 31, 2012
Time deposits (continued)
Third parties
Rupiah
SCB	483	-
PT Bank Pembangunan Daerah Jawa Barat dan Banten Tbk (“BJB”)	85	170
PT Bank Mega Tbk (“Bank Mega”)	85	335
PT Bank Muamalat Indonesia	83	153
PT Bank Internasional Indonesia Tbk (“BII”)	80	120
PT Bank Tabungan Pensiunan Nasional Tbk	62	167
PT Bank Bukopin Tbk (“Bank Bukopin”)	37	160
PT Bank Danamon (“Bank Danamon”)	31	61
PT Pan Indonesia Bank Tbk	30	100
Bank CIMB Niaga	10	225
DB	9	31
PT Bank Buana (“Bank Buana”)	-	60
PT Bank OCBC NISP Tbk (“OCBC NISP”)	-	400
Citibank N.A. (“Citibank”)	-	400
Others	36	15
	1,031	2,397
Foreign currencies
SCB	-	804
OCBC NISP	880	517
	880	1,321
Sub total	1,911	3,718
Total time deposits	9,114	11,168
Grand Total	11,551	13,118

Interest rates per annum on time deposits are as follows:

	June 30, 2013	December 31, 12
Rupiah	1.00% - 8.00%	2.25% - 8.50%
Foreign currencies	0.03% - 3.00%	0.05% - 3.50%

The related parties in which the Company and subsidiaries place their funds are state-owned banks. The Company and subsidiaries placed majority of their cash and cash equivalents in these banks because they have the most extensive branch networks in Indonesia and are considered to be financially sound banks as they are owned by the State.

Refer to Note 37 for details of related party transactions.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2013 (UNAUDITED) AND FOR SIX MONTHS PERIOD ENDED

WITH COMPARATIVE FIGURES AS OF DECEMBER 31, 2012 (AUDITED) AND

FOR SIX MONTHS PERIOD ENDED JUNE 30, 2012 (UNAUDITED)

(Figures in tables are presented in billions of Rupiah, unless  otherwise stated)

Table Of Content

4.   OTHER CURRENT FINANCIAL ASSETS

	June 30, 2013	December 31, 2012
Time deposits
Related party
BRI	248	1,650
Others	10	-
Sub total	258	1,650
Third parties
SCB	111	1,350
OCBC NISP	-	1,000
Others	14	-
Sub total	125	2,350
Total time deposits	383	4,000
Available-for-sale financial assets
Related parties
The Government	132	123
State-owned enterprises	64	67
PT Bahana Securities (“Bahana”)	48	48
Sub total	244	238
Third parties	69	72
Total available-for-sale financial assets	313	310
Others	-	28
Total	696	4,338

Time deposits represent time deposits with maturities of more than three months but not more than one year, with interest rates as follow:

	June 30, 2013	December 31, 12
Rupiah	4.25% - 5.25%	6.25% - 6.75%
Foreign currency	0.90% - 2.00%	-

Refer to Note 37 for details of related party transactions.

5.   TRADE RECEIVABLES

Trade receivables arise from services provided to both retail and non-retail customers, with details as follows:

a.   By debtor

(i)     Related parties

	June 30, 2013	December 31, 2012
State-owned enterprises	647	549
PT Patra Telekomunikasi Indonesia (“Patrakom”)	81	56
PT Indosat Tbk (“Indosat”)	62	55
CSM	45	51
Others (each below Rp30 billion)	359	62
Total	1,194	773
Provision for impairment of receivables	(63)	(72)
Net	1,131	701

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2013 (UNAUDITED) AND FOR SIX MONTHS PERIOD ENDED

WITH COMPARATIVE FIGURES AS OF DECEMBER 31, 2012 (AUDITED) AND

FOR SIX MONTHS PERIOD ENDED JUNE 30, 2012 (UNAUDITED)

(Figures in tables are presented in billions of Rupiah, unless  otherwise stated)

Table Of Content

5.   TRADE RECEIVABLES (continued)

a.   By debtor (continued)

(ii)   Third parties

	June 30, 2013	December 31, 2012
Individual and business subscribers	7,278	6,177
Overseas international carriers	156	320
Total	7,434	6,497
Provision for impairment of receivables	(1,951)	(1,975)
Net	5,483	4,522

Trade receivables from certain parties are presented net of the Company and subsidiaries’ liabilities to such parties due to the existence of a legal right of set-off in accordance with the agreements with those parties.

b.   By age

(i)     Related parties

	June 30, 2013	December 31, 2012
Up to 6 months	460	442
7 to 12 months	466	248
More than 12 months	268	83
Total	1,194	773
Provision for impairment of receivables	(63)	(72)
Net	1,131	701

 (ii)  Third parties

	June 30, 2013	December 31, 2012
Up to 3 months	4,822	3,969
More than 3 months	2,612	2,528
Total	7,434	6,497
Provision for impairment of receivables	(1,951)	(1,975)
Net	5,483	4,522

(iii)  Aging of total trade receivables

	June 30, 2013		December 31, 2012
	Gross	Provision for impairment of receivables	Gross	Provision for impairment of receivables
Not past due	3,293	138	3,174	140
Past due up to 3 months	1,935	163	1,250	157
Past due more than 3 to 6 months	716	172	455	193
Past due more than 6 months	2,684	1,541	2,391	1,557
Total	8,628	2,014	7,270	2,047

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2013 (UNAUDITED) AND FOR SIX MONTHS PERIOD ENDED

WITH COMPARATIVE FIGURES AS OF DECEMBER 31, 2012 (AUDITED) AND

FOR SIX MONTHS PERIOD ENDED JUNE 30, 2012 (UNAUDITED)

(Figures in tables are presented in billions of Rupiah, unless  otherwise stated)

Table Of Content

5.   TRADE RECEIVABLES (continued)

b.   By age (continued)

(iii)    Aging of total trade receivables (continued)

The Company and subsidiaries have made provision for impairment of receivables based on the collective account of historical impairment rates and individual account of its customers’ credit history. The Company and subsidiaries do not apply a distinction between related party and third party receivables in assessing amounts past due. As of June 30, 2013 and December 31, 2012, the carrying amount of trade receivables of the Company and subsidiaries considered past due but not impaired amounted to Rp3,459 billion and Rp2,189 billion, respectively. Management has concluded that receivables past due but not impaired, along with trade receivables that are neither past due nor impaired, are due from customers with good debt history and are expected to be recoverable.

c.   By currency

(i)   Related parties

	June 30, 2013	December 31, 2012
Rupiah	863	686
U.S. Dollar	331	87
Total	1,194	773
Provision for impairment of receivables	(63)	(72)
Net	1,131	701

 (ii)  Third parties

	June 30, 2013	December 31, 2012
Rupiah	6,637	5,770
U.S. Dollar	794	722
Hong Kong Dollar	1	2
Australia Dollar	0	-
Euro	2	3
Total	7,434	6,497
Provision for impairment of receivables	(1,951)	(1,975)
Net	5,483	4,522

d.   Movements in the provision for impairment of receivables

	June 30, 2013	December 31, 2012
Beginning balance	2,047	1,732
Provision recognized during the year (Note 29)	411	848
Receivables written off	(444)	(533)
Ending balance	2,014	2,047

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2013 (UNAUDITED) AND FOR SIX MONTHS PERIOD ENDED

WITH COMPARATIVE FIGURES AS OF DECEMBER 31, 2012 (AUDITED) AND

FOR SIX MONTHS PERIOD ENDED JUNE 30, 2012 (UNAUDITED)

(Figures in tables are presented in billions of Rupiah, unless  otherwise stated)

Table Of Content

5.   TRADE RECEIVABLES (continued)

d.   Movements in the provision for impairment of receivables (continued)

Receivables written off represent to third party trade receivables written off.

Management believes that the provision for impairment of receivables is adequate to cover losses on uncollectible trade receivables.

Certain trade receivables of the Company’s subsidiaries amounting to Rp1,672 billion have been pledged as collateral for lending agreements (Notes 16 and 20).

Refer to Note 37 for details of related party transactions.

6.   INVENTORIES

	June 30, 2013	December 31, 2012
Modules	318	316
Components	252	183
SIM cards, RUIM cards, set top box and blank prepaid vouchers	155	134
Others (each below Rp50 billion)	50	94
Total	775	727
Provision for obsolescence
Modules	(101)	(96)
Components	(39)	(51)
SIM cards, RUIM cards, set top box and blank prepaid vouchers	(1)	(1)
Total	(141)	(148)
Net	634	579

Movements in the provision for obsolescence are as follows:

	June 30, 2013	December 31, 2012
Beginning balance	148	106
Provision recognized during the year (Note 29)	8	67
Inventories written-off	(15)	(25)
Ending balance	141	148

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2013 (UNAUDITED) AND FOR SIX MONTHS PERIOD ENDED

WITH COMPARATIVE FIGURES AS OF DECEMBER 31, 2012 (AUDITED) AND

FOR SIX MONTHS PERIOD ENDED JUNE 30, 2012 (UNAUDITED)

(Figures in tables are presented in billions of Rupiah, unless  otherwise stated)

Table Of Content

6.   INVENTORIES (continued)

The inventories recognized as expense and included in operations, maintenance, and telecommunication services expenses (Note 28) for the years ended June 30, 2013 and December 31, 2012  amounted to Rp424 billion and Rp633 billion, respectively.

Management believes that the provision is adequate to cover losses from declines in inventory value due to obsolescence.

Certain inventories of the Company’s subsidiaries amounting to Rp49 billion have been pledged as collateral for lending agreements (Notes 16 and 20).

As of June 30, 2013 and December 31, 2012, modules and components held by the Company and subsidiaries have been insured against fire, theft, and other specific risks with total sum insured amounting to Rp299 billion and Rp275 billion, respectively.

Management believes that the insurance coverage is adequate to cover potential losses from the above risks.

7.   ADVANCES AND PREPAID EXPENSES

	June 30, 2013	December 31, 2012
Frequency license (Notes 41c.i and 41c.ii)	1,411	2,563
Prepaid rental	756	666
Salaries	491	165
Advances	219	120
Deffered expense	30	45
Others (each below Rp50 billion)	184	162
Total	3,091	3,721

Refer to Note 37 for details of related party transactions.

8.   ASSET HELD FOR SALE

This account represents the carrying amount of Telkomsel’s equipment to be exchanged with equipment of Nokia Siemens Network Oy (“NSN Oy”) and PT Huawei Tech Investment (“PT Huawei”). The equipment will be used as part of the settlement for the exchanges of equipment from these companies.

In 2013, Telkomsel’s equipment with net carrying amount of Rp131  billion is reclassified to asset held for sale.

Asset held for sale is presented under personal segment (Note 38).

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2013 (UNAUDITED) AND FOR SIX MONTHS PERIOD ENDED

WITH COMPARATIVE FIGURES AS OF DECEMBER 31, 2012 (AUDITED) AND

FOR SIX MONTHS PERIOD ENDED JUNE 30, 2012 (UNAUDITED)

(Figures in tables are presented in billions of Rupiah, unless  otherwise stated)

Table Of Content

9.   LONG-TERM INVESTMENTS

	June 30, 2013
	Percentage of ownership	Beginning balance	Addition	Share of net (loss) profit of associated company	Dividend	Translation adjustment	Ending balance
Long-term Investments in associated companies:
Scicom[a]	29.71	98	-	-	(3)	(2)	93
Patrakom[b]	40.00	46	-	1	-	-	47
ILCS[c]	49.00	48	-	(4)	-	-	44
PT Melon Indonesia (“Melon”)[d]	51.00	42	-	(3)	-	-	39
CSM[e]	25.00	20	-	-	-	-	20
PSN[f]	22.38	-	-	-	-	-	-
Sub total		254	-	(6)	(3)	(2)	243
Other long-term investments		21	-	-	-	-	21
Total long-term investments		275	-	(6)	(3)	-	264

	June 30, 2013
	Assets	Liabilities	Revenue	Profit (loss)
Long-term investments in associated companies:
Scicom[a]	227	24	104	(10)
Patrakom[c]	234	119	110	3
ILCS[c]	96	7	2	(8)
Melon[d]	97	20	26	(5)
CSM[e]	1,168	905	101	-
PSN[f]	590	1,512	73	-
Total	2,412	2,587	416	(20)

	December 31, 2012
	Percentage of ownership	Beginning balance	Addition	Share of net (loss) profit of associated company	Dividend	Translation adjustment	Ending balance
Long-term Investments in associated companies:
Scicom[a]	29.71	101	-	(2)	(8)	7	98
ILCS[c]	49.00	-	49	(1)	-	-	48
Patrakom[b]	40.00	43	-	5	(2)	-	46
PT Melon Indonesia (“Melon”)[d]	51.00	44	-	(2)	-	-	42
CSM[e]	25.00	26	-	(11)	-	5	20
PSN[f]	22.38	-	-	-	-	-	-
Sub total		214	49	(11)	(10)	12	254
Other long-term investments		21	-	-	-	-	21
Total long-term investments		235	49	(11)	(10)	12	275

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2013 (UNAUDITED) AND FOR SIX MONTHS PERIOD ENDED

WITH COMPARATIVE FIGURES AS OF DECEMBER 31, 2012 (AUDITED) AND

FOR SIX MONTHS PERIOD ENDED JUNE 30, 2012 (UNAUDITED)

(Figures in tables are presented in billions of Rupiah, unless  otherwise stated)

Table Of Content

9.   LONG-TERM INVESTMENTS (continued)

	December 31, 2012
	Assets	Liabilities	Revenue	Profit (loss)
Long-term investments in associated companies:
Scicom[a]	223	17	399	40
ILCS[c]	104	7	1	(3)
Patrakom[b]	218	102	226	12
Melon[d]	89	7	10	(4)
CSM[e]	1,168	905	403	(44)
PSN[f]	590	1,512	292	1
Total	2,392	2,550	1,331	2

a   Scicom is engaged in providing call center services in Malaysia.

b   Patrakom is engaged in providing satellite communication system services, related services and facilities to companies in the petroleum industry. On June 28, 2013, the Company signed the agreement binding for sale and purchase of shares with PT Elnusa Tbk (“Elnusa”) as the owner of 40% Patrakom shares. Based on the agreement, the Company accepted the transfer of all Elnusa ownership in Patrakom. The closing of the transaction will be conducted no later than 31 August 2013.

c   ILCS is engaged in providing E-trade logistic services and other related services.

d   Melon is engaged in providing Digital Content Exchange Hub services (“DCEH”). As a result of the existence of substantive participating rights held by the other venturer over the significant financial and operating policies of Melon, Metra does not have control over Melon.

e   CSM is engaged in providing Very Small Aperture Terminal (“VSAT”), network application services and consulting services on telecommunications technology and related facilities.

f   PSN is engaged in providing satellite transponder leasing and satellite-based communication services in the Asia Pacific region. The Company’s share in losses of PSN has exceeded the carrying amount of its investment since 2001, accordingly, the investment value has been reduced to Rp nil. The unrecognized share of losses of PSN was around Rp920 billion for six months period ended June 30, 2013 and for the year ended December 31, 2012, respectively.

10.  PROPERTY AND EQUIPMENT

	January 1, 2013	Additions	Deductions	Reclassifications	June 30, 2013
At cost:
Directly acquired assets
Land	977	71	-	(1)	1,047
Buildings	3,787	191	-	73	4,051
Leasehold improvements	783	-	(27)	35	791
Switching equipment	23,750	161	(2,535)	3,105	24,481
Telegraph, telex, and data communication equipment	19	-	-	(19)	0
Transmission installation and equipment	85,289	374	(1,124)	(1,015)	83,524
Satellite, earth station, and equipment	7,267	2	(2)	(2,287)	4,980
Cable network	27,658	718	(62)	3,528	31,842
Power supply	10,434	45	(56)	384	10,807
Data processing equipment	8,196	167	(12)	(1,306)	7,045
Other telecommunications peripherals	280	14	-	672	966
Office equipment	680	26	-	(117)	589
Vehicles	71	-	(1)	154	224
Other equipment	111	1	-	515	627
Property under construction:
Buildings	206	359	-	(226)	339
Leasehold improvements	1	17	-	(17)	1
Switching equipment	-	374	-	(374)	0
Transmission installation and equipment	639	5,909	-	(5,888)	660
Satellite, earth station, and equipment	-	79	-	(79)	-
Cable network	288	153	-	(3)	438
Power supply	112	530	-	(474)	168
Data processing equipment	66	185	-	(167)	84

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2013 (UNAUDITED) AND FOR SIX MONTHS PERIOD ENDED

WITH COMPARATIVE FIGURES AS OF DECEMBER 31, 2012 (AUDITED) AND

FOR SIX MONTHS PERIOD ENDED JUNE 30, 2012 (UNAUDITED)

(Figures in tables are presented in billions of Rupiah, unless  otherwise stated)

Table Of Content

10.  PROPERTY AND EQUIPMENT (continued)

	January 1, 2013	Additions	Deductions	Reclassifications	June 30, 2013
At cost (continued):
Leased assets
Transmission installation and equipment	2,873	1,177	-	14	4,064
Data processing equipment	339	-	-	(8)	331
Office equipment	15	12	-	(6)	21
CPE assets	22	-	-	-	22
RSA assets:
Switching equipment	83	-	-	-	83
Transmission installation and equipment	8	-	-	-	8
Cable network	366	-	-	-	366
Other telecommunications peripherals	2	-	-	-	2
Total	174,322	10,565	(3,819)	(3,507)	177,561
Accumulated depreciation and impairment losses:
Directly acquired assets
Buildings	1,739	118	-	(24)	1,833
Leasehold improvements	609	33	(27)	7	622
Switching equipment	17,105	988	(2,426)	815	16,482
Telegraph, telex, and datacommunication equipment	16	-	-	(16)	-
Transmission installation and equipment	41,210	3,508	(1,061)	(3,960)	39,697
Satellite, earth station, and equipment	4,684	273	(2)	(1,273)	3,682
Cable network	17,291	589	(51)	1,930	19,759
Power supply	5,982	563	(55)	(292)	6,198
Data processing equipment	6,355	328	(12)	(1,174)	5,497
Other telecommunications peripherals	259	9	-	308	576
Office equipment	548	30	-	(109)	469
Vehicles	61	8	-	(5)	64
Other equipment	102	5	-	451	558
Leased assets	782	148	-	9	939
Transmission installation and equipment
Data processing equipment	261	19	-	(6)	274
Office equipment	7	1	-	(4)	4
CPE assets	11	1	-	-	12
RSA assets:
Switching equipment	41	3	-	-	44
Transmission installation and equipment	12	1	-	-	13
Cable network	199	17	-	-	216
Other telecommunications peripherals	1	-	-	-	1
Total	97,275	6,642	(3,634)	(3,343)	96,940
Net Book Value	77,047				80,621

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2013 (UNAUDITED) AND FOR SIX MONTHS PERIOD ENDED

WITH COMPARATIVE FIGURES AS OF DECEMBER 31, 2012 (AUDITED) AND

FOR SIX MONTHS PERIOD ENDED JUNE 30, 2012 (UNAUDITED)

(Figures in tables are presented in billions of Rupiah, unless  otherwise stated)

Table Of Content

10.  PROPERTY AND EQUIPMENT (continued)

	January 1, 2012	Additions	Impairments	Deductions	Reclassifications	December 31, 2012
At cost:
Directly acquired assets	842	135	-	-	(0)	977
Land
Buildings	3,417	98	-	(0)	272	3,787
Leasehold improvements	650	6	-	(3)	130	783
Switching equipment	25,470	91	-	(1,438)	(373)	23,750
Telegraph, telex, and data communication equipment	20	-	-	-	(1)	19
Transmission installation and equipment	78,584	746	-	(1,680)	7,639	85,289
Satellite, earth station, and equipment	7,069	35	-	-	163	7,267
Cable network	26,392	1,965	-	(244)	(455)	27,658
Power supply	9,339	194	-	(83)	984	10,434
Data processing equipment	8,082	323	-	(210)	1	8,196
Other telecommunications peripherals	472	-	-	-	(192)	280
Office equipment	727	60	-	(47)	(60)	680
Vehicles	84	6	-	(4)	(15)	71
Other equipment	111	1	-	-	(1)	111
Property under construction:
Buildings	139	381	-	-	(314)	206
Leasehold improvements	3	32	-	-	(34)	1
Switching equipment	70	883	-	-	(953)	-
Transmission installation and
equipment	826	7,951	-	(1)	(8,137)	639
Satellite, earth station, and equipment	21	125	-	-	(146)	-
Cable network	42	241	-	(42)	47	288
Power supply	30	909	-	-	(827)	112
Data processing equipment	72	502	-	-	(508)	66
Leased assets	305	2,582	-	(10)	(4)	2,873
Transmission installation and equipment
Data processing equipment	344	6	-	(0)	(11)	339
Office equipment	27	-	-	-	(12)	15
Vehicles	48	-	-	(48)	-	-
CPE assets	22	-	-	-	-	22
RSA assets:
Switching equipment	81	-	-	-	2	83
Transmission installation and equipment	16	-	-	-	(8)	8
Cable network	380	-	-	-	(14)	366
Other telecommunications peripherals	2	-	-	-	-	2

Total	163,687	17,272	-	(3,810)	(2,827)	174,322

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2013 (UNAUDITED) AND FOR SIX MONTHS PERIOD ENDED

WITH COMPARATIVE FIGURES AS OF DECEMBER 31, 2012 (AUDITED) AND

FOR SIX MONTHS PERIOD ENDED JUNE 30, 2012 (UNAUDITED)

(Figures in tables are presented in billions of Rupiah, unless  otherwise stated)

Table Of Content

10.  PROPERTY AND EQUIPMENT (continued)

	January 1, 2012	Additions	Impairments	Deductions	Reclassifications	December 31, 2012
Accumulated depreciation and impairment losses:
Directly acquired assets
Buildings	1,671	130	-	(0)	(62)	1,739
Leasehold improvements	502	63	-	(3)	47	609
Switching equipment	17,412	2,065	-	(1,112)	(1,260)	17,105
Telegraph, telex, and data communication equipment	17	0	-	-	(1)	16
Transmission installation and equipment	35,169	6,894	153	(988)	(18)	41,210
Satellite, earth station, and equipment	4,135	517	94	-	(62)	4,684
Cable network	16,952	1,057	-	(238)	(480)	17,291
Power supply	4,916	1,221	-	(59)	(96)	5,982
Data processing equipment	6,189	1,001	-	(165)	(670)	6,355
Other telecommunications peripherals	353	5	-	-	(99)	259
Office equipment	523	61	-	(14)	(22)	548
Vehicles	74	6	-	(4)	(15)	61
Other equipment	98	5	-	-	(1)	102
Leased assets	270	514	-	(2)	-	782
Transmission installation and equipment
Data processing equipment	217	51	-	-	(7)	261
Office equipment	9	4	-	-	(6)	7
Vehicles	47	1	-	(48)	-	-
CPE assets	9	2	-	-	-	11
RSA assets:
Switching equipment	33	6	-	-	2	41
Transmission installation and equipment	18	2	-	-	(8)	12
Cable network	175	28	-	-	(4)	199
Other telecommunications peripherals	1	0	-	-	-	1
Total	88,790	13,633	247	(2,633)	(2,762)	97,275
Net Book Value	74,897					77,047

a.   Gain on disposal or sale of property and equipment

	2013	2012
Proceeds from sale of property and equipment	55	15
Net book value	(12)	(1)
Exchange of property and equipment - net	0	78
Gain on disposal or sale of property and equipment	43	92

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2013 (UNAUDITED) AND FOR SIX MONTHS PERIOD ENDED

WITH COMPARATIVE FIGURES AS OF DECEMBER 31, 2012 (AUDITED) AND

FOR SIX MONTHS PERIOD ENDED JUNE 30, 2012 (UNAUDITED)

(Figures in tables are presented in billions of Rupiah, unless  otherwise stated)

Table Of Content

10.  PROPERTY AND EQUIPMENT (continued)

b.   Assets impairment

(i)     As of December 31, 2012, the Cash Generating Unit (CGUs) that independently generate cash inflows were fixed wireline, fixed wireless, cellular and others. As of December 31, 2012, there were indications of impairment in the fixed wireless CGU (presented as part of personal segment), which was mainly due to increased competition in the fixed wireless market and that has resulted in lower average tariffs, declining active customers and declining Average Revenue Per User (“ARPU”). The Company assessed the recoverable value of the assets in the CGU and determined that assets for the fixed wireless CGU were impaired amounting to Rp247 billion at December 31, 2012 and being recognized in the consolidated statement of comprehensive income under “Depreciation and amortization”. The recoverable amount has been determined based on value-in-use (VIU) calculations. These calculations used pre-tax cash flow projections approved by management covering a five-year period and with cash flows beyond the five-year period extrapolated using a perpetuity growth rate. The cash flow projections reflect management’s expectations of revenue, Earning before Interest, Tax, Depreciation and Amortization (“EBITDA”) growth and operating cash flows on the basis that the fixed wireless CGU generates positive net cash flows from 2013. Management’s cash flow projection also incorporates management’s reasonable expectations for developments in macro economic conditions and market expectations for the Indonesian telecommunications industry. As of December 31, 2012, management applied a pre-tax discount rate of 12.3%, derived from the Company’s post-tax weighted average cost of capital and benchmarked to externally available data. As of December 31, 2012, the perpetuity growth rate used of 0.5%, assumes that subscriber numbers may continue to increase after five years, while average revenue per user may decline such that the long-term growth will not be significant.

If the performance of the fixed wireless CGU continues to decline or if management’s initiatives are not performing as expected in the next financial year, analysis will be required to assess whether there will be further impairment next year.

(ii)    Management believes that there is no indication of impairment in the value of other CGUs as of December 31, 2012.

c.   Others

(i)     Interest capitalized to property under construction amounted to Rp42 billion and Rp44 for six months period ended June 30, 2013 and for the years ended December 31, 2012, respectively. The capitalization rate used to determine the amount of borrowing costs eligible for capitalization is ranging from 4.20%-9.75% and 7.72%-9.75% for for six months period ended June 30, 2013 and for the years ended December 31, 2012, respectively.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2013 (UNAUDITED) AND FOR SIX MONTHS PERIOD ENDED

WITH COMPARATIVE FIGURES AS OF DECEMBER 31, 2012 (AUDITED) AND

FOR SIX MONTHS PERIOD ENDED JUNE 30, 2012 (UNAUDITED)

(Figures in tables are presented in billions of Rupiah, unless  otherwise stated)

Table Of Content

10.  PROPERTY AND EQUIPMENT (continued)

c.   Others (continued)

(ii)      No foreign exchange loss was capitalized as part of property under construction for six months period ended June 30, 2013 and for the years ended December 31, 2012.

(iii)   On August 7, 2012, Telkom-3 Satellite with a total value of Rp1,606 billion was built and launched, but failed to reach its orbit. The carrying value of the satellite was charged to other expenses in the 2012 consolidated statement of comprehensive income. Telkom-3 Satellite was insured with insurance coverage that was adequate to cover losses from the insured risks such as the event experienced by the Company. Insurance claim was made and the amount of insurance compensation amounting to Rp1,772 billion was agreed and approved by the insurer and recorded as part of other income in the 2012 consolidated statement of comprehensive income. In November 2012, the Company received the proceeds from the insurance claim.

 (iv)  In 2012, Telkomsel  replaced certain equipment with net carrying amount of Rp1,037 billion, as part of a modernization program. Accordingly, Telkomsel changed the estimated useful lives of such equipment resulting in additional depreciation expense of Rp36 billion that was charged to the 2013 consolidated statement of comprehensive income.

The impact of the change in the estimated useful lives of the equipment in the future periods is to decrease the profit before income tax as follows:

Years	Amount
2013 (6 months)	95
2014	84

(v)    In 2012, the useful life of Telkomsel’s towers was changed from 10 years to 20 years to reflect the current expected usage and the physical wear and tear of the towers. The impact is a reduction of depreciation expense by Rp307 billion recognized in six months period ended June 30, 2013 consolidated statement of comprehensive income.

The impact of the change in the estimated useful life of the tower in the future periods is to increase the profit before income tax as follows:

Years	Amount
2013 (6 months)	451
2014	565
2015	469
2016	301

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2013 (UNAUDITED) AND FOR SIX MONTHS PERIOD ENDED

WITH COMPARATIVE FIGURES AS OF DECEMBER 31, 2012 (AUDITED) AND

FOR SIX MONTHS PERIOD ENDED JUNE 30, 2012 (UNAUDITED)

(Figures in tables are presented in billions of Rupiah, unless  otherwise stated)

Table Of Content

10.  PROPERTY AND EQUIPMENT (continued)

c.   Others (continued)

(vi)   Exchange of property and equipment

•         In 2011, the Company and PT Industri Telekomunikasi Indonesia (“INTI”) signed Purchase Orders of Procurement and Installation Agreement for the Modernization of the Copper Cable Network through Optimization of Asset Copper Cable Network with Trade In/Trade Off (TITO) mode for STO Cengkareng, STO Gandaria and STO Injoko amounting to Rp96 billion, for STO Semanggi amounting to Rp44 billion, and for STO Kelapa Gading, STO Rawamangun, STO Slipi and STO Manyar amounting to Rp177 billion. Up to December 31, 2012, the Company has derecognized the copper cable network asset with net book value of Rp6 billion and recorded the fiber optic network asset from the exchange transaction of Rp430 billion.

•         In 2012, Certain equipment (part of infrastructure) with a cost and net carrying amount of Rp412 billion and Rp168 billion, respectively, are going to be exchanged with equipment from NSN Oy and Huawei. Accordingly, these were reclassified to non-current assets held for sale (Note 8).

•         In 2012, certain equipment (part of infrastructure) with a net carrying amount of Rp138 billion, respectively, were exchanged with equipment from NSN Oy and Huawei with a total price of USD16.3 million.

The cost of the acquired equipment is measured at the aggregate of the carrying amount of the equipment given up and the amount of cash paid.

(vii)  The Company and subsidiaries own several pieces of land located throughout Indonesia with Building Use Rights (“Hak Guna Bangunan” or “HGB”) for a period of 20 - 45 years which will expire between 2013 and 2052. Management believes that there will be no issue in obtaining the extension of the land rights when they expire.

(viii)  As of June 30, 2013, the Company and subsidiaries’ property and equipment except land, were insured against fire, theft, earthquake and other specified risks. Total net carrying amount of assets insured amounted to Rp74,304 billion, which was covered by sum insured basis with a maximum loss claim of Rp3,645 billion, US$53.21 million, EURO0.62 million, SGD19.38 million and HKD8.44 million and on first loss basis of Rp6,118 billion including business recovery of Rp324 billion with the Automatic Reinstatement of Loss Clause. In addition, Telkom-1 and Telkom-2 were insured separately for US$8.98 million and US$32.68 million, respectively. Management believes that the insurance coverage is adequate to cover potential losses from the insured risks.

(ix)   As of June 30, 2013, the percentage of completion of property under construction was around 36.14% of the total contract value, with estimated dates of completion is Juli 2013 and Maret 2014. Management believes that there is no impediment to the completion of the construction in progress.

(x)    All assets owned by the Company and certain subsidiaries have been pledged as collateral for bonds (Note 19a) and Medium Term Notes (Note 19b). Certain property and equipment of the Company’s subsidiaries amounted to Rp6,672 billion have been pledged as collateral for lending agreements (Notes 16 and 20).

(xi)   In 2012, the Company and Telkomsel derecognized certain assets under USO arrangements (Note 41c.v), with the cost and net carrying amount of Rp259 billion and Rp137 billion, respectively. The net carrying amount of the assets was charged to the 2012 consolidated statement of comprehensive income.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2013 (UNAUDITED) AND FOR SIX MONTHS PERIOD ENDED

WITH COMPARATIVE FIGURES AS OF DECEMBER 31, 2012 (AUDITED) AND

FOR SIX MONTHS PERIOD ENDED JUNE 30, 2012 (UNAUDITED)

(Figures in tables are presented in billions of Rupiah, unless  otherwise stated)

Table Of Content

10.  PROPERTY AND EQUIPMENT (continued)

c.   Others (continued)

 (xii) As of June 30, 2013 and December 31, 2012, the gross carrying amount of fully depreciated property and equipment of the Company and subsidiaries that are still in use in operation amounted to Rp19,042 billion and Rp39,073 billion, respectively. The Company and subsidiaries are currently performing modernization of network assets to replace the fully depreciated property and equipment.

(xiii)  As of December 31, 2012, the fair value of land and buildings of the Company and subsidiaries, which are determined based on the sale value of the tax object (“Nilai Jual Objek Pajak” or “NJOP”) of the related land and buildings, amounted to Rp10,261 billion.

(xiv)The Company and Telkomsel entered into several agreements with PT Solusindo Kreasi Pratama, PT Prima Media Selaras, PT Naragita Dinamika Komunika, PT Profesional Telekomunikasi Indonesia, PT Tower Bersama Infrastructure Tbk and other tower providers to lease spaces in telecommunication towers (slot) and sites of the tower for a period of 10 years. The Company and Telkomsel may extend the lease period based on the agreement by both parties. In addition, the Company and subsidiaries also have lease commitments for property and equipments under RSA, transmission installation and equipment, data processing equipment, office equipment, vehicles and CPE assets with the option to purchase certain leased assets at the end of the lease terms. Future minimum lease payments for assets under finance leases as of June 30, 2013 and December 31, 2012 are as follows:

Year	June 30, 2013	December 31, 2012
2013	1,078	652
2014	496	548
2015	827	398
2016	568	354
2017	547	334
Thereafter	1,958	886
Total minimum lease payments	5,474	3,172
Interest	(2,168)	(848)
Net present value of minimum lease payments	3,306	2,324
Current maturities (Note 17a)	(552)	(510)
Long-term portion (Note 17b)	2,754	1,814

11.  ADVANCES AND OTHER NON-CURRENT ASSETS

Advances and other non-current assets as of June 30, 2013 and December 31, 2012 consist of:

	June 30, 2013	December 31, 2012
Prepaid rental - net of current portion (Note 7)	1,348	1,367
Advances for purchase of property and equipment	832	775
Frequency license - net of current portion (Note 7)	684	279
Deferred charges	476	471
Long-term trade receivables - net of current portion (Note 5)	233	294
Restricted cash	154	217
Security deposits	68	103
Assets not use in operation - net	1	0
Others	2	4
Total	3,798	3,510

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2013 (UNAUDITED) AND FOR SIX MONTHS PERIOD ENDED

WITH COMPARATIVE FIGURES AS OF DECEMBER 31, 2012 (AUDITED) AND

FOR SIX MONTHS PERIOD ENDED JUNE 30, 2012 (UNAUDITED)

(Figures in tables are presented in billions of Rupiah, unless  otherwise stated)

Table Of Content

11.  ADVANCES AND OTHER NON-CURRENT ASSETS (continued)

Prepaid rent pertains to rent of leased line and telecommunication equipment and land and building lease agreements of the Company and subsidiaries with rental periods ranging from 1 to 33 years.

As of June 30, 2013 and December 31, 2012, deferred charges represent deferred Revenue-Sharing Arrangements (“RSA”) charges and deferred Indefeasible Right of Use (“IRU”) Agreement charges. Total deferred charges amortization expense for six  months periond ended June 30, 2013 and for the year ended December 31, 2012 amounted to Rp44 billion and Rp87 billion, respectively.

Long-term trade receivables represent trade receivables which are measured at amortized cost using the effective interest method, with 4 years period of installments, related to providing telecommunication access and services in rural areas (USO) (Note 41c.v).

As of June 30, 2013 and December 31, 2012, restricted cash represents time deposits with original maturities of more than one year and cash pledged as collateral for bank guarantees for the USO contract (Note 41c.v) and other contracts.

As of June 30, 2013 and December 31, 2012, the carrying amount of the Company and subsidiaries  temporarily idle property and equipment amounted to Rp0.6 billion and Rp0.4 billion, respectively.

Refer to Note 37 for details of related party transactions.

12.  INTANGIBLE ASSETS

(i)   The changes in the carrying amount of goodwill, other intangible assets and license for six months period ended June 30, 2013 and for years ended December 31, 2012 are as follows:

	Goodwill	Other Intangible assets	License	Total
Gross carrying amount:
Balance, December 31, 2012	269	3,309	66	3,644
Addition - acquired separately:
The Company’s software	-	45	-	45
The subsidiaries’ software	-	243	-	243
License	-	-	1	1
Other Intangible assets	-	58	-	58
Reclassifications	-	(38)	-	(38)
Deductions	-	(6)	-	(6)
Balance, June 30, 2013	269	3,611	67	3,947
Accumulated amortization:
Balance, December 31, 2012	(29)	(2,141)	(31)	(2,201)
Amortization expense during the year	-	(251)	(3)	(254)
Reclassifications	-	27	-	27
Deduction	-	6	-	6
Balance, June 30, 2013	(29)	(2,359)	(34)	(2,422)
Net Book Value	240	1,252	33	1,525

Weighted-average amortization period		7.52 years	9.40 years

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2013 (UNAUDITED) AND FOR SIX MONTHS PERIOD ENDED

WITH COMPARATIVE FIGURES AS OF DECEMBER 31, 2012 (AUDITED) AND

FOR SIX MONTHS PERIOD ENDED JUNE 30, 2012 (UNAUDITED)

(Figures in tables are presented in billions of Rupiah, unless  otherwise stated)

Table Of Content

12.  INTANGIBLE ASSETS (continued)

	Goodwill	Other intangible assets	License	Total
Gross carrying amount:
Balance, December 31, 2011	192	2,769	815	3,776
Addition - acquired separately:
The Company’s software	-	103	-	103
The subsidiaries’ software	-	334	-	334
Acquisition of BDM’s Data Center (Note 1d)	77	3	-	80
Reclassifications	-	158	(749)	(591)
Deductions	-	(58)	-	(58)
Balance, December 31, 2012	269	3,309	66	3,644
Accumulated amortization:
Balance, December 31, 2011	(29)	(1,619)	(339)	(1,987)
Amortization expense during the year	-	(460)	(6)	(466)
Reclassifications	-	(120)	314	194
Deductions	-	58	-	58
Balance, December 31, 2012	(29)	(2,141)	(31)	(2,201)
Net Book Value	240	1,168	35	1,443

Weighted-average amortization period		7.21 years	10.43 years

 (ii)  Goodwill resulted from Sales Purchase transaction of data center business between Sigma and BDM in 2012 (Note 1d), acquisition of Ad Medika in 2010, Indonusa in 2008 and Sigma in 2008. Other intangible assets included land rights (Note 2n) and also included the acquisitions of Dayamitra, Pramindo, TII, KSO IV and KSO VII, and represented the rights to operate the business in the KSO areas. In connection with the expiration of the KSO agreement term, the gross carrying amount and the accumulated amortization of the intangible assets had been derecognized.

(iii)  The estimated annual amortization expense of other intangible assets from July 1, 2013 is approximately Rp469 billion. The remaining amortization period of intangible assets excluding land rights is ranging from 1 to 19 years.

(iv)  The aggregate amounts of goodwill allocated to each CGU are as follows:

December 31 2012
Sigma	88
Ad Medika	82
Total	170

Metra performed its annual impairment tests on those CGUs based on fair value less cost to sell using discounted cash flow projections. The impairment tests used management approved cash flows projections covering a five-year period, and the following key assumptions:

	December 31, 2012
	Sigma	Ad Medika
Discount rate	11.8%	11.5%
Perpetuity growth rate	4.5%	4.5%

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2013 (UNAUDITED) AND FOR SIX MONTHS PERIOD ENDED

WITH COMPARATIVE FIGURES AS OF DECEMBER 31, 2012 (AUDITED) AND

FOR SIX MONTHS PERIOD ENDED JUNE 30, 2012 (UNAUDITED)

(Figures in tables are presented in billions of Rupiah, unless  otherwise stated)

Table Of Content

12.  INTANGIBLE ASSETS (continued)

As of December 31, 2012, no impairment charge was required for goodwill on acquisition of subsidiaries, with any reasonably possible changes to the key assumptions applied not likely to cause the carrying amounts of the CGUs to exceed their recoverable amounts.

(v)  As of June 30, 2013 and December 31, 2012, the gross carrying amount of fully amortized intangible assets that are still in use in operation amounted to Rp885 billion and Rp821 billion, respectively.

13.  TRADE PAYABLES

	June 30, 2013	December 31, 2012
Related parties
Purchases of equipment, materials and services	1,094	412
Payables to other telecommunications providers	148	20
Sub total	1,242	432
Third parties
Purchases of equipment, materials and services	6,113	6,023
Radio frequency usage charges, concession fees and Universal Service Obligation charges	780	621
Payables to other telecommunications providers	181	204
Sub total	7,074	6,848
Total	8,316	7,280

Trade payables by currency are as follows:

	June 30, 2013	December 31, 2012
Rupiah	5,344	4,146
U.S. Dollar	2,950	3,111
Others	22	23
Total	8,316	7,280

Refer to Note 37 for details of related party transactions.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2013 (UNAUDITED) AND FOR SIX MONTHS PERIOD ENDED

WITH COMPARATIVE FIGURES AS OF DECEMBER 31, 2012 (AUDITED) AND

FOR SIX MONTHS PERIOD ENDED JUNE 30, 2012 (UNAUDITED)

(Figures in tables are presented in billions of Rupiah, unless  otherwise stated)

Table Of Content

14.  ACCRUED EXPENSES

	June 30, 2013	December 31, 2012
Operations, maintenance and telecommunications services	3,656	2,917
General, administrative and marketing	911	882
Salaries and benefits	896	1,491
Interest and bank charges	159	174
Early retirement program	-	699
Total	5,622	6,163

Accruals for early retirement program arose from the Decision of Human Capital and General Affairs Director No. PR.206.01/r.02/PD000/COP-B0010000/2012 on early retirement program dated November 1, 2012 and communicated to the employees on the same date. The Company estimated the accrual on the basis of the number of eligible employees that met the criteria stipulated in the Company’s regulation related to this program. Accrued early retirement benefits as of December 31, 2012 amounted to Rp699 billion was charged to the 2012 consolidated statement of comprehensive income (Note 27).

Refer to Note 37 for details of related party transactions.

15.  UNEARNED INCOME

	June 30, 2013	December 31, 2012
Prepaid pulse reload vouchers	2,799	2,352
Other telecommunications services	118	132
Others (each below Rp50 billion)	150	245
Total	3,067	2,729

16.  SHORT-TERM BANK LOANS

		June 30, 2013		December 31, 2012
		Outstanding		Outstanding
Lenders	Currency	Original currency (in millions)	Rupiah equivalent	Original currency (in millions)	Rupiah equivalent
Bank CIMB Niaga	Rp	-	167	-	20
BRI	Rp	-	50	-	0
Others	Rp	-	29	-	13
	US$		11	0.42	4
Total			257		37

Refer to Note 37 for details of related party transactions.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2013 (UNAUDITED) AND FOR SIX MONTHS PERIOD ENDED

WITH COMPARATIVE FIGURES AS OF DECEMBER 31, 2012 (AUDITED) AND

FOR SIX MONTHS PERIOD ENDED JUNE 30, 2012 (UNAUDITED)

(Figures in tables are presented in billions of Rupiah, unless  otherwise stated)

Table Of Content

16.  SHORT-TERM BANK LOANS (continued)

Other significant information relating to short-term bank loans as at June 30, 2013 is as follows:

	Borrower	Currency	Total facility (in billions)	Maturity Date	Interest payment period	Interest rate per annum	Security
Bank CIMB Niaga
April 25, 2005	Balebat	Rp	12	May 29, 2013	Monthly	10.50%	Property and equipment (Note 10),inventories(Note 6), and trade receivables (Note 5)
April 29, 2008	Balebat	Rp	10	May 29, 2013	Monthly	10.50%	Property and equipment (Note 10),inventories(Note 6), and trade receivables (Note 5)
March 9, 2013	Infomedia	Rp	38	October 9, 2013	Monthly	9.50%	Piutang usaha(Note 5) Piutang usaha(Note 5)
March 22,2013	Infomedia	Rp	38	October 22, 2013	Monthly	9.50%
April, 2013	GSD	Rp	58	December 31, 2013	Monthly	9.75%	Property and equipment (Note 10)
BRI
March 8,2013	Infomedia	Rp	50	March 8, 2014	Monthly	9.00%	Piutang usaha (Note 5)

The credit facilities obtained by the Company’s subsidiaries are used for working capital purposes.

a   Based on the latest amendment on October 10, 2012.

17.  CURRENT MATURITIES OF LONG-TERM LIABILITIES

a.   Current maturities

	Notes	June 30, 2013	December 31, 2012
Bank loans	20	4,327	4,475
Obligations under finance leases	10	552	510
Bonds and notes	19	335	440
Two-step loans	18	190	196
Total		5,404	5,621

      Refer to Note 37 for details of related party transactions.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2013 (UNAUDITED) AND FOR SIX MONTHS PERIOD ENDED

WITH COMPARATIVE FIGURES AS OF DECEMBER 31, 2012 (AUDITED) AND

FOR SIX MONTHS PERIOD ENDED JUNE 30, 2012 (UNAUDITED)

(Figures in tables are presented in billions of Rupiah, unless  otherwise stated)

Table Of Content

17.  CURRENT MATURITIES OF LONG-TERM LIABILITIES (continued)

b.   Long-term portion

Scheduled principal payments as of June 30, 2013 are as follows:

			Year
	Notes	Total	2014	2015	2016	2017	Thereafter
Bank loans	20	6,730	1,739	2,745	978	820	448
Bonds and notes	19	3,111	80	1,036	-		1,995
Two-step loans	18	1,609	96	193	196	198	926
Obligations under finance leases	10	2,754	246	361	345	359	1,443
Total		14,204	2,161	4,335	1,519	1,377	4,812

18.  TWO-STEP LOANS

Two-step loans are unsecured loans obtained by the Government which are then re-loaned to the Company. The loans entered into up to July 1994 were recorded and payable in Rupiah based on the exchange rate at the date of drawdown. Loans entered into after July 1994 are payable in their original currencies and any resulting foreign exchange gain or loss is borne by the Company.

		June 30, 2013		December 31, 2012
		Outstanding		Outstanding
Lenders	Currency	Original currency (in millions)	Rupiah equivalent	Original currency (in millions)	Rupiah equivalent
Overseas banks	Yen	8,831	886	9,215	1,031
	Rp	0	542	-	574
	US$	37	371	40	382
Total			1,799		1,987
Current maturities (Note 17a)			(190)		(196)
Long-term portion (Note 17b)			1,609		1,791

Lenders	Currency	Payment schedule	Interest payment period	Interest rate per annum
Overseas banks	US$	Semi-annually	Semi-annually	4.00%
	Rp	Semi-annually	Semi-annually	6.75%
	Yen	Semi-annually	Semi-annually	3.10%

The loans are intended for the development of telecommunications infrastructure and supporting telecommunication equipment. The loans are payable in semi-annual installments and are due on various dates through 2024.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2013 (UNAUDITED) AND FOR SIX MONTHS PERIOD ENDED

WITH COMPARATIVE FIGURES AS OF DECEMBER 31, 2012 (AUDITED) AND

FOR SIX MONTHS PERIOD ENDED JUNE 30, 2012 (UNAUDITED)

(Figures in tables are presented in billions of Rupiah, unless  otherwise stated)

Table Of Content

18.  TWO-STEP LOANS (continued)

Since 2008, the Company has used all facilities under the two-step loans program and the drawdown period for the two-step loans has expired.

The Company is required to maintain financial ratios as follows:

a.   Projected net revenue to projected debt service ratio should exceed 1.2:1 for the two-step loans originating from Asian Development Bank (“ADB”).

b.   Internal financing (earnings before depreciation and finance costs) should exceed 20% compared to annual average capital expenditures for loans originating from ADB.

As of June 30, 2013, the Company complied with the above mentioned ratios.

Refer to Note 37 for details of related party transactions.

19.  BONDS AND NOTES

		June 30, 2013		December 31, 2012
		Outstanding		Outstanding
Bonds and notes	Currency	Original currency (in millions)	Rupiah equivalent	Original currency (in millions)	Rupiah equivalent
Bonds		-
Series A	Rp		1,005	-	1,005
Series B	Rp	-	1,995	-	1,995
Medium Term Notes (“MTN” )
PT Finnet Indonesia (“Finnet”)	Rp	-	0	-	8
Promissory Notes
PT Huawei	US$	29	291	46	445
PT ZTE Indonesia (“ZTE”)	US$	16	155	22	216
Total			3,446		3,669
Current maturities (Note 17a)			(335)		(440)
Long-term portion (Note 17b)			3,111		3,229

a.   Bonds

Bonds	Principal	Issuer	Listed on	Issuance date	Maturity date	Interest payment period	Interest rate per annum
Series A	1,005	The Company	IDX	June 25, 2010	July 6, 2015	Quarterly	9.60%
Series B	1,995	The Company	IDX	June 25, 2010	July 6, 2020	Quarterly	10.20%
Total	3,000

The bonds are secured by all of the Company’s assets, movable or non-movable, either existing or in the future (Note 10c.x). The underwriters of the bonds are Bahana, PT Danareksa Sekuritas and PT Mandiri Sekuritas and the trustee is PT CIMB Niaga Tbk.

The Company received the proceeds of the issuance of bonds on July 6, 2010.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2013 (UNAUDITED) AND FOR SIX MONTHS PERIOD ENDED

WITH COMPARATIVE FIGURES AS OF DECEMBER 31, 2012 (AUDITED) AND

FOR SIX MONTHS PERIOD ENDED JUNE 30, 2012 (UNAUDITED)

(Figures in tables are presented in billions of Rupiah, unless  otherwise stated)

Table Of Content

19.  BONDS AND NOTES (continued)

a.   Bonds (continued)

The funds received from public offering of bonds net of issuance costs, are to be used for increasing capital expenditure which consisted of: wave broadband (bandwidth, softswitching, datacom, information technology and others), infrastructure (backbone, metro network, regional metro junction, internet protocol, and satellite system) and optimizing legacy and supporting facilities (fixed wireline and wireless).

As of June 30, 2013, the rating of the bonds issued by PT Pemeringkat Efek Indonesia (Pefindo) is idAAA (stable outlook).

Based on indenture trusts agreement, the Company is required to comply with all covenants or restrictions including maintaining financial ratios as follows:

1.   Debt to equity ratio should not exceed 2:1.

2.   EBITDA to finance costs ratio should not be less than 5:1.

3.   Debt service coverage is 125%.

As of June 30, 2013, the Company complied with the above mentioned ratios.

b.   MTN

Notes	Principal (Rp)	Issuance date	Maturity date	Interest Payment period
MTN
Metra I*
Phase 1	30	June 9, 2009	June 19, 2012	Quarterly
Phase 2	20	February 1, 2010	February 2, 2013	Quarterly
Metra II
Phase 1	20	December 28, 2011	December 28, 2014	Quarterly
Phase 2	10	February 22, 2012	February 22, 2015	Quarterly
Sigma**	30	November 17, 2009	November 17,2014	Semi-annually
Finnet***
Phase 1	10	October 16, 2009	November 17, 2012	Monthly
Phase 2	15	March 18, 2010	March 24, 2013	Monthly

* **	In December 2012, the MTN was fully repaid by Metra through refinancing with BNI (Note 20). In May 2012, the MTN was fully repaid by Sigma.
***	In March 2013, the MTN was fully repaid by Finnet

The Arranger of the Medium Term Notes is Bahana, with Bank Mega acting as Trustee, and KSEI is acting as Collecting Agent and Custodian. Proceeds from the issuance of MTN were used to, among others expand the business and for working capital.

Metra secures a minimum value of 40% of the outstanding MTN principal. The maximum value of 60% of the outstanding MTN principal is unsecured and at all times ranked (pari passu) with other unsecured debts of Metra. Metra may buy back all or part of the MTN at any time before the maturity date of the MTN.

The MTN of Sigma and Finnet are not secured by a specific collateral, but secured by all of Sigma’s and Finnet’s assets, movable or non-movable, either existing or in the future (Note 10c.x) which become a collateral to MTN holders and at all times ranked (pari passu) without any preference other creditor privileges in accordance with prevailing regulations. Sigma and Finnet may buy back all or part of the MTN at any time before the maturity date of MTN.

            Refer to Note 37 for details of related party transactions.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2013 (UNAUDITED) AND FOR SIX MONTHS PERIOD ENDED

WITH COMPARATIVE FIGURES AS OF DECEMBER 31, 2012 (AUDITED) AND

FOR SIX MONTHS PERIOD ENDED JUNE 30, 2012 (UNAUDITED)

(Figures in tables are presented in billions of Rupiah, unless  otherwise stated)

Table Of Content

19.  BONDS AND NOTES (continued)

c.   Promissory Notes

Supplier	Currency	Principal	Issuance date	Payment schedule	Interest payment period	Interest rate per annum
PT Huawei	US$	0.3	June 19, 2009	Semi-annually (April 12, 2013 -, June 28, 2015)	Semi-annually	6 month LIBOR+2.5%
PT ZTE Indonesia(“ZTE”)	US$	0.1	August 20, 2009	Semi-annually (May 10, 2013 -, June 10, 2015)	Semi-annually	6 month LIBOR+1.5% 6 month LIBOR+2.5%

Based on Agreement of Frame Supply and Deferred Payment Arrangement between the Company and ZTE and PT Huawei, the promissory notes issued by the Company to ZTE and PT Huawei are unsecured supplier financing facilities covering 85% of Hand Over Report (“Berita Acara Serah Terima”) projects with ZTE and PT Huawei.

20.  BANK LOANS

		June 30, 2013		December 31, 2012
		Outstanding		Outstanding
Lenders	Currency	Original currency (in millions)	Rupiah equivalent	Original currency (in millions)	Rupiah equivalent
BRI	Rp	-	3,557	-	4,011
Syndication of banks	Rp	-	2,764	-	1,950
BNI	Rp.	-	1,440	-	1,201
BCA	Rp	-	1,211	-	1,564
Bank Mandiri	Rp	-	1,069	-	1,417
ABN Amro Bank N.V.
Stockholm Branch (“AAB Stockholm”) and Standard Chartered Bank	US$	60	593	68	659
Japan Bank for International Cooperation (“JBIC”)	US$	24	238	30	289
Bank CIMB Niaga	Rp	-	248	-	174
PT Bank Ekonomi Raharja Tbk (“Bank Ekonomi”)	Rp	-	-	-	41
	US$	-	-	-	3
Others (each below Rp10 billion)	Rp	-	1	-	-
Total			11,121		11,309
Unamortized debt issuance cost			(64)		(51)
			11,057		11,258
Current maturities (Note 17a)			(4,327)		(4,475)
Long-term portion (Note 17b)			6,730		6,783

Refer to Note 37 for details of related party transactions.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2013 (UNAUDITED) AND FOR SIX MONTHS PERIOD ENDED

WITH COMPARATIVE FIGURES AS OF DECEMBER 31, 2012 (AUDITED) AND

FOR SIX MONTHS PERIOD ENDED JUNE 30, 2012 (UNAUDITED)

(Figures in tables are presented in billions of Rupiah, unless  otherwise stated)

Table Of Content

20.  BANK LOANS (continued)

Other significant information relating to bank loans as of June 30, 2013 is as follows:

	Borrower	Currency	Total facility (in billions)	Current period payment	Payment schedule	Interest payment period	Interest rate per annum	Security
Syndication of banks
July 29, 2008[a] (BNI, BRI and BJB)	The Company	Rp	2,400	300	Semi-annually(2010 - 2013)	Quarterly	3 months JIBOR+1.20%	None
June 16, 2009[a] (BNI and BRI)	The Company	Rp	2,700	338	Semi-annually(2011 - 2014)	Quarterly	3 months JIBOR+2.45%	None
December 19, 2012 (BNI, BRI and Bank Mandiri)	DMT	Rp	2,500	80	Semi annually(2014-2020)	Quarterly	3 months JIBOR + 3.00%	Property and equipment(Note 10) and trade receivables (Note 5)
BCA
July 5, 2010b&c	Telkomsel	Rp	2,000	333	Semi-annually(2012 - 2016)	Quarterly	3 months JIBOR+1.20%	None
December 16, 2010[a]	TII	Rp	200	20	Semi-annually(2011 - 2015)	Quarterly	3 months JIBOR+1.25%	None
Bank Mandiri July 5, 2010b&c	Telkomsel	Rp	3,000	347	Semi-annually(2012 - 2016)	Quarterly	3 months JIBOR+1.20%	None
BRI
October 13, 2010[a]	The Company	Rp	3,000	500	Semi-annually(2013 - 2015)	Quarterly	3 months JIBOR+1.25%	None
July 20, 2011[a]	Dayamitra	Rp	1,000	80	Semi-annually(2011 - 2017)	Quarterly	3 months JIBOR+1.40%	Property and equipment (Note 10)
April 17, 2012 a&j	Indonusa	Rp	225	11	Semi-annually(2013 - 2017)	Quarterly	3 months JIBOR+3.76%	Indonusa’s cash flows
April 23, 2013	GSD	Rp	150	-	Monthly(2014-2018)	Monthly	8.75%	Property and Equipment (Note 10) and trade receivable (Note 5)
ABN Amro Bank N.V. Stockholm Branch (“AAB Stockholm”) and Standard Chartered Bank	Telkomsel	US$	0.3	0	Semi-annually(2011- 2016)	Semi-annually	6 months LIBOR+0.82%	None
December 30, 2009b&d
BNI
October 13, 2010[a]	The Company	Rp	1,000	143	Semi-annually(2013 - 2015)	Quarterly	3 months JIBOR+1.25%	None
December 23, 2011 [a]	PIN	Rp	500	-	Semi-annually(2013 - 2016)	Quarterly	3 months JIBOR+1.50%	Inventories(Note 6) and trade receivables (Note 5)
November 28, 2012[a]	Metra	Rp	44	4	Annually(2013-2015)	Monthly	8%	Property and equipment (Note 10) and trade receivables (Note 5)
March 13, 2013a&h	Metra	Rp	300	6	Monthly(2013-2015)	Monthly	1 month JIBOR +3.35%	Property and equpment (Note 10) and trade receivables (Note 5).

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2013 (UNAUDITED) AND FOR SIX MONTHS PERIOD ENDED

WITH COMPARATIVE FIGURES AS OF DECEMBER 31, 2012 (AUDITED) AND

FOR SIX MONTHS PERIOD ENDED JUNE 30, 2012 (UNAUDITED)

(Figures in tables are presented in billions of Rupiah, unless  otherwise stated)

Table Of Content

20.  BANK LOANS (continued)

	Borrower	Currency	Total facility (in billions)	Current period payment	Payment schedule	Interest payment period	Interest rate per annum	Security
March 13, 2013[a]	Metra	Rp	322	-	Annually	Monthly	1 month JIBOR +3.35%	Property and equpment (Note 10) and trade receivables (Note 5).
March 13, 2013[a]	Metra	Rp	374	-	Annually	Monthly	1 month JIBOR +3.35%	Property and equpment (Note 10) and trade receivables (Note 5).
March 26, 2013[a]	Metra	Rp	60	5	Quartely(2013-2016)	Monthly	8%	Property and equpment (Note 10) and trade receivables (Note 5).
Japan Bank for International Cooperation (“JBIC”)
March 26, 2010a&e	The Company	US$	0.06	0	Semi-annually(2010 - 2015)	Semi-annually	4.56% and 6 months LIBOR+0.70%	None
Bank CIMB Niaga March 21, 2007[f]	GSD	Rp	21	2	Quarterly(2007 - 2015)	Monthly	9.75%	Property and equipment (Note 10) and equipment (Note 10), inventories (Note 6), and trade receivables (Note 5)
July 28, 2009[g]	Balebat	Rp	2	0.3	Monthly(2010 - 2014)	Monthly	11.00%	Property (Note 10), inventories (Note 6), and trade receivables (Note 5)
May 24, 2010 [g]	Balebat	Rp	2	0.3	Monthly(2010 - 2015)	Monthly	11.00%	Property and equipment (Note 10), inventories (Note 6), and trade receivables (Note 5)
March 31, 2011	GSD	Rp	24	1	Monthly(2011 - 2019)	Monthly	9.75%	Property and equipment (Note 10)
March 31, 2011	GSD	Rp	13	1	Monthly(2011 - 2019)	Monthly	9.75%	Property and equipment (Note 10)
March 31, 2011	GSD	Rp	12	1	Monthly(2011 - 2015)	Monthly	9.75%	Property and equipment (Note 10)
September 9, 2011	GSD	Rp	41	2	Monthly(2011 - 2021)	Monthly	9.75%	Property and equipment (Note 10)

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2013 (UNAUDITED) AND FOR SIX MONTHS PERIOD ENDED

WITH COMPARATIVE FIGURES AS OF DECEMBER 31, 2012 (AUDITED) AND

FOR SIX MONTHS PERIOD ENDED JUNE 30, 2012 (UNAUDITED)

(Figures in tables are presented in billions of Rupiah, unless  otherwise stated)

Table Of Content

20.   BANK LOANS (continued)

	Borrower	Currency	Total facility(in billions)	Current period payment	Payment schedule	Interest payment period	Interest rate per annum	Security
Bank CIMB Niaga (continued) September 9, 2011	GSD	Rp	11	2	Monthly(2011 - 2015)	Monthly	9.75%	Property and equipment (Note 10)
August 2, 2012[g]	Balebat	Rp	4	1	Monthly(2012 - 2015)	Monthly	10.50%	Property and equipment (Note 10), inventories (Note 6) and trade receivables (Note 5)
September 20, 2012 [a]	TLT	Rp	1,150	-	Monthly(2015 - 2030)	Monthly	3 months	Property and equipment (Note 10),
September 20, 2012 [a]	TLT	Rp	118	-	Monthly(2015 - 2030)	Monthly	9.00%	Property and equipment (Note 10),
October 10, 2012 [g]	Balebat	Rp	1	0.2	Monthly(2012 - 2015)	Monthly	10.50%	Property and equipment (Note 10), inventories (Note 6) and trade receivables (Note 5)
Bank Ekonomi September 10, 2008a&h	Sigma	Rp	33	15	Monthly(2009 - 2015)	Monthly	9.00%-10.50%	Property and equipment (Note 10), and trade receivables (Note 5)
August 7, 2009a&h	Sigma	Rp	35	3	Monthly some installment (2009- 2013)	Monthly	9.00%-10.50%	Property and equipment (Note 10) and trade receivables (Note 5)
August 7, 2009a&h	Sigma	Rp	20	7	Monthly some installment (2009 - 2014)	Monthly	9.00%-10.50%	Property and equipment (Note 10), and trade receivables (Note 5)
February 23, 2011a&h	Sigma	Rp	30	16	Monthly(2011 - 2015)	Monthly	9.00%-10.50%	Property and equipment (Note 10), and trade receivables (Note 5)
February 23, 2011a&h	Sigma	US$	0.002	0.0003	Monthly(2011 - 2015)	Monthly	6.00%	Property and equipment (Note 10), and trade receivables (Note 5)

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2013 (UNAUDITED) AND FOR SIX MONTHS PERIOD ENDED

WITH COMPARATIVE FIGURES AS OF DECEMBER 31, 2012 (AUDITED) AND

FOR SIX MONTHS PERIOD ENDED JUNE 30, 2012 (UNAUDITED)

(Figures in tables are presented in billions of Rupiah, unless  otherwise stated)

Table Of Content

20.  BANK LOANS (continued)

The credit facilities obtained by the Company and subsidiaries are used for working capital purposes.

[a]

As stated in the agreements, the Company and subsidiaries are required to comply with all covenants or restrictions such as dividend distribution restrictions, new loans restriction, including maintaining financial ratios. As of Marchr 31, 2013, the Company and subsidiaries complied with the ratios.

[b]

Telkomsel has no collateral for its bank loans, or other credit facilities. The terms of the various agreements with Telkomsel’s lenders and financiers require compliance with a number of pledges and negative pledges as well as financial and other covenants, which include among other things, certain restrictions on the amount of dividends and other profit distributions which could adversely affect Telkomsel’s capacity to comply with its obligation under the facility. The terms of the relevant agreements also contain default and cross default clauses. As of June 30, 2013, Telkomsel complied with the above covenants

[c]	In January 2012, the availability periods of facilities from BCA and Bank Mandiri expired
[d]

Pursuant to the agreements with PT Ericsson Indonesia (“Ericsson Indonesia”) and Ericsson AB (Note 41a.ii), Telkomsel entered into an EKN-Backed Facility Agreement (“facility”) with ABN Amro Bank N.V. Stockholm branch (as “the original lender”) and Standard Chartered Bank (as “the original lender” , “the arranger”, “the facility agent” and “the EKN agent”), ABN Amro Bank N.V., Hong Kong (as “the arranger”) for the purchase of Ericsson telecommunication equipment and services. The facilities consist of facility 1, 2 and 3 amounting to US$117 million, US$106 million, and US$95 million, respectively. The availability period of facility 1, 2 and 3 expired in July 2010, March 2011 and November 2011, respectively. In October 2011, EKN agreed to reduce the premium of the unused facility by US$3 million through a cash refund.

[e]

In connection with the agreement with NSW-Fujitsu Consortium, the Company entered into a loan agreement with JBIC, the international arm of Japan Finance Corporation for the purchase of NSW-Fujitsu Consortium telecommunication equipment and services. The facilities consist of facility A and B amounting to US$36 million and US$24 million, respectively.

[f]	Based on the latest amendment on March 31, 2011.
[g]	Based on the latest amendment on October 10, 2012.
[h]	In March 2013, bank loan was fully repaid by Sigma through refinancing with BNI.
[i]	Based on the latest amendment on October 16, 2012, loan was required to be repaid by Indonusa on April 24, 2013.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2013 (UNAUDITED) AND FOR SIX MONTHS PERIOD ENDED

WITH COMPARATIVE FIGURES AS OF DECEMBER 31, 2012 (AUDITED) AND

FOR SIX MONTHS PERIOD ENDED JUNE 30, 2012 (UNAUDITED)

(Figures in tables are presented in billions of Rupiah, unless  otherwise stated)

Table Of Content

21.  NON-CONTROLLING INTEREST

	Juni 30, 2013	December 31, 2012
Non-controlling interest in net assets of subsidiaries:
Telkomsel	13,667	15,340
Metra*	63	66
GSD*	53	31
Total	13,783	15,437

	2013	2012
Non-controlling interest in total comprehensive income (loss) of subsidiaries:
Telkomsel	3,002	2,551
Metra*	8	10
GSD*	(2)	0
Total	3,008	2,561

*  The amounts represent other third parties’ share of ownership in subsidiaries of Metra and GSD.

22.  CAPITAL STOCK

	June 30, 2013
Description	Number of shares	Percentage of ownership	Total paid-up capital
Series A Dwiwarna share
Government	1	-	0
Series B shares
Government	10,320,470,711	53.73	2,580
The Bank of New York Mellon Corporation*	1,938,824,116	10.09	485
Directors (Note 1b):
Indra Utoyo	5,508	-	0
Priyantono Rudito	108	-	0
Sukardi Silalahi	108	-	0
Public (individually less than 5%)	6,949,579,668	36.18	1,737
Total	19,208,880,220	100.00	4,802
Treasury stock (Note 24)	951,119,060	-	238
Total	20,159,999,280	100.00	5,040

*  The Bank of New York Mellon Corporation serves as the Depositary of registered ADS holders for the Company’s ADSs.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2013 (UNAUDITED) AND FOR SIX MONTHS PERIOD ENDED

WITH COMPARATIVE FIGURES AS OF DECEMBER 31, 2012 (AUDITED) AND

FOR SIX MONTHS PERIOD ENDED JUNE 30, 2012 (UNAUDITED)

(Figures in tables are presented in billions of Rupiah, unless  otherwise stated)

Table Of Content

22.  CAPITAL STOCK (continued)

	December 31, 2012
Description	Number of shares	Percentage of ownership	Total paid-up capital
Series A Dwiwarna share	1	-	0
Government
Series B shares	10,320,470,711	53.90	2,580
Government
The Bank of New York Mellon Corporation*	2,197,688,216	11.48	549
Directors (Note 1b):
Indra Utoyo	5,508	-	0
Priyantono Rudito	108	-	0
Sukardi Silalahi	108	-	0
Public (individually less than 5%)	6,630,904,168	34.62	1,658
Total	19,149,068,820	100.00	4,787
Treasury stock (Note 24)	1,010,930,460	-	253
Total	20,159,999,280	100.00	5,040

*  The Bank of New York Mellon Corporation serves as the Depositary of registered ADS holders for the Company’s ADSs.

The Company issued only 1 Series A Dwiwarna share which is held by the Government and cannot be transferred to any party, and has a veto in the General Meeting of Stockholders of the Company with respect to election and removal of the Boards of Commissioners and Directors, issuance of new shares, and amendmend of the Company’s Articles of Association.

23.  ADDITIONAL PAID-IN CAPITAL

	Juni 30, 2013	December 31, 2012
Proceeds from sale of 933,333,000 shares in excess of par value
through IPO in 1995	1,446	1,446
Capitalization into 746,666,640 Series B shares in 1999	(373)	(373)
Excess of value over cost of treasury stock	208	-
Total	1,281	1,073

24.  TREASURY STOCK

			Maximum Purchase
Phase	Basis	Period	Number of Shares	Amount
I	EGM	December 21, 2005 - June 20, 2007	1,007,999,964	Rp5,250
II	AGM	June 29, 2007 - December, 28, 2008	215,000,000	Rp2,000
III	AGM	June 20, 2008 - December 20, 2009	339,443,313	Rp3,000
-	BAPEPAM - LK	October 13, 2008 - January 12, 2009	4,031,999,856	Rp3,000
IV	AGM	May 19, 2011 - November 20, 2012	645,161,290	Rp5,000

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2013 (UNAUDITED) AND FOR SIX MONTHS PERIOD ENDED

WITH COMPARATIVE FIGURES AS OF DECEMBER 31, 2012 (AUDITED) AND

FOR SIX MONTHS PERIOD ENDED JUNE 30, 2012 (UNAUDITED)

(Figures in tables are presented in billions of Rupiah, unless  otherwise stated)

Table Of Content

24.  TREASURY STOCK (continued)

Movement in treasury stock as a result of share repurchase is as follows:

	June 30, 2013			December 31, 2012
	Number of shares	%	Rp	Number of shares	%	Rp
Beginning balance	1,010,930,460	5.01	8,067	773,659,960	3.84	6,323
Number of shares acquired	-	-	-	237,270,500	1.17	1,744
Transfer for employees ownership	(59,811,400)	(0.29)	(433)	-	-	-
Ending balance	951,119,060	4.72	7,634	1,010,930,460	5.01	8,067

Pursuant to the AGM of Stockholders of the Company held on June 11, 2010, the stockholders approved the changes to the Company’s plan for use of the treasury stock as a result of the Share Buyback I, II and III, as follows:  (i) market placement; (ii) cancellation; (iii) equity conversion and (iv) funding.

On June 14, 2013, the Company transferred a portion of the treasury stock to its employees as part of the 2012 annual incentives. The 59,811,400 treasury stock transferred had a total fair value of Rp641 billion. The excess of the transfer value of the treasury stock over their cost amounted Rp208 billion was credited to additional paid-in capital (Note 23).

25.  DIFFERENCE IN VALUE ARISING FROM RESTRUCTURING TRANSACTIONS AND OTHER TRANSACTIONS BETWEEN ENTITIES UNDER COMMON CONTROL

The balance of this account amounting to Rp478 billion arose from the early termination of the Company’s exclusive rights to provide local and inter-local fixed line telecommunication services, for which the Company is required by the Government to use the funds received from this compensation for the development of telecommunication infrastructure. As of June 30, 2013 and December 31, 2012, the accumulated development of the related infrastructure amounted to Rp537 billion, respectively.

As of June 30, 2013 and December 31, 2012, the Company has received an aggregate of Rp478 billion, respectively, in relation to the compensation for the early termination of exclusivity rights, made up of annual payments by the Government from 2005 to 2008 of Rp90 billion, respectively, and Rp118 billion on August 25, 2009. The Company recorded these amounts in “Difference in value arising from restructuring transactions and other transactions between entities under common control” in the equity section of the consolidated statements of financial position. These amounts are recorded as a component of equity because the Government is the majority and controlling stockholder of the Company.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2013 (UNAUDITED) AND FOR SIX MONTHS PERIOD ENDED

WITH COMPARATIVE FIGURES AS OF DECEMBER 31, 2012 (AUDITED) AND

FOR SIX MONTHS PERIOD ENDED JUNE 30, 2012 (UNAUDITED)

(Figures in tables are presented in billions of Rupiah, unless  otherwise stated)

Table Of Content

26.  REVENUES

	2013	2012
Telephone Revenues
Cellular
Usage charges	14,694	14,065
Monthly subscription charges	379	336
Features	325	265
	15,398	14,666
Fixed lines
Usage charges	3,324	3,892
Monthly subscription charges	1,358	1,413
Call center	151	141
Installation charges	61	59
Others(each below Rp50 billion)	119	60
	5,013	5,565
Total Telephone Revenues	20,411	20,231
Interconnection Revenues
Domestic interconnection and transit	1,475	1,130
International interconnection	880	780
Total Interconnection Revenues	2,355	1,910
Data, Internet, and Information Technology Services Revenues
Internet, data communication and information technology services	8,576	6,803
Short Messaging Services (“SMS”)	6,363	5,805
VoIP	53	116
e-Business	47	18
Total Data, Internet, and Information Technology Services Revenues	15,039	12,742
Network Revenues
Leased lines	419	416
Satellite transponder lease	236	208
Total Network Revenues	655	624
Other Telecommunications Services Revenues
Customer Premise Equipment (“CPE”) and terminal	637	418
Leases	298	145
USO compensation	190	105
Pay TV	179	189
Directory assistance	144	172
Sales of modem	136	92
Others (each below Rp50 billion)	116	92
Total Other Telecommunications Services Revenues	1,700	1,213
TOTAL REVENUES	40,160	36,720

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2013 (UNAUDITED) AND FOR SIX MONTHS PERIOD ENDED

WITH COMPARATIVE FIGURES AS OF DECEMBER 31, 2012 (AUDITED) AND

FOR SIX MONTHS PERIOD ENDED JUNE 30, 2012 (UNAUDITED)

(Figures in tables are presented in billions of Rupiah, unless  otherwise stated)

Table Of Content

26.  REVENUES (continued)

The details of net revenues received by the Company and subsidiaries from agency relationships for six months period ended June 30, 2013 and 2012 follows:

	2013	2012
Gross revenues	8,689	6,976
Compensation to value added service providers	(112)	(95)
Net revenues	8,577	6,881

Refer to Note 37 for details of related party transactions.

27.  PERSONNEL EXPENSES

	2013	2012
Salaries and related benefits	1,659	1,585
Vacation pay, incentives and other benefits	1,441	1,403
Employees’ income tax	612	514
Net periodic pension costs (Note 34)	439	394
Net periodic post-retirement health care benefits costs (Note 36)	187	45
Housing	109	98
Insurance	52	51
Others (each below Rp50 billion)	106	75
Total	4,605	4,165

Refer to Note 37 for details of related party transactions.

28.  OPERATIONS, MAINTENANCE AND TELECOMMUNICATION SERVICES EXPENSES

	2013	2012
Operations and maintenance	5,535	4,714
Radio frequency usage charges (Notes 41c.i and 41c.ii)	1,511	1,411
Concession fees and Universal Service Obligation charges	765	662
Electricity, gas and water	492	434
Cost of phone, set top box, SIM and RUIM cards	435	362
Leased lines and CPE	283	138
Vehicles rental and supporting facilities	197	129
Insurance	195	210
Cost of IT services	190	80
Others (each below Rp50 billion)	129	95
Total	9,732	8,235

      Refer to Note 37 for details of related party transactions.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2013 (UNAUDITED) AND FOR SIX MONTHS PERIOD ENDED

WITH COMPARATIVE FIGURES AS OF DECEMBER 31, 2012 (AUDITED) AND

FOR SIX MONTHS PERIOD ENDED JUNE 30, 2012 (UNAUDITED)

(Figures in tables are presented in billions of Rupiah, unless  otherwise stated)

Table Of Content

29.  GENERAL AND ADMINISTRATIVE EXPENSES

	2013	2012
Provision for impairment of receivables and inventory obsolescence (Notes 5d and 6)	419	465
General expenses	345	262
Collection expenses	187	164
Training, education and recruitment	151	108
Travelling	149	121
Professional fees	87	93
Social contribution	51	56
Others (each below Rp50 billion)	249	178
Total	1,638	1,447

Refer to Note 37 for details of related party transactions.

30.  INTERCONNECTION EXPENSES

	2013	2012
Domestic interconnection and transit	1,761	1,565
International interconnection	610	566
Total	2,371	2,131

Refer to Note 37 for details of related party transactions.

31.  TAXATION

a.   Claims for tax refund

	Juni 30, 2013	December 31, 2012
Subsidiaries
Import duties	10	10
Corporate income tax	6	18
Income tax
Article 23 - Withholding tax on services delivery	8	9
Value added tax (“VAT”)	399	399
	423	436

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2013 (UNAUDITED) AND FOR SIX MONTHS PERIOD ENDED

WITH COMPARATIVE FIGURES AS OF DECEMBER 31, 2012 (AUDITED) AND

FOR SIX MONTHS PERIOD ENDED JUNE 30, 2012 (UNAUDITED)

(Figures in tables are presented in billions of Rupiah, unless  otherwise stated)

Table Of Content

31.  TAXATION (continued)

b.   Prepaid taxes

	Juni 30, 2013	December 31, 2012
The Company
Corporate income tax	55	-
	55	-

	Juni 30, 2013	December 31, 2012
Subsidiaries
Corporate income tax	66	34
VAT	344	336
Income tax
Article 23 - Withholding tax on services delivery	23	2
	433	372

      c.   Taxes payable

	Juni 30, 2013	December 31, 2012
The Company
Income taxes
Article 4 (2) - Final tax	16	6
Article 21 - Individual income tax	112	21
Article 22 – Withholding tax on goods delivery and imports	2	-
Article 23 - Withholding tax on services delivery	58	10
Article 25 - Installment of corporate income tax	0	30
Article 26 - Withholding tax on non-residents income tax	607	3
Article 29 - Corporate income tax	0	198
VAT	406	374
	1,201	642
Subsidiaries
Income taxes
Article 4 (2) - Final tax	30	37
Article 21 - Individual income tax	25	60
Article 23 - Withholding tax on services delivery	31	32
Article 25 - Installment of corporate income tax	448	378
Article 26 - Withholding tax on non-residents income tax	6	18
Article 29 - Corporate income tax	413	674
VAT	52	3
	1,005	1,202
	2,206	1,844

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2013 (UNAUDITED) AND FOR SIX MONTHS PERIOD ENDED

WITH COMPARATIVE FIGURES AS OF DECEMBER 31, 2012 (AUDITED) AND

FOR SIX MONTHS PERIOD ENDED JUNE 30, 2012 (UNAUDITED)

(Figures in tables are presented in billions of Rupiah, unless  otherwise stated)

Table Of Content

31.  TAXATION (continued)

d.   The components of income tax expense (benefit) are as follows:

	2013	2012
Current
The Company	259	435
Subsidiaries	2,928	2,795
	3,187	3,230
Deferred
The Company	208	(25)
Subsidiaries	29	(190)
	237	(215)
	3,424	3,015

e.   Corporate income tax is computed for each company as a separate legal entity (computing corporate income tax on consolidated basis is not applicable in Indonesia).

The reconciliation between the accounting profit multiplied by the applicable tax rate and consolidated income tax expense is as follows:

	2013	2012
Consolidated profit before income tax	13,557	12,004
Tax calculated at applicable rate	2,711	2,401
Equity in net earnings of subsidiaries before income tax and reversal of consolidation elimination of subsidiaries	(1,200)	(1,029)
Tax effects on:
Non-deductible expenses	144	87
Non-taxable income	(1,173)	(1,018)
Income subject to final tax and final income tax expense	(15)	(23)
Others	-	(8)
Income tax expense of the subsidiaries	2,957	2,605
Total income tax expense	3,424	3,015

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2013 (UNAUDITED) AND FOR SIX MONTHS PERIOD ENDED

WITH COMPARATIVE FIGURES AS OF DECEMBER 31, 2012 (AUDITED) AND

FOR SIX MONTHS PERIOD ENDED JUNE 30, 2012 (UNAUDITED)

(Figures in tables are presented in billions of Rupiah, unless  otherwise stated)

Table Of Content

31.  TAXATION (continued)

e.   (continued)

The reconciliation between consolidated profit before income tax and the estimated taxable income for six months period ended June 30, 2013 and 2012 is as follows:

	2013	2012
Consolidated profit before income tax	13,557	12,004
Add back consolidation eliminations	5,852	5,065
Consolidated profit before income tax and eliminations	19,409	17,069
Less: profit before income tax of the subsidiaries	(11,853)
Profit before income tax attributable to the Company	7,556	6,857
Less: profit subject to final tax	(204)	(190)
	7,352	6,667
Temporary differences:
Depreciation and gain on sale of property and equipment	271	128
Provision for impairment and trade receivables written-off	(159)	(116)
Provision for personnel expenses	(641)	(134)
Net periodic pension and other post-retirement benefits costs	206	146
Provision for early retirement program	(699)	0
Deferred installation fee	(20)	(39)
Finance lease	(22)	14
Other provisions	25	85
Total temporary differences	(1,039)	84
Permanent differences:
Net periodic post-retirement health care benefit costs	187	45
Employee benefits	90	85
Donations	103	96
Equity in net income of associates and subsidiaries	(5,865)	(5,092)
Others	338	209
Total permanent differences	(5,147)	(4,657)
Taxable income	1,116	2,094
Current corporate income tax expense	233	419
Final income tax expense	26	16
Total current income tax expense of the Company	259	435
Current income tax expense of the subsidiaries	2,928	2,795
Total current income tax expense	3,187	3,230

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2013 (UNAUDITED) AND FOR SIX MONTHS PERIOD ENDED

WITH COMPARATIVE FIGURES AS OF DECEMBER 31, 2012 (AUDITED) AND

FOR SIX MONTHS PERIOD ENDED JUNE 30, 2012 (UNAUDITED)

(Figures in tables are presented in billions of Rupiah, unless  otherwise stated)

Table Of Content

31. TAXATION (continued)

e.   (continued)

The Tax Law No. 36/2008 stipulates a reduction of 5% from the top rate applicable to qualifying listed companies, for those whose stocks are traded in the IDX which meet the prescribed criteria that the public own 40% or more of the total fully paid and traded stocks, and such stocks are owned by at least 300 parties, with each party owning less than 5% of the total paid-up stocks. These requirements must be met by a company for a period of 6 months in one tax year. The Company has met all of the required criteria, therefore, for purposes of calculating income tax expense and liabilities for the financial reporting periods for six months period ended June 30, 2013 and for the year ended December 31, 2012, the Company has reduced the applicable tax rate by 5%.

The Company applied a tax rate of 20% for six months period ended June 30, 2013 and for the year ended December 31, 2012. The subsidiaries applied a tax rate of 25% for six months period ended June 30, 2013 and for the year ended December 31, 2012.

f.    Tax assessment

(i)     The Company

The Directorate General of Tax (“DGT”) is assessing the Company’s withholding income taxes for fiscal year 2008 and as of the issuance date of the consolidated financial statements, the assessment is still in process.

(ii)   Telkomsel

On February 25, 2009, the Tax Authorities filed a judicial review request to the Indonesian Supreme Court (“SC”) for the Tax Court’s acceptance of Telkomsel’s appeal for a refund of Rp115 billion withholding taxes covering the fiscal year 2002. On April 3, 2009, Telkomsel filed a contra-appeal to the SC. Based on its verdict which was received in November 2012, the SC decided to reject the request of the Tax Authorities. The SC verdict is legally binding in favor of Telkomsel.

On August 10, 2010, the Tax Authorities filed a judicial review  request to the SC on the Tax Court’s verdict. On September 24, 2010, Telkomsel filed a contra-appeal to the SC. As of the issuance date of the consolidated financial statements, the judicial review is still in process.

On April 21, 2010, the Tax Court notified Telkomsel that the Tax Authorities have filed an appeal to the SC on the Tax Court’s verdict to cancel the Tax Collection Letter (STP) for the underpayment of income tax Article 25 for the period December 2008 of Rp429 billion (including a penalty of Rp8 billion). In May 2010, Telkomsel filed a contra-appeal to the SC. As of the issuance date of the consolidated financial statements, the appeal is still in process.

In 2010, Telkomsel was assessed for underpayments of corporate income tax, withholding taxes and VAT, for the fiscal year 2006 totalling Rp212 billion (including penalty of
Rp69 billion). In November 2010, Telkomsel paid the assessments and in December  2010, Telkomsel filed an objection to the DGT for the withholding tax and VAT assessments amounting to Rp116 billion (including a penalty of Rp38 billion) and recorded the payments as a claim for tax refund. A portion of the accepted assessment by the Company in the amount of Rp50 billion had been previously charged to the 2008 consolidated statement of comprehensive income while the remaining portion of Rp46 billion was charged to the 2010 consolidated statement of comprehensive income. Subsequently, in September 2011, the Tax Authorities rejected Telkomsel’s objection. In December 2011, Telkomsel filed an appeal to the Tax Court. As of the issuance date of the consolidated financial statements, the appeal is still in process.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2013 (UNAUDITED) AND FOR SIX MONTHS PERIOD ENDED

WITH COMPARATIVE FIGURES AS OF DECEMBER 31, 2012 (AUDITED) AND

FOR SIX MONTHS PERIOD ENDED JUNE 30, 2012 (UNAUDITED)

(Figures in tables are presented in billions of Rupiah, unless  otherwise stated)

Table Of Content

31. TAXATION (continued)

f.    Tax assessment (continued)

(ii)   Telkomsel (continued)

In October and November 2010, Telkomsel received tax assessments (STPs) for the underpayments of income tax Article 25 for the fiscal year 2010 of Rp229 billion (including penalty of Rp11 billion). The STPs were paid in November and December 2010. The principal payment of Rp218 billion was considered as a tax prepayment in calculating the 2010 corporate income tax which at the end resulted in an overpayment of Rp599.87 billion. Through its letters in November 2010, Telkomsel requested the Tax Authorities to cancel the STPs. Subsequently, in April 2011, Telkomsel  received STPs from the Tax Authorities which revised the above-mentioned STPs issued in October and November 2010 with an additional penalty of Rp4.3 billion.

On May 5, 2011, the Tax Authorities  rejected  Telkomsel’s request for cancellation of those STPs. Subsequently, on May 31, 2011, Telkomsel filed an appeal to the Tax Court. The overpayment and penalty are recognized as claims for tax refund. Based on its verdict in March 2012, the Tax Court approved the cancellation of the STPs. In May and June 2012, Telkomsel received the refund of the penalty of Rp15.7 billion. On July 17, 2012, the Tax Authorities filed a judicial review request to the SC. Subsequently, on September 14, 2012, Telkomsel filed a contra appeal to the SC. As of the issuance date of the consolidated financial statements, the appeal is still in process.

In August 2011, Telkomsel was assessed for underpayments of withholding taxes and VAT for the fiscal year 2008 totaling Rp235 billion. In September 2011, Telkomsel paid the assessments and in November 2011, Telkomsel filed an objection to the Tax Authorities for the VAT assessment amounting to Rp232 billion (including penalty of Rp81.9 billion) and recorded it as a claim for tax refund. The remaining portion of Rp3 billion was charged to the 2011 consolidated statement of comprehensive income. In August 2012, the Tax Court approved Telkomsel’s appeal on the VAT and the refund of all the claims.

On March 12, 2012, Telkomsel received Assessment Letters as a result of the tax audit for fiscal year 2010 by the Tax Authorities. Based on the letters, Telkomsel overpaid corporate income tax by Rp597.4 billion and underpaid VAT amounting to Rp302.7 billion (including a penalty of Rp73.3 billion). Telkomsel accepted the overpayment of corporate income tax and Rp12.1 billion underpayment of VAT (including a penalty of Rp6.3 billion). The portion accepted by Telkomsel was charged to the 2012 consolidated statement of comprehensive income. Telkomsel filed  an objection to the Tax Authorities for underpayment of VAT of Rp290.6 billion (including a penalty of Rp67 billion) and recorded it as a claim for tax refund. As of the issuance date of the consolidated financial statements, the Tax Authorities have not yet issued their decision on the objection.

On April 5, 2012, Telkomsel received the refund of the overpayment of corporate income tax for fiscal year 2010 amounting to Rp294.7 billion, net of the underpayment of VAT.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2013 (UNAUDITED) AND FOR SIX MONTHS PERIOD ENDED

WITH COMPARATIVE FIGURES AS OF DECEMBER 31, 2012 (AUDITED) AND

FOR SIX MONTHS PERIOD ENDED JUNE 30, 2012 (UNAUDITED)

(Figures in tables are presented in billions of Rupiah, unless  otherwise stated)

Table Of Content

31. TAXATION (continued)

g.   Deferred tax assets and liabilities

The details of the Company and subsidiaries' deferred tax assets and liabilities are as follows:

	December 31, 2012	(Charged) credited to the consolidated statements of comprehensive income	Juni 30, 2013
The Company
Deferred tax assets:
Provision for impairment of receivables	276	(32)	244
Net periodic pension and other post-retirement
benefits costs	129	41	170
Accrued expenses and provision for inventory obsolescence	22	1	23
Provision for early retirement expense	140	(140)	0
Employee benefits provisions	173	(128)	45
Deferred connection fee	54	(4)	50
Total deferred tax assets	794	(262)	532
Deferred tax liabilities:
Difference between accounting and tax property and equipment net book value	(1,581)	53	(1,528)
Land rights, intangible assets, and others	(14)	4	(10)
Finance leases	(64)	(4)	(68)
Total deferred tax liabilities	(1,659)	53	(1,606)
Deferred tax liabilities of the Company - net	(865)	(209)	(1,074)
Telkomsel
Deferred tax assets:
Provision for impairment of receivables	117	27	144
Employee benefits provisions	207	28	235
Recognition of interest under USO arrangements	6	(2)	4
Total deferred tax assets	330	53	383
Deferred tax liabilities:
Difference between accounting and tax property and equipment net book value	(2,363)	(64)	(2,427)
Intangible assets	(44)	(8)	(52)
Finance leases	(22)	(13)	(35)
Total deferred tax liabilities	(2,429)	(85)	(2,514)
Deferred tax liabilities of Telkomsel - net	(2,099)	(32)	(2,131)
Deferred tax liabilities of other subsidiaries - net	(95)	(38)	(133)
Total deferred tax liabilities - net	(3,059)	(279)	(3,338)
Total deferred tax assets - net	89	41	130

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2013 (UNAUDITED) AND FOR SIX MONTHS PERIOD ENDED

WITH COMPARATIVE FIGURES AS OF DECEMBER 31, 2012 (AUDITED) AND

FOR SIX MONTHS PERIOD ENDED JUNE 30, 2012 (UNAUDITED)

(Figures in tables are presented in billions of Rupiah, unless  otherwise stated)

Table Of Content

31.  TAXATION (continued)

g.   Deferred tax assets and liabilities (continued)

	December 31, 2011	(Charged) credited to the consolidated statements of comprehensive income	Realized to equity	December 31, 2012
The Company
Deferred tax assets:
Provision for impairment of receivables	334	(58)	-	276
Net periodic pension and other post-retirement benefits costs	86	43	-	129
Accrued expenses and provision for inventory obsolescence	30	(8)	-	22
Provision for early retirement expense	-	140	-	140
Employee benefits provisions	82	91	-	173
Deferred connection fee	85	(31)	-	54
Total deferred tax assets	617	177	-	794
Deferred tax liabilities:
Difference between accounting and tax property and equipment net book value	(1,929)	348	-	(1,581)
Land rights, intangible assets, and others	(21)	7	-	(14)
Finance leases	(33)	(31)	-	(64)
Total deferred tax liabilities	(1,983)	324	-	(1,659)
Deferred tax liabilities of the Company - net	(1,366)	501	-	(865)
Telkomsel
Deferred tax assets:
Provision for impairment of receivables	64	53	-	117
Employee benefits provisions	151	56	-	207
Recognition of interest under USO arrangements	-	6	-	6
Total deferred tax assets	215	115	-	330
Telkomsel (continued)
Deferred tax liabilities:
Difference between accounting and tax property and equipment net book value	(2,529)	166	-	(2,363)
Intangible assets	(49)	5	-	(44)
Finance leases	-	(22)	-	(22)
Total deferred tax liabilities	(2,578)	149	-	(2,429)
Deferred tax liabilities of Telkomsel - net	(2,363)	264	-	(2,099)
Deferred tax liabilities of other subsidiaries - net	(65)	(30)	-	(95)
Total deferred tax liabilities - net	(3,794)	735	-	(3,059)
Total deferred tax assets - net	67	27	(5)	89

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2013 (UNAUDITED) AND FOR SIX MONTHS PERIOD ENDED

WITH COMPARATIVE FIGURES AS OF DECEMBER 31, 2012 (AUDITED) AND

FOR SIX MONTHS PERIOD ENDED JUNE 30, 2012 (UNAUDITED)

(Figures in tables are presented in billions of Rupiah, unless  otherwise stated)

Table Of Content

31.  TAXATION (continued)

g.   Deferred tax assets and liabilities (continued)

As of June 30, 2013 and December 31, 2012, the aggregate amounts of temporary differences associated with investments in subsidiaries and associates, for which deferred tax liabilities have not been recognized are amounted to Rp17,378 billion and Rp20,317 billion, respectively.

Realization of the deferred tax assets is dependent upon Company and subsidiary’s capability in generating future profitable operations. Although realization is not assured, the Company and subsidiaries believe that it is probable that these deferred tax assets will be realized through reduction of future taxable income when temporary differences reverse. The amount of deferred tax assets is considered realizable, however, it could be reduced if actual future taxable income is lower than estimates.

h.   Administration

Since 2008 to 2012, the Company has been consecutively entitled to income tax rate reduction of 5% for meeting the requirements in accordance with the Government Regulation No. 81/2007 in conjunction with the Ministry of Finance Regulation No. 238/PMK.03/2008. On the basis of  historical data, for the year 2013, the Company calculates the deferred tax using the tax rate of 20%.

The taxation laws of Indonesia require that the Company and subsidiaries submit individual tax returns on the basis of self-assessment. Under prevailing regulations, the DGT may assess or amend taxes within a certain period. For fiscal years 2007 and before, this period is within ten years of the time the tax became due, but not later than 2013, while for fiscal years 2008 and onwards, the period is within five years of the time the tax becomes due.

The Minister of Finance of the Republic of Indonesia has issued Regulation No.85/PMK.03/2012 dated June 6, 2012 concerning the appointment of State-Owned Enterprises ("SOEs") to withhold, deposit and report VAT and Sales Tax on Luxury Goods ("PPnBM") according to the procedures outlined in the Regulation which is effective from July 1, 2012. The Minister of Finance of the Republic Indonesia also has issued Regulation No.224/PMK.011/2012 dated December 26, 2012 concerning the appointment of SOEs to withhold income tax article 22 which is effective from February 23, 2013. The Company has withheld, deposited, and reported the VAT and PPnBM or VAT and also income tax article 22 in accordance with the Regulation.

No tax audit has been conducted for fiscal years 2003, 2005, 2006, 2007, 2009 and 2010 on the Company. Tax audits have been completed for all other fiscal years, except for fiscal year 2011.

The Company received a certificate of tax audit exemption from the DGT for fiscal year 2007, 2008, 2009 and 2010, which is valid unless the Company files for corporate income tax overpayment, in which case a tax audit will be performed.

32.  BASIC AND DILUTED EARNINGS PER SHARE

Basic and diluted earnings per share is computed by dividing profit for the year attributable to owners of the parent Company amounted to Rp7,125 and Rp6,428 by the weighted average number of shares outstanding during the period totaling 19,154,686,465 and 19,247,020,823 for six months periods ended June 30, 2013 and 2012, respectively.

Basic and diluted earnings per share amounted to Rp372.08 and Rp333.97 (in full amount) for six months periods ended June 30, 2013 and 2012, respectively

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2013 (UNAUDITED) AND FOR SIX MONTHS PERIOD ENDED

WITH COMPARATIVE FIGURES AS OF DECEMBER 31, 2012 (AUDITED) AND

FOR SIX MONTHS PERIOD ENDED JUNE 30, 2012 (UNAUDITED)

(Figures in tables are presented in billions of Rupiah, unless  otherwise stated)

Table Of Content

33.  CASH DIVIDENDS AND GENERAL RESERVE

Pursuant to the AGM of Stockholders of the Company as stated in notarial deed No. 14 dated May 11, 2012 of Ashoya Ratam,S.H.,MKn., the Company’s stockholders agree on the distribution of cash dividends and special cash dividends for 2011 amounting to Rp6,031 billion and Rp1,096 billion. On June 22, 2012, the Company paid cash dividend and special cash dividend totaling to Rp7,127 billion.

Pursuant to the AGM of Stockholders of the Company as stated in notarial deed No. 38 dated April 19, 2013 of Ashoya Ratam,S.H.,MKn., the Company’s stockholders agree on the distribution of cash dividends and special cash dividends for 2012 amounting to Rp7,068 billion and Rp1,285 billion. On June 18, 2013, the Company paid cash dividend and special cash dividend totaling to Rp8,353 billion.

Appropriation of Retained Earnings

Under Limited Liability Company Law, the Company is required to establish a statutory reserve amounting to at least 20% of the issued and paid-up capital.

The balance of the appropriated retained earnings of the Company as of June 30, 2013 and December 31, 2012 was Rp15,337 billion, respectively.

34.  RETIREMENT BENEFITS OBLIGATION

	Juni 30, 2013	December 31, 2012
Prepaid pension benefit costs
The Company	981	1,031
Infomedia	0	1
Prepaid pension benefit costs	981	1,032
Pension benefit cost provision and other post-employment benefit
Pension
The Company	1,508	1,373
Telkomsel	516	419
Pension benefit costs provisions	2,024	1,792
Other post-retirement benefits	330	310
Obligation under Labor Law	159	146
Pension benefit cost provision and other post-employment benefit	2,513	2,248
Net periodic pension costs
The Company	342	592
Telkomsel	97	197
Infomedia	0	0
Net periodic pension costs (Note 27)	439	789
Other post-retirement benefit costs (Note 27)	33	65
Employee benefit costs under Labor Law	16	38

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2013 (UNAUDITED) AND FOR SIX MONTHS PERIOD ENDED

WITH COMPARATIVE FIGURES AS OF DECEMBER 31, 2012 (AUDITED) AND

FOR SIX MONTHS PERIOD ENDED JUNE 30, 2012 (UNAUDITED)

(Figures in tables are presented in billions of Rupiah, unless  otherwise stated)

Table Of Content

34.  RETIREMENT BENEFITS OBLIGATION (continued)

a.   Prepaid pension benefit costs

The Company sponsors a defined benefit pension plan to employees with permanent status prior to July 1, 2002. The pension benefits are paid based on the participating employees’ latest basic salary at retirement and the number of years of their service. The plan is managed by Telkom Pension Fund (“Dana Pensiun Telkom” or “Dapen”). The participating employees contribute 18% (before March 2003: 8.4%) of their basic salaries to the pension fund. The Company’s contributions to the pension fund for six months period ended June 30, 2013 and the years ended December 31, 2012 amounted to Rp93 billion and Rp186 billion, respectively.

The following table presents the change in projected pension benefits obligation, change in pension plan assets, funded status of the pension plan and net amount recognized in the Company’s consolidated statements of financial position as of June 30, 2013 and December 31, 2012, for its defined benefit pension plan:

	Juni 30, 2013	December 31,2012
Change in projected pension benefits obligation
Projected pension benefits obligation at beginning of year	19,249	16,188
Service costs	225	372
Interest costs	591	1,151
Pension plan participants' contributions	22	44
Actuarial losses	(742)	2,123
Expected pension benefits paid	(328)	(629)
Projected pension benefits obligation at end of period	19,017	19,249
Change in pension plan assets
Fair value of pension plan assets at beginning of year	18,222	16,597
Expected return on pension plan assets	743	1,517
Employer’s contributions	93	186
Pension plan participants' contributions	22	44
Actuarial gains	(742)	507
Expected pension benefits paid	(328)	(629)
Fair value of pension plan assets at end of period	18,010	18,222
Funded status	(1,007)	(1,027)
Unrecognized prior service costs	147	217
Unrecognized net actuarial losses	1,841	1,841
Prepaid pension benefit costs	981	1,031

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2013 (UNAUDITED) AND FOR SIX MONTHS PERIOD ENDED

WITH COMPARATIVE FIGURES AS OF DECEMBER 31, 2012 (AUDITED) AND

FOR SIX MONTHS PERIOD ENDED JUNE 30, 2012 (UNAUDITED)

(Figures in tables are presented in billions of Rupiah, unless  otherwise stated)

Table Of Content

34.  RETIREMENT BENEFITS OBLIGATION (continued)

a.   Prepaid pension benefit costs (continued)

The expected return is determined based on market expectation for returns over the entire life of the obligation by considering the portfolio mix of the plan assets. The actual return on plan assets was Rp1 billion and Rp2,024 billion for six months period ended June 30, 2013 and the years ended December 31, 2012.

The movements of the prepaid pension benefit costs during  six months period ended June 30, 2013 and the years ended December 31, 2012 are as follows:

	Juni 30, 2013	December 31, 2012
Prepaid pension benefits costs at beginning of year	(1,031)	(990)
Net periodic pension costs less amounts charged to subsidiaries	136	133
Amounts charged to subsidiaries under contractual agreements	7	12
Employer’s contributions	(93)	(186)
Prepaid pension benefits costs at end of period	(981)	(1,031)

As of June 30, 2013 and December 31, 2012, plan assets mainly consisted of :

	Juni 30, 2013	December 31, 2012
Indonesian equity securities	23.82%	21.82%
Government bonds	35.68%	37.96%
Corporate bonds	19.69%	16.91%
Others	20.81%	23.31%
Total	100.00%	100.00%

Pension plan assets also include Series B shares issued by the Company with fair value totaling Rp304 billion and Rp233 billion representing 1.69% and 1.23% of total plan assets as of June 30, 2013 and December 31, 2012, respectively, and bonds issued by the Company with fair value totaling Rp155 billion and Rp159 billion representing 0.86% and 0.87% of total plan assets as of June 30, 2013 and December 31, 2012, respectively.

The actuarial valuation for the defined benefit pension plan and the other post-retirement benefits (Notes 34b and 34c) was performed based on the measurement date as of December 31, 2012 and 2011, with reports dated  February 28, 2013 and March 7, 2012, respectively, by PT Towers Watson Purbajaga (“TWP”), an independent actuary in association with Towers Watson (“TW”) (formerly Watson Wyatt Worldwide). The principal actuarial assumptions used by the independent actuary as of December 31, 2012 and 2011 are as follows:

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2013 (UNAUDITED) AND FOR SIX MONTHS PERIOD ENDED

WITH COMPARATIVE FIGURES AS OF DECEMBER 31, 2012 (AUDITED) AND

FOR SIX MONTHS PERIOD ENDED JUNE 30, 2012 (UNAUDITED)

(Figures in tables are presented in billions of Rupiah, unless  otherwise stated)

Table Of Content

34.  RETIREMENT BENEFITS OBLIGATION (continued)

a.   Prepaid pension benefit costs (continued)

	December 31, 2012	December 31, 2011
Discount rate	6.25%	7.25%
Expected long-term return on pension plan assets	8.25%	9.25%
Rate of compensation increases	8%	8%

The components of net periodic pension costs are as follows:

	Juni 30, 2012	December 31, 2012
Service costs	225	372
Interest costs	591	1,151
Expected return on pension plan assets	(743)	(1,517)
Amortization of prior service costs	70	139
Net periodic pension costs	143	145
Amount charged to subsidiaries under contractual agreements	(7)	(12)
Total net periodic pension cost (benefits) less amounts charged to subsidiaries (Note 27)	136	133

b.   Pension benefit costs provisions

(i)   The Company

The Company sponsors unfunded defined benefit pension plans and a defined contribution pension plan.

The defined contribution pension plan is provided to employees hired with permanent status on or after July 1, 2002. The plan is managed by Financial Institutions Pension Fund (“Dana Pensiun Lembaga Keuangan” or “DPLK”). The Company’s contribution to DPLK is determined based on a certain percentage of the participants’ salaries and amounted to Rp3 billion Rp5 billion for each of six months period ended June 30, 2013 and the  years ended December 31, 2012, respectively.

Since 2007, the Company provides pension benefit based on uniformulation for both participants prior to and from April 20, 1992 effective for employees retiring beginning February 1, 2009. The change in benefit had increased the Company’s liabilities by Rp699 billion, which is amortized over 9.9 years until 2016. In 2010, the Company replaced the uniformulation with Manfaat Pensiun Sekaligus (“MPS”). MPS is given to those employees reaching retirement age, upon death or upon being disabled starting from February 1, 2009. The change in benefit had increased the Company’s liabilities by Rp435 billion, which is amortized over 8.63 years until 2018.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2013 (UNAUDITED) AND FOR SIX MONTHS PERIOD ENDED

WITH COMPARATIVE FIGURES AS OF DECEMBER 31, 2012 (AUDITED) AND

FOR SIX MONTHS PERIOD ENDED JUNE 30, 2012 (UNAUDITED)

(Figures in tables are presented in billions of Rupiah, unless  otherwise stated)

Table Of Content

34.  RETIREMENT BENEFITS OBLIGATION (continued)

b.   Pension benefit costs provisions (continued)

      (i)   The Company (continued)

The Company also provides benefits to employees during a pre-retirement period in which they are inactive for 6 months prior to their normal retirement age of 56 years, known as pre-retirement benefits (“Masa Persiapan Pensiun” or “MPP”). During the pre-retirement period, the employees still receive benefits provided to active employees, which include, but are not limited to,  regular salary, health care, annual leave, bonus and other benefits. Since 2012, the Company has issued a new requirement for MPP effective for employees retiring beginning April 1, 2012, whereby the employee is required to file a request for MPP and if the employee does not file the request, he or she is required to work until the retirement date.

The following table presents the change in projected benefits obligation of MPS and MPP for six months period ended June 30, 2013 and the years ended December 31, 2012:

	Juni 30, 2013	December 31, 2012
Change in projected benefits obligation
Unfunded projected benefits obligation at beginning of year	2,436	2,440
Service costs	48	104
Interest costs	75	173
Actuarial gains	(28)	(128)
Benefits paid by employer	(42)	(153)
Unfunded projected benefits obligation at end of year	2,489	2,436
Unrecognized prior service costs	(573)	(639)
Unrecognized net actuarial losses	(408)	(424)
Pension benefit costs provisions at end of period	1,508	1,373

The movements of the pension benefit costs provisions during six months period ended June 30, 2013 and the years ended December 31, 2012:

	Juni 30, 2013	December 31, 2012
Pension benefits costs provisions at beginning of year	1,373	1,067
Net periodic pension costs	206	459
Benefits paid by employer	(71)	(153)
Pension benefits costs provisions at end of period	1,508	1,373

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2013 (UNAUDITED) AND FOR SIX MONTHS PERIOD ENDED

WITH COMPARATIVE FIGURES AS OF DECEMBER 31, 2012 (AUDITED) AND

FOR SIX MONTHS PERIOD ENDED JUNE 30, 2012 (UNAUDITED)

(Figures in tables are presented in billions of Rupiah, unless  otherwise stated)

Table Of Content

34.  RETIREMENT BENEFITS OBLIGATION (continued)

b.   Pension benefit costs provisions (continued)

      (i)   The Company (continued)

The components of net periodic pension costs are as follows:

	Juni 30, 2013	December 31, 2012
Service costs	48	104
Interest costs	75	173
Amortization of prior service costs	66	133
Recognized actuarial losses	17	49
Total net periodic pension costs (Note 27)	206	459

      (ii)   Telkomsel

Telkomsel provides a defined benefit pension plan to its employees. Under this plan, employees are entitled to pension benefits based on their latest basic salary or take-home pay and the number of years of their service. PT Asuransi Jiwasraya (“Jiwasraya”),      a state-owned life insurance company, manages the plan under an annuity insurance contract. Until 2004, the employees contributed 5% of their monthly salaries to the plan and Telkomsel contributed any remaining amount required to fund the plan. Starting 2005, the entire contributions are fully made by Telkomsel.

The reconciliation of the unfunded status of the plans with the amounts included in the consolidated statements of financial position as of June 30, 2013 and December 31, 2012 are as follows:

	Juni 30, 2013	December 31, 2012
Projected benefits obligation	(1,581)	(1,472)
Fair value of plan assets	666	666
Funded status	(915)	(806)
Unrecognized items in the consolidated statements of financial position:
Unrecognized prior service costs	0	0
Unrecognized net actuarial losses	399	387
Pension benefits costs provisions	(516)	(419)

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2013 (UNAUDITED) AND FOR SIX MONTHS PERIOD ENDED

WITH COMPARATIVE FIGURES AS OF DECEMBER 31, 2012 (AUDITED) AND

FOR SIX MONTHS PERIOD ENDED JUNE 30, 2012 (UNAUDITED)

(Figures in tables are presented in billions of Rupiah, unless  otherwise stated)

Table Of Content

34.  RETIREMENT BENEFITS OBLIGATION (continued)

b.    Pension benefit costs provisions (continued)

(ii)   Telkomsel (continued)

The components of the net periodic pension costs are as follows:

	Juni 30, 2013	December 31, 2012
Service costs	65	119
Interest costs	44	83
Expected return on pension plan assets	(20)	(31)
Amortization of past service costs	0	1
Recognized actuarial losses	8	25
Net periodic pension costs (Note 27)	97	197

The net periodic pension cost for the pension plan was calculated based on the measurement date as of December 31, 2012 and 2011, with reports dated February 12, 2013 and February 24, 2012, respectively, by TWP, an independent actuary in association with TW. The principal actuarial assumptions used by the independent actuary based on the measurement date as of December 31, 2012 and 2011 for each of the years, are as follows:

	December 31, 2012	December 31, 2011
Discount rate	6%	6.75%
Expected long-term return on plan assets	6%	6.75%
Rate of compensation increases	6.5%	8%

c.   Other post-retirement benefits

The Company provides other post-retirement benefits in the form of cash paid to employees on their retirement or termination. These benefits consist of last housing allowance (“Biaya Fasilitas Perumahan Terakhir” or “BFPT”) and home passage leave (“Biaya Perjalanan Pensiun dan Purnabhakti” or “BPP”).

The movements of the other post-retirement benefits provisions for six months period ended June 30, 2013 and the years ended December 31, 2012:

	Juni 30, 2013	December 31, 2012
Other post-retirement benefits costs provisions at beginning of year	310	273
Other post-retirement benefits costs	33	65
Other post-retirement benefits paid by the Company	(13)	(28)
Total other post-retirement benefits costs provisions at end of period	330	310

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2013 (UNAUDITED) AND FOR SIX MONTHS PERIOD ENDED

WITH COMPARATIVE FIGURES AS OF DECEMBER 31, 2012 (AUDITED) AND

FOR SIX MONTHS PERIOD ENDED JUNE 30, 2012 (UNAUDITED)

(Figures in tables are presented in billions of Rupiah, unless  otherwise stated)

Table Of Content

34.  RETIREMENT BENEFITS OBLIGATION (continued)

c.   Other post-retirement benefits (continued)

The components of the net periodic other post-retirement benefits costs for six months period ended June 30, 2013 and the years ended December 31, 2012:

	Juni 30, 2013	December 31, 2012
Service costs	5	10
Interest costs	15	32
Amortization of past service costs	4	7
Recognized actuarial losses	9	16
Total net periodic other post-retirement benefits costs (Note 27)	33	65

      d.   Obligation under Labor Law

Under Law No. 13 Year 2003 concerning labor regulation, the Company and subsidiaries are required to provide a minimum pension benefit, if not covered yet by the sponsored pension plans, to their employees upon retirement age. The total related obligation recognized as of June 30, 2013 and December 31, 2012 amounted to Rp159 billion and Rp146 billion, respectively. The related employees benefits cost charged to expense amounted to Rp16 billion and Rp13 billion for six months period ended June 30, 2013 and 2012, respectively.

35.  LONG SERVICE AWARDS (“LSA”)

Telkomsel provides certain cash awards or certain number of days leave benefits to its employees based on the employees’ length of service requirements, including LSA and LSL. LSA are either paid at the time the employees reach certain years during employment, or at the time of termination. LSL are either certain number of days leave benefit or cash, subject to approval by management, provided to employees who meet the requisite number of years of service and with a certain minimum age.

The obligation with respect to these awards was determined based on an actuarial valuation using the Projected Unit Credit method, and amounted to Rp358 billion and Rp347  billion as of June 30, 2013 and December 31, 2012, respectively. The related benefits costs charged to expense amounted to Rp29 billion and Rp25 billion for six months period ended June 30, 2013 and 2012, respectively (Note 27).

36.  POST-RETIREMENT HEALTH CARE BENEFITS

The Company provides a post-retirement health care plan to all of its employees hired before November 1, 1995 who have worked for the Company for 20 years or more when they retire, and to their eligible dependents. The requirement to work for 20 years does not apply to employees who retired prior to June 3, 1995. The employees hired by the Company starting from November 1, 1995 are no longer entitled to this plan. The plan is managed by Yakes.

The defined contribution post retirement health care plan is provided to employees hired with permanent status on or after November 1, 1995 or employees with terms of service less than 20 years on the time of retirement. The Company’s contribution amounted to Rp17 billion and Rp18 billion for six months period ended June 30, 2013 and the years ended December 31, 2012, respectively.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2013 (UNAUDITED) AND FOR SIX MONTHS PERIOD ENDED

WITH COMPARATIVE FIGURES AS OF DECEMBER 31, 2012 (AUDITED) AND

FOR SIX MONTHS PERIOD ENDED JUNE 30, 2012 (UNAUDITED)

(Figures in tables are presented in billions of Rupiah, unless  otherwise stated)

Table Of Content

36.  POST-RETIREMENT HEALTH CARE BENEFITS (continued)

The following table presents the change in the projected post-retirement health care benefits obligation, change post-retirement health care benefits in plan assets, funded status of the post-retirement health care benefits plan and net amount recognized in the Company’s consolidated statement of financial position as of June 30, 2013 and December 31, 2012:

	Juni 30, 2013	December 31, 2012
Change in projected post-retirement health care benefits obligation
Projected post-retirement health care benefits obligation at beginning of year	13,162	10,547
Service costs	35	56
Interest costs	407	755
Actuarial losses	(25)	2,074
Expected post-retirement health care benefits paid	(147)	(270)
Projected post-retirement health care benefits obligation at end of period	13,432	13,162
Change post-retirement health care benefits in plan assets
Fair value of plan assets at beginning of year	9,913	8,986
Expected return on plan assets	372	720
Employer’s contributions	181	300
Actuarial gains	(25)	177
Expected post-retirement health care paid	(147)	(270)
Fair value of plan assets at end of period	10,294	9,913
Funded status	(3,138)	(3,249)
Unrecognized net actuarial losses	2,452	2,570
Post-retirement health care benefits costs provisions	(686)	(679)

As of June 30, 2013 and December 31, 2012, plan assets mainly consisted of:

	Juni 30, 2013	December 31, 2012
Mutual funds	77.73%	81.00%
Time deposits	5.83%	10.72%
Equity securities	11.94%	7.61%
Corporate obligation	3.58%	-
Others	0.92%	0.67%
Total assets	100.00%	100.00%

Yakes plan assets also include Series B shares issued by the Company with fair value totaling Rp73 billion and Rp35 billion representing 0.71% and 0.35% of total plan assets as of June 30, 2013 and December 31, 2012, respectively.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2013 (UNAUDITED) AND FOR SIX MONTHS PERIOD ENDED

WITH COMPARATIVE FIGURES AS OF DECEMBER 31, 2012 (AUDITED) AND

FOR SIX MONTHS PERIOD ENDED JUNE 30, 2012 (UNAUDITED)

(Figures in tables are presented in billions of Rupiah, unless  otherwise stated)

Table Of Content

36.  POST-RETIREMENT HEALTH CARE BENEFITS (continued)

The expected return is determined based on market expectation for returns over the entire life of the obligation by considering the portfolio mix of the plan assets. The actual return on plan assets was Rp347 billion and Rp896 billion for six months period ended June 30, 2013 and the years ended  December 31, 2012, respectively.

The components of net periodic post-retirement health care benefits cost are as follows:

	Juni 30, 2013	December 31, 2012
Service costs	35	56
Interest costs	407	755
Expected return on plan assets	(372)	(720)
Recognized actuarial losses	118	-
Net periodic post-retirement benefits costs	188	91
Amounts charged to subsidiaries under contractual agreements	(1)	(1)
Total net periodic post-retirement health care benefits costs less amounts charged to subsidiaries (Note 27)	187	90

The movements of the projected post-retirement health care benefits costs provisions for six months period ended June 30, 2013 and the years ended December 31, 2012, are as follows:

	Juni 30, 2013	December 31, 2012
Projected post-retirement health care benefits costs provisions at beginning of year	679	888
Net periodic post-retirement health care benefits costs less amounts charged to subsidiaries (Note 27)	187	90
Amounts charged to subsidiaries under contractual agreements	1	1
Employer’s contributions	(181)	(300)
Projected post-retirement health care benefits costs provisions at end of period	686	679

The actuarial valuation for the post-retirement health care benefits was performed based on the measurement date as of December 31, 2012 and 2011, with reports dated  February 28, 2013 and March 7, 2012, respectively, by TWP, an independent actuary in association with TW. The principal actuarial assumptions used by the independent actuary as of December 31, 2012 and 2011 are as follows:

	December 31, 2012	December 31, 2011
Discount rate	6.25%	7.25%
Expected long-term return on plan assets	7.50%	8.00%
Health care costs trend rate assumed for next year	7%	7%
Ultimate health care costs trend rate	7%	7%
Year that the rate reaches the ultimate trend rate	2013	2012

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2013 (UNAUDITED) AND FOR SIX MONTHS PERIOD ENDED

WITH COMPARATIVE FIGURES AS OF DECEMBER 31, 2012 (AUDITED) AND

FOR SIX MONTHS PERIOD ENDED JUNE 30, 2012 (UNAUDITED)

(Figures in tables are presented in billions of Rupiah, unless  otherwise stated)

Table Of Content

37.  RELATED PARTY TRANSACTIONS

In the normal course of its business, the Company and subsidiaries entered into transactions with related parties. It is the Company's policy that the pricing of these transactions be the same as those of arm’s-length transactions.

a.     Nature of relationships and accounts/transactions with related parties

Details of the nature of relationships and transactions/accounts with significant related parties are as follows:

Related parties	Nature of relationships with related parties	Nature of transactions/accounts
The Government: Minister of Finance State-owned enterprises	Majority stockholder	Finance costs and investment on financial instruments
State-owned enterprises	Entity under common control	Operation expenses, purchase of property and equipment, construction and installation services, insurance expense, finance costs, finance income, investment on financial instruments
Indosat	Entity under common control

Interconnection revenues, interconnection expenses, telecommunications facilities usage, operating and maintenance cost, leased lines revenue, satellite transponders usage revenues, usage of data communication network system expenses and lease revenues

PT Aplikanusa Lintasarta (“Lintasarta”)	Entity under common control	Network revenues, usage of data communication network system expenses and leased lines expenses
Indosat Mega Media	Entity under common control	Network revenues
PT Sistelindo Mitralintas	Entity under common control	Network revenues
CSM	Associated company	Satellite transponders usage revenues, leased lines revenues, transmission lease expenses
Patrakom	Associated company	Satellite transponders usage revenues, leased lines revenues, transmission lease expenses
PSN	Associated company	Satellite transponders usage revenues, leased lines revenues, transmission lease expenses, interconnection revenues and interconnection expense
PT Industri Telekomunikasi Indonesia (“INTI”)	Entity under common control	Purchase of property and equipment
PT Asuransi Jasa Indonesia (“Jasindo”)	Entity under common control	Insurance of property and equipment
PT Jaminan Sosial Tenaga Kerja (“Jamsostek”)	Entity under common control	Insurance expenses for employees
PT Perusahaan Listrik Negara (Persero) (“PLN”)	Entity under common control	Electricity expenses
PT Pos Indonesia	Entity under common control	Cost of SIM cards
State-owned banks	Entity under common control	Finance income and finance costs
BNI	Entity under common control	Finance income and finance costs

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2013 (UNAUDITED) AND FOR SIX MONTHS PERIOD ENDED

WITH COMPARATIVE FIGURES AS OF DECEMBER 31, 2012 (AUDITED) AND

FOR SIX MONTHS PERIOD ENDED JUNE 30, 2012 (UNAUDITED)

(Figures in tables are presented in billions of Rupiah, unless  otherwise stated)

Table Of Content

37.  RELATED PARTY TRANSACTIONS (continued)

a.   Nature of relationships and transactions/accounts with related parties (continued)

Related parties	Nature of relationships with related parties	Nature of transactions/accounts
Bank Mandiri	Entity under common control	Finance income and finance costs
BR	Entity under common control	Finance income and finance costs
BTN	Entity under common control	Finance income and finance costs
Bahana	Entity under common control	Available-for-sale financial assets, bonds and notes
Koperasi Pegawai Telkom (“Kopegtel”)	Entity under common control

Purchase of property and equipment, construction and installation services, leases of buildings, leases of vehicles, purchases of materials and construction services, utilizes maintenance and cleaning services and RSA revenues

PT Sandhy Putra Makmur (“SPM”)	Entity under common control	Leases of buildings, leases of vehicles, purchase of materials and construction services, utilities maintenance and cleaning services
Koperasi Pegawai Telkomsel (“Kisel”)	Entity under common control	Leases of vehicle, printing and distribution of customer bills, collection, fee, and other services fee, distribution of SIM cards and pulse reload vouchers
PT Graha Informatika Nusantara (“Gratika”)	Entity under common control	Leased lines revenues, purchase of property and equipment, installation and maintenance expense
Directors and commissioners	Key management personnel	Honorarium and facilities
Yakes	Entity under significant influence	Medical expenses

b.    Transactions with related parties

The following are significant transactions with related parties:

	2013		2012
	Amount	% of total revenues	Amount	% of total revenues
REVENUES
Entity under common control
Kisel	1,258	3.13	1,487	4.05
Indosat	530	1.32	435	1.18
Lintasarta	34	0.08	45	0.12
Sub total	1,822	4.53	1,967	5.35
Associated companies
Patrakom	45	0.11	37	0.10
CSM	17	0.04	27	0.07
Sub total	62	0.15	64	0.17
Others (each below Rp30 billion)	165	0.41	15	0.05
Total	2,049	5.09	2,046	5.57

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2013 (UNAUDITED) AND FOR SIX MONTHS PERIOD ENDED

WITH COMPARATIVE FIGURES AS OF DECEMBER 31, 2012 (AUDITED) AND

FOR SIX MONTHS PERIOD ENDED JUNE 30, 2012 (UNAUDITED)

(Figures in tables are presented in billions of Rupiah, unless  otherwise stated)

Table Of Content

37.  RELATED PARTY TRANSACTIONS (continued)

b.   Transactions with related parties (continued)

	2013		2012
	Amount	% of total expenses	Amount	% of total expenses
EXPENSES
Entity under common control
Indosat	513	1.93	420	1.69
Kopegtel	321	1.21	412	1.66
Kisel	301	1.13	375	1.51
PLN	280	1.05	319	1.29
Jasindo	176	0.66	208	0.84
Yakes	63	0.24	63	0.25
PT Pos Indonesia	34	0.13	26	0.10
Jamsostek	21	0.08	19	0.08
SPM	7	0.03	14	0.06
Sub total	1,716	6.46	1,856	7.48
Associated companies
PSN	83	0.31	86	0.35
Patrakom	41	0.15	34	0.14
CSM	36	0.14	54	0.22
Sub total	160	0.60	174	0.71
Others (each below Rp30 billion)	19	0.07	77	0.32
Total	1,895	7.13	2,107	8.51

	2013		2012
	Amount	% of total finance income	Amount	% of total finance income
Finance income
Entity under common control
State-owned banks	242	58.60	166	61.25

	2013		2012
	Amount	% of total finance costs	Amount	% of total finance costs
Finance costs
Majority stockholder
The Government	43	6.18	51	9.03
Entity under common control
State-owned banks	236	33.91	232	41.06
Total	279	40.09	283	50.09

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2013 (UNAUDITED) AND FOR SIX MONTHS PERIOD ENDED

WITH COMPARATIVE FIGURES AS OF DECEMBER 31, 2012 (AUDITED) AND

FOR SIX MONTHS PERIOD ENDED JUNE 30, 2012 (UNAUDITED)

(Figures in tables are presented in billions of Rupiah, unless  otherwise stated)

Table Of Content

37.  RELATED PARTY TRANSACTIONS (continued)

b.   Transactions with related parties (continued)

	2013		2012
	Amount	% of total fixed assets purchased	Amount	% of total fixed assets purchased
Purchase of property and equipment (Note 10)
Entity under common control
Kopegtel	110	1.04	79	1.14
State-owned enterprises	74	0.70	30	0.43
Others (each below Rp30 billion)	21	0.20	36	0.52
Total	205	1.94	145	2.09

Presented below are balances of accounts with related parties:

		June 30, 2013		December 31, 2012
		Amount	% of total assets	Amount	% of total assets
a.	Cash and cash equivalents (Note 3)	9,174	8.23	8,992	8.07
b.	Other current financial assets (Note 4)	502	0.45	1,888	1.69
c.	Trade receivables - net (Note 5)	1,131	1.02	701	0.63
d.	Advances and prepaid expenses (Note 7)
	Others	80	0.07	18	0.02
e.	Advances and other non-current assets (Note 11)
	Entity under common control
	BNI	145	0.13	-	-
	Others	2	0.002	14	0.01
	Total	147	0.13	14	0.01

		June 30, 2013		December 31, 2012
		Amount	% of total liabilities	Amount	% of total liabilities
f.	Trade payables (Note 13)	77	0.16	3	0.01
	Entity under common control
	State-owned enterprises
	Kopegtel	72	0.15	115	0.26
	Indosat	18	0.04	31	0.07
	INTI	0	0.00	197	0.44
	Sub-total	167	0.36	346	0.78
	Entity under significant influence
	Yakes	29	0.06	39	0.09
	Others (each below Rp30 billion)	421	0.90	47	0.11
	Total	617	1.32	432	0.98
g.	Accrued expenses (Note 14)
	Majority stockholder
	The Government	16	0.03	17	0.04
	Entity under common control
	State-owned banks	50	0.10	72	0.16
	Total	66	0.13	89	0.20
h.	Advances from customers and suppliers
	Majority stockholder
	The Government	52	0.11	64	0.14

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2013 (UNAUDITED) AND FOR SIX MONTHS PERIOD ENDED

WITH COMPARATIVE FIGURES AS OF DECEMBER 31, 2012 (AUDITED) AND

FOR SIX MONTHS PERIOD ENDED JUNE 30, 2012 (UNAUDITED)

(Figures in tables are presented in billions of Rupiah, unless  otherwise stated)

Table Of Content

37.  RELATED PARTY TRANSACTIONS (continued)

b.   Transactions with related parties (continued)

		June 30, 2013		December 31, 2012
		Amount	% of total liabilities	Amount	% of total liabilities
i.	Short-term bank loans (Note 16)
	Entity under common control	50	0.11	-	-
	BRI
	BSM	11	0.02	5	0.01
	BRI Syariah	4	0.01	-	-
	Total	65	0.14	5	0.01
j.	Two-step loans (Note 18)
	Majority stockholder
	The Government	1,798	3.85	1,987	4.48
k.	Bonds and notes (Note 19)
	Entity under common control
	Bahana	-	0.00	8	0.02
l.	Long-term bank loans (Note 20)
	Entity under common control
	BRI	5,156	11.04	4,630	10.43
	BNI	1,775	3.80	2,349	5.29
	Bank Mandiri	1,070	2.29	1,417	3.19
	Total	8,001	17.13	8,396	18.91

c.   Significant agreements with related parties

i.   The Government

The Company obtained two-step loans from the Government (Note 18).

ii.   Indosat

The Company has an agreement with Indosat for the provision of international telecommunications services to the public.

The Company has also entered into an interconnection agreement between the Company’s fixed line network (Public Switched Telephone Network or “PSTN”) and Indosat’s GSM mobile cellular telecommunications network in connection with implementation of Indosat Multimedia Mobile services and the settlement of the related interconnection rights and obligations.

The Company also has an agreement with Indosat for the interconnection of Indosat's GSM mobile cellular telecommunications network with the Company's PSTN, enabling each party’s customers to make domestic calls between Indosat’s GSM mobile network and the Company’s fixed line network and allowing Indosat’s mobile customers to access the Company’s IDD service by dialing “007”.

The Company has been handling customer billings and collections for Indosat. Indosat is gradually taking over the activities and performing its own direct billing and collection. The Company receives compensation from Indosat computed at 1% of the collections made by the Company beginning January 1, 1995, plus the billing process expenses which are fixed at a certain amount per record. On December 11, 2008, the Company and Indosat agreed to implement IDD service charge tariff which already takes into account the compensation of its billing and collection. The agreement is valid and effective starting on January to December 2012, and can be applied until a new Minutes of Agreement becomes available.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2013 (UNAUDITED) AND FOR SIX MONTHS PERIOD ENDED

WITH COMPARATIVE FIGURES AS OF DECEMBER 31, 2012 (AUDITED) AND

FOR SIX MONTHS PERIOD ENDED JUNE 30, 2012 (UNAUDITED)

(Figures in tables are presented in billions of Rupiah, unless  otherwise stated)

Table Of Content

37.  RELATED PARTY TRANSACTIONS (continued)

c.    Significant agreements with related parties (continued)

On December 28, 2006, the Company and Indosat signed amendments to the interconnection agreements for the fixed line networks (local, SLJJ and international) and mobile network for the implementation of the cost-based tariff obligations under the MoCI Regulations No. 8/Year 2006 (Note 40). These amendments took effect on January 1, 2007.

Telkomsel also entered into an agreement with Indosat for the provision of international telecommunications services to its GSM mobile cellular customers.

The Company provides leased lines to Indosat and subsidiaries, namely PT Indosat Mega Media, Lintasarta and PT Sistelindo Mitralintas. The leased lines can be used by these companies for telephone, telegraph, data, telex, facsimile or other telecommunication services.

iii.  Others

The Company has entered into agreements with associated companies, namely CSM, Patrakom, PSN and Gratika for the utilization of the Company's satellite transponders or frequency channels and leased lines.

Telkomsel has an agreement with PSN for the lease of PSN’s transmission link. Based on the agreement, which was made on March 14, 2001, the minimum lease period is 2 years since the operation of the transmission link and is extendable subject to agreement by both parties.

As of the issuance date of the consolidated financial statements, the extension is still in process.

Koperasi Pegawai Telkomsel (“Kisel”) is a cooperative that was established by Telkomsel’s employees to engage in car rental services, printing and distribution of customer bills, collection and other services principally for the benefit of Telkomsel. Telkomsel also has dealership agreements with Kisel for distribution of SIM cards and pulse reload vouchers.

d.   Key management personnel remuneration

Key management personnel of the Company are the Boards of Commissioners and Directors as detailed in Note 1b.

The Company and subsidiaries provide honorarium and facilities to support the operational of their Board of Commissioners. The Company and subsidiaries provide short-term employment benefits in the form of salaries and facilities to support the operational duties of their Board of Directors. The total of such benefits is as follows:

	2013		2012
	Amount	% of total expenses	Amount	% of total expenses
Board of Directors	201	0.75%	159	0.64%
Board of Commissioners	64	0.24%	34	0.14%

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2013 (UNAUDITED) AND FOR SIX MONTHS PERIOD ENDED

WITH COMPARATIVE FIGURES AS OF DECEMBER 31, 2012 (AUDITED) AND

FOR SIX MONTHS PERIOD ENDED JUNE 30, 2012 (UNAUDITED)

(Figures in tables are presented in billions of Rupiah, unless  otherwise stated)

Table Of Content

38.  SEGMENT INFORMATION

In 2012, Management decided to change the way to manage the Company's business portfolios from managed by product-based approach to customer centric approach, as part of the Company’s strategy to provide one-stop solution to customers. This was followed by a change in the organizational structure to accommodate decision-making and assessing performance based on the customer centric approach. The change in the way of managing the Company’s business portfolios and the change in the Company's organizational structure led management, as the Company's Chief Operation Decision Maker, to change the presentation of the Company and subsidiaries’ segment information previously presented in the consolidated financial statements for six months period ended June 30, 2012. Accordingly, the segment information in the consolidated financial statements for six months period ended June 30, 2012 has been restated to conform with the presentation of segment information in the consolidated financial statements for six months period ended June 30, 2013.

The Company and subsidiaries have four main operating segments, namely personal, home, corporate and others. The personal segment provides mobile cellular and fixed wireless telecommunications services to individual customers. The home segment provides fixed wireline telecommunications services, pay TV, data and internet services to home customers. The corporate segment provides telecommunications services, including interconnection, leased lines, satellite, VSAT, contact center, broadband access, information technology services, data and internet services to companies and institutions. Operating segments that are not monitored separately by Chief Operation Decision Maker are presented as "Others" that provides building management services.

Management monitors the operating results of its business units separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on operating profit or loss and is measured consistently with operating profit or loss in the consolidated financial statements.

However, the financing activities and income taxes are not separately monitored and are not allocated to operating segments.

Segment revenues and expenses include transactions between operating segments and are accounted for at prices that Management believes represent market prices.

	June 30, 2013
	Corporate	Home	Personal	Others	Total before elimination	Elimination	Total Consolidated
Segment results
Revenues
External revenues	8,268	3,712	28,101	79	40,160	-	40,160
Inter-segment revenues	3,653	1,097	1,069	359	6,178	(6,178)	-
Total segment revenues	11,921	4,809	29,170	438	46,338	(6,178)	40,160
Expenses
External expenses	(7,338)	(3,246)	(15,330)	(400)	(26,314)	-	(26,314)
Inter-segment expenses	(2,210)	(1,199)	(2,768)	(1)	(6,178)	6,178	-
Total segment expenses	(9,548)	(4,445)	(18,098)	(401)	(32,492)	6,178	(26,314)
Segment results	2,373	364	11,072	37	13,846	-	13,846
Other information
Segment assets	34,530	17,689	64,115	1,038	117,372	(6,295)	111,077
Asset held-for-sale	-	-	131	-	131	-	131
Long-term investments	244	-	20	-	264	-	264
Totalconsolidated assets	34,774	17,689	64,266	1,038	117,767	(6,295)	111,472
Total consolidated liabilities	(19,391)	(10,479)	(22,326)	(822)	(53,018)	6,295	(46,723)
Capital expenditures	(2,560)	(650)	(7,008)	344	(10,562)	-	(10,562)
Depreciation and amortization expenses	(1,083)	(755)	(5,087)	(15)	(6,940)	-	(6,940)
Provision for impairment of receivables and inventory obsolescence	(130)	(176)	(112)	(1)	(419)	-	(419)

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2013 (UNAUDITED) AND FOR SIX MONTHS PERIOD ENDED

WITH COMPARATIVE FIGURES AS OF DECEMBER 31, 2012 (AUDITED) AND

FOR SIX MONTHS PERIOD ENDED JUNE 30, 2012 (UNAUDITED)

(Figures in tables are presented in billions of Rupiah, unless  otherwise stated)

Table Of Content

38.  SEGMENT INFORMATION (continued)

	June 30, 2012
	Corporate	Home	Personal	Others	Total before elimination	Elimination	Total consolidated
Segment results
Revenues
External revenues	8,946	3,657	23,878	239	36,720	-	36,720
Inter-segment revenues	1,457	1,289	2,528	2	5,276	(5,276)	-
Total segment revenues	10,403	4,946	26,406	241	41,996	(5,276)	36,720
Expenses
External expenses	(5,297)	(3,221)	(16,021)	120	(24,419)	-	(24,419)
Inter-segment expenses	(2,911)	(967)	(1,084)	(314)	(5,276)	5,276	-
Total segment expenses	(8,208)	(4,188)	(17,105)	(194)	(29,695)	5,276	(24,419)
Segment results	2,195	758	9,301	47	12,301	-	12,301
Other information
Segment assets	29,276	17,393	60,165	474	107,308	(6,508)	100,800
Asset held-for-sale	-	-	516	-	516	-	516
Long-term investments	199	-	21	-	220	-	220
Total consolidated assets							101,536
Total consolidated liabilities	(16,485)	(11,405)	(22,093)	(242)	(50,225)	6,508	(43,717)
Capital expenditures	(1,759)	(836)	(4,283)	(69)	(6,947)	-	(6,947)
Depreciation and amortization expenses	(1,056)	(724)	(5,175)	(12)	(6,967)	-	(6,967)
Provision for impairment of receivables and inventory obsolescence	(91)	(213)	(161)	-	(465)	-	(465)

39.  REVENUE-SHARING ARRANGEMENTS (“RSA”)

The Company has entered into separate agreements with several investors under RSA to develop fixed lines, public card-phone booths, data and internet network, and related supporting telecommunications facilities.

As of June 30, 2013, the Company has 4 RSA’s with 4  investors. The RSA’s are located in East Java, Makassar, Pare-pare, Manado, Denpasar, Mataram and Kupang, with concession periods ranging from 129 to 148 months.

Under the RSA, the investors finance the costs incurred in developing the telecommunications facilities and the Company manages and operates the telecommunication facilities upon the completion of the constructions. Repairs and maintenance costs during RSA period will be borne jointly by the Company and investors. The investors legally retain the rights to the property, plant and equipment constructed by them during the RSA periods. At the end of RSA period, the investors will transfer the ownership of the telecommunication facilities to the Company at a nominal price.

Generally, the revenues earned in the form of line installation charges, outgoing telephone pulses and monthly subscription charges are shared between the Company and investors based on certain agreed amount and/or ratio.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2013 (UNAUDITED) AND FOR SIX MONTHS PERIOD ENDED

WITH COMPARATIVE FIGURES AS OF DECEMBER 31, 2012 (AUDITED) AND

FOR SIX MONTHS PERIOD ENDED JUNE 30, 2012 (UNAUDITED)

(Figures in tables are presented in billions of Rupiah, unless  otherwise stated)

Table Of Content

40.  TELECOMMUNICATIONS SERVICES TARIFFS

Under Law No. 36 Year 1999 and Government Regulation No. 52 Year 2000, tariffs for operating telecommunications network and/or services are determined by providers based on the tariff type, structure and with respect to the price cap formula set by the Government.

a.     Fixed line telephone tariffs

The Government has issued a new adjustment tariff formula which is stipulated on the Decree of Minister of Communication and Information (“MoCI”) No. 15/PER/M.KOMINFO/4/2008 dated April 30, 2008 concerning “Procedure for Tariff Determination for Basic Telephony Service which Connected through Fixed Line Network”.

Under the Decree, tariff structure for basic telephony services which is connected through fixed line network consists of the following:

•         Activation fee

•         Monthly subscription charges

•         Usage charges

•         Additional facilities fee.

b.    Mobile cellular telephone tariffs

On April 7, 2008, the MoCI issued Decree No. 09/PER/M.KOMINFO/04/2008 regarding  “Mechanism to Determine Tariff of Telecommunication Services which Connected through Mobile Cellular Network” which provides guidelines to determine cellular tariffs with a formula consisting of network element cost and retail services activity cost. This Decree replaced the previous Decree of No. 12/PER/M.KOMINFO/02/2006.

Under Minister Decree No. 09/PER/M.KOMINFO/04/2008 dated April 7, 2008, the cellular tariffs of operating telecommunication services which connected through mobile cellular network consist of the following:

•         Basic telephony services tariff

•         Roaming tariff, and/or

•         Multimedia services tariff,

with the following structure:

•         Activation fee

•         Monthly subscription charges

•         Usage charges

•         Additional facilities fee.

c.   Interconnection tariffs

The Indonesian Telecommunication Regulatory Body (“ITRB”), in its letter No. 227/BRTI/XII/2010 dated December 31, 2010, decided to implement new interconnection tariffs effective from January 1, 2011 for cellular mobile network, satellite mobile network, and fixed local network and effective from July 1, 2011 for fixed wireless local network with a limited mobility.

Based on Director General of Post and Informatics Decree No.201/KEP/DJPPI/KOMINFO/7/2011 dated July 29, 2011, ITRB approved the Company’s revision of Reference Interconnection Offer (“RIO”) regarding the  interconnection tariff.

ITRB, in its letter No. 262/BRTI/XII/2011 dated December 12, 2011, decided to change the basis for interconnection SMS tariff from Sender Keep All (“SKA”) basis into cost basis (Non-SKA) effective from June 1, 2012, for all telecommunication provider operators.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2013 (UNAUDITED) AND FOR SIX MONTHS PERIOD ENDED

WITH COMPARATIVE FIGURES AS OF DECEMBER 31, 2012 (AUDITED) AND

FOR SIX MONTHS PERIOD ENDED JUNE 30, 2012 (UNAUDITED)

(Figures in tables are presented in billions of Rupiah, unless  otherwise stated)

Table Of Content

40. TELECOMMUNICATIONS SERVICES TARIFFS (continued)

d.   Network lease tariffs

Through the MoCI Decree No. 03/PER/M.KOMINFO/1/2007 dated January 26, 2007 concerning “Network Lease”, the Government regulated the form, type, tariff structure, and tariff formula for services of network lease. Pursuant to the MoCI Decree, the Government released Director General of Post and Telecommunication Decision Letter No. 115 Year 2008 dated March 24, 2008 which stated “The Agreement on Network Lease Service Type Document, Network Lease Service Tariff, Available Capacity of Network Lease Service, Quality of Network Lease Service, and Provision Procedure of Network Lease Service in 2008 Owned by Dominant Network Lease Service Provider”, in conformity with the Company’s proposal.

e.   Tariff for other services

The tariffs for satellite lease, telephony services, and other multimedia are determined by the service provider by taking into account the expenditures and market price. The Government only determines the tariff formula for basic telephony services. There is no stipulation for the tariff of other services.

41. SIGNIFICANT COMMITMENTS AND AGREEMENTS

a.   Capital expenditures

As of June 30, 2013, capital expenditures committed under the contractual arrangements, principally relating to procurement and installation of switching equipment, transmission equipment, and cable network are as follows:

Currencies	Amounts in foreign currencies (in millions)	Equivalent In Rupiah
Rupiah		8,250
U.S. Dollar	713	7,082
Euro	1.3	17
SGD	0	0
Total		15,349

The above balance includes the following significant agreements:

(i)     The Company

Contracting parties	Date of agreement	Significant provisions of the agreement
The Company and Sansaine Huawei Consortium	May 27, 2009	Cooperation agreement for procurement and installation of MSAN ALU and Secondary Access 2008 Batch - 3
	June 15, 2009	Cooperation agreement for procurement and installation of MSAN ALU and Secondary Access 2008 Batch – 1
The Company and ZTE Consortium	June 2, 2009	Cooperation agreement for procurement and installation of MSAN ALU and Secondary Access 2008 Batch 2

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2013 (UNAUDITED) AND FOR SIX MONTHS PERIOD ENDED

WITH COMPARATIVE FIGURES AS OF DECEMBER 31, 2012 (AUDITED) AND

FOR SIX MONTHS PERIOD ENDED JUNE 30, 2012 (UNAUDITED)

(Figures in tables are presented in billions of Rupiah, unless  otherwise stated)

Table Of Content

41.  SIGNIFICANT COMMITMENTS AND AGREEMENTS (continued)

a.   Capital expenditures (continued)

(i)     The Company (continued)

Contracting parties	Date of agreement	Significant provisions of the agreement
The Company and Sansaine Huawei Consortium	August 3, 2009	Procurement and installation agreement for Softswitch and modernization of MSAN Divre I, Divre II, Divre III and Divre IV
The Company and PT ZTE Indonesia	September 4, 2009	Procurement and installation agreement for Modernization MSAN Softswitch Divre VI and Divre VII
The Company and PT ZTE Indonesia	October 6, 2010	Procurement and installation agreement for Gigabit Capable Passive Optical Network (G-PON)
The Company and PT Lintas Teknologi Indonesia	June 8, 2011	Procurement and installation agreement for DWDM Alcatel-Lucent (ALU)
The Company and G-Pas Consortium	June 14, 2011	Procurement and installation agreement for Outside Plant Fiber Optic (OSP-FO) Access & RMJ GPAS
The Company and Mandiri Maju Consortium	June 14, 2011	Procurement and installation agreement for Outside Plant Fiber Optic (OSP-FO) Access & RMJ
The Company and PT Datacomm Diangraha	June 30, 2011	Procurement and installation agreement for Expansion of Metro Ethernet ALU
The Company and PT Bina Nusantara Perkasa	December 9, 2011	Procurement and installation agreement for “Sistem Komuniksai Kabel Laut” (“SKKL”) Sumatera - Bangka (SBCS) and SKKL Tarakan - Tanjung Selor (TSCS)
The Company and PT Ketrosden Triasmitra - PT Nautic Maritime Salvage	August 30, 2012	Procurement and installation agreement for SKKL Luwuk - Tutuyan Cable System (LTCS)
The Company and PT Industri Telekomunikasi Indonesia	December 31, 2010	Procurement and installation agreement for cooper wire access modernization through Trade In/Trade Off method
The Company and PT Len Industri (Persero)	March 29, 2012	Procurement and installation agreement for cooper wire access modernization through Trade In/Trade Off method
The Company and PT QDC Technologies	June 14, 2011	Procurement and installation agreement Outside Plant Fiber Optic (OSP-FO) Access and RMJ.
The Company and PT Huawei Tech Investment	January 5, 2012	Procurement and installation agreement for ISP WDM SBCS JASUKA HUAWEI
The Company and PT Mastersystem Infotama	December 5, 2012	Procurement and installation agreement for Internet Protocol Backbone (IPBB) System.
The Company and Consortium Binainfo Lokatara	December 7, 2012	Procurement and installation agreement for Wireless Access Gateway (WAG), Policy and Charging Enforcement Function (PCEF), Policy and Charging Rule Function (PCRF) Platform Ericson.
The Company and PT Huawei Tech Investment	December 20, 2012	Procurement and installation agreement for Wireless Access Gateway (WAG), Policy and Charging Enforcement Function (PCEF), Policy and Charging Rule Function (PCRF) Huawei.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2013 (UNAUDITED) AND FOR SIX MONTHS PERIOD ENDED

WITH COMPARATIVE FIGURES AS OF DECEMBER 31, 2012 (AUDITED) AND

FOR SIX MONTHS PERIOD ENDED JUNE 30, 2012 (UNAUDITED)

(Figures in tables are presented in billions of Rupiah, unless  otherwise stated)

Table Of Content

41.  SIGNIFICANT COMMITMENTS AND AGREEMENTS (continued)

a.   Capital expenditures (continued)

(ii)   Telkomsel

Contracting parties	Date of agreement	Significant provisions of the agreement
Telkomsel, PT Ericsson Indonesia, Ericsson AB, PT Nokia Siemens Networks, Nokia Siemens Networks Oy, and Nokia Siemens Network GmbH & Co. KG	April 17, 2008*	The combined 2G and 3G CS Core Network Rollout Agreements
Telkomsel, PT Ericsson Indonesia, and PT Nokia Siemens Networks	April 17, 2008**	Technical Service Agreement (TSA) for Combined 2G and 3G CS Core Network
Telkomsel, PT Ericsson Indonesia, Ericsson AB, PT Nokia Siemens Networks, Nokia Siemens Networks Oy, Huawei International Pte. Ltd., PT Huawei and PT ZTE Indonesia	March and June 2009*	2G BSS and 3G UTRAN Rollout agreement for the provision of 2G GSM BSS and 3G UMTS Radio Access Network
Telkomsel, PT Trikomsel OKE and PT Mitra Telekomunikasi Selular (“MTS”)	July 2009***	Purchase of iPhone products and provision of cellular network service
Telkomsel, PT Packet Systems Indonesia and PT Huawei	February 3, 2010	Maintenance and procurement of equipment and related service agreement for Next Generation Convergence IP RAN Rollout and Technical Support
Telkomsel, PT Datacraft Indonesia and PT Huawei	February 3, 2010	Maintenance and procurement of equipment and related service agreement for Next Generation Convergence Core Transport Rollout and Technical Support
Telkomsel, Amdocs Software Solutions Limited Liability Company and PT Application Solutions	February 8, 2010	Online Charging System (“OCS”) and Service Control Points (“SCP”) System Solution Development Agreement
Telkomsel and PT Application Solutions	February 8, 2010	Technical Support Agreement to provide technical support services for the OCS and SCP
Telkomsel, PT Nokia Siemens Networks and Nokia Siemens Networks Oy	January 27, 2011	Soft HLR Rollout agreement
Telkomsel and PT Nokia Siemens Networks	January 27, 2011	Soft HLR Technical Support Agreement
Telkomsel and PT Nokia Application Solutions	July 5, 2011	Development and Rollout agreement for Customer Relationship Management and Contact Center solutions
Telkomsel and Nokia Siemens Networks Oy and Huawei Investment	July 11, 2011	Procurement agreement for equipment
Telkomsel and PT Ericsson Indonesia	December 21, 2011	Development and Rollout of Operation Support System (“OSS”)
Telkomsel and Huawei International Pte. Ltd and PT Huawei	July 17, 2012	CS Core System Rollout and CS Core System Technical Support
Telkomsel anD Wipro Limited, Wipro Singapore Pte, Ltd, anD PT WT Indonesia	April 23, 2013	Development and Rollout of OSDSS Solution

*

Based on PT Nokia Siemens Network letters in July and September 2012, NSN agreed on a new extension up to December 31, 2012 (Note 47). Based on PT Ericsson Indonesia letter dated October 1, 2012, PT Ericsson Indonesia and Ericsson AB agreed to apply price adjustment to hardware, software and service purchased by Telkomsel up to December 31, 2012. Subsequently, in December 2012, EI and Ericsson AB agreed to extend the period until March 2, 2013. As of the issuance date of the consolidated financial statements, the extension is still in process.

**

On January 7, 2013, pursuant to the expiry of the agreement for the procurement of core equipment and related services with NSN, NSN agreed to extend the period of price adjustment by applying a final price to any hardware, software and service of the New Solution purchased by Telkomsel from January 1, 2013 until the earlier of:

i.    the date that NSN enters into the New CS Core System ROA and/or TSA which supersede the Existing CS Core Agreements with Telkomsel; and

ii.    January 31, 2013.

***	Note 41c.iii.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2013 (UNAUDITED) AND FOR SIX MONTHS PERIOD ENDED

WITH COMPARATIVE FIGURES AS OF DECEMBER 31, 2012 (AUDITED) AND

FOR SIX MONTHS PERIOD ENDED JUNE 30, 2012 (UNAUDITED)

(Figures in tables are presented in billions of Rupiah, unless  otherwise stated)

Table Of Content

41.       SIGNIFICANT COMMITMENTS AND AGREEMENTS (continued)

a.   Capital expenditures (continued)

 (iii)         GSD

Contracting parties	Date of agreement	Significant provisions of the agreement
TLT and PT Adhi Karya	November 6, 2012	Service arrangement structure and main contractor architecture for Telkom Landmark Tower Building development project
TLT and PT Indalex	January 31, 2013	The Facade construction agreement of Telkom Landmark Tower Building development project
TLT and PT Jaya Kencana	May 14, 2013	Procurement and installation agreement for electrical construction of Telkom Landmark Tower Building development projects

(iv)        Dayamitra

Contracting parties	Date of agreement	Significant provisions of the agreement
Dayamitra and PT Aksara Indah	December 11, 2012	Telecommunication tower development agreement
Dayamitra and PT Citramas Heavy Industries	October 8, 2012	Telecommunication tower procurement agreement

b.    Borrowings and other credit facilities

(i)     As of June 30, 2013, the Company has bank guarantee facilities for tender bond, performance bond, maintenance bond, deposit guarantee and advance payment bond for various projects of the Company, as follows:

				Facility utilized
Lenders	Total facility	Maturity	Currency	Original Currency (in millions)	Rupiah equivalent
BRI	250	14 Maret 2014	Rp	-	185
			US$	0	1
BNI	250	31 Maret 2014	Rp	-	55
			US$	0	2
Bank Mandiri	150	23 Desember 2013	Rp	-	45
Total	650				288

(ii)      Telkomsel has a US$3 million bond and bank guarantee and standby letter of credit facilities  with SCB, Jakarta. The facilities expire on July 31, 2013. Under these facilities, as of June 30, 2013, Telkomsel has issued a bank guarantee of Rp20 billion (equivalent to US$2.1 million) for a 3G performance bond (Note 41c.i). The bank guarantee is valid until March 24, 2014.

(iii)     TII has a US$15 million bank guarantee from Bank Mandiri. The facility expires on December 18, 2013. Under this facility, as of June 30, 2013, TII has issued a bank guarantee of Rp99.20 billion (equivalent to US$10 million) for mobile spectrum license performance bond in Timor Leste.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2013 (UNAUDITED) AND FOR SIX MONTHS PERIOD ENDED

WITH COMPARATIVE FIGURES AS OF DECEMBER 31, 2012 (AUDITED) AND

FOR SIX MONTHS PERIOD ENDED JUNE 30, 2012 (UNAUDITED)

(Figures in tables are presented in billions of Rupiah, unless  otherwise stated)

Table Of Content

41.  SIGNIFICANT COMMITMENTS AND AGREEMENTS (continued)

c.   Others

(i)     3G license

With reference to the Decision Letter No. 07/PER/M.KOMINFO/2/2006, No. 268/KEP/M.KOMINFO/9/2009 and No. 191 Tahun 2010 of the MoCI (Note 2i), Telkomsel is required, among other things, to:

1.  Pay an annual BHP fee which is calculated based on a certain formula over the license term (10 years) as set forth in the Decision Letters. The BHP is payable upon receipt of the notification letter (“Surat Pemberitahuan Pembayaran”) from the DGPI. The BHP fee is payable annually up to the expiry date of the license in 2023. Such fee amount for each year varies depending on certain variables set in the formula.

2.   Provide roaming access for the existing other 3G operators.

3.   Contribute to USO development.

4.   Construct a 3G network which covers at least 14 provinces by the sixth year of holding the 3G license.

5.   Issue a performance bond each year amounting to Rp20 billion or 5% of the annual fee to be paid for the subsequent year, whichever is higher.

 (ii)  Radio Frequency Usage

Based on the Decree No. 76 dated December 15, 2010 of the Government of the Republic of Indonesia, which amended Decree No. 7 dated January 16, 2009, the annual frequency usage fees with a bandwidth of 800 Megahertz (“MHz”), 900 MHz and 1800 MHz are determined using a formula set forth in the Decree. The Decree is applicable for 5 years unless further amended.

As an implementation of the Decree above, on December 15, 2010, in a Decision Letter No. 456A/KEP/M.KOMINFO/12/2010, the MoCI determined that the first year (Y1), 2010, for annual frequency usage fee of Telkomsel with licenses in bandwidth of 900 MHz and 1800 MHz was Rp716 billion which was paid on December 30, 2010.

Based on the same Decision Letter above and Decision Letter No. 5039/T/DJPT.4/KOMINFO/12/2010 dated December 16, 2010, the MoCI determined that the first year (Y1), 2010, for annual frequency usage fee of the Company with licenses in bandwidth of 800 MHz was Rp52 billion which was paid on December 27, 2010.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2013 (UNAUDITED) AND FOR SIX MONTHS PERIOD ENDED

WITH COMPARATIVE FIGURES AS OF DECEMBER 31, 2012 (AUDITED) AND

FOR SIX MONTHS PERIOD ENDED JUNE 30, 2012 (UNAUDITED)

(Figures in tables are presented in billions of Rupiah, unless  otherwise stated)

Table Of Content

41.  SIGNIFICANT COMMITMENTS AND AGREEMENTS (continued)

c.    Others (continued)

(ii)   Radio Frequency Usage (continued)

Subsequently, based on Decision Letter No. 590/KEP/M.KOMINFO/11/2011 dated November 14, 2011, the Company and Telkomsel were determined to have over paid the fees for Rp31 billion and Rp117 billion, respectively, which will be treated as a prepayment of annual frequency usage fee in the second year.

Based on Decision Letter No. 349/KEP/M.KOMINFO/08/2011 and No. 350/KEP/M.KOMINFO/08/2011 dated August 8, 2011, the MoCI determined that the second year (Y2), 2011, for annual frequency usage fees of the Company and Telkomsel were Rp142 billion and Rp1,834 billion, respectively.  The fees were paid in December 2011, net of the prepayment.

Based on  Decision Letter No. 495 dated August 29, 2012 and No. 491 dated August 29, 2012, the MoCI determined that the third year (Y3), 2012, for annual frequency usage fees of the Company and Telkomsel were Rp174 billion and Rp1,718 billion, respectively. The fees were paid on December, 2012.

Prior to issuance of the Decree above, in accordance with the prevailing laws and telecommunications regulations, the operators were obliged to register their radio stations with the DGPI to obtain frequency usage license, except those stations that use 2.1 GHz frequency bandwidth (Note 41c.i). The frequency usage fees were payable upon receipt of notification letter (“Surat Pemberitahuan Pembayaran”) from DGPI. The fee was determined based on the number of registered carriers (“TX”) for the Company and transceivers (“TRX”) for Telkomsel of the radio stations with a fee ranging from Rp0.07 million to Rp17.55 million for each TX and from Rp3.4 million to Rp15.9 million for each TRX (Note 7).

(iii)  Apple, Inc

On January 9 and July 16, 2009, Telkomsel entered into agreements with Apple, Inc for the purchase of iPhone products, marketing it to customers using third parties  (PT Trikomsel OKE and PT Mitra Telekomunikasi Selular) and providing cellular network services over a 3 years term. Subsequently, on July 16, 2012, Telkomsel replaced them with a new agreement. Cumulative minimum iPhone units to be purchased up to June 2015 are at least 500,000 units.

(iv) Future Minimum Lease Payments of Operating Lease

The Company and subsidiaries entered the non-cancelable leased agreements with both third and related parties. The leased agreements consists of leased line, telecommunication equipment and land and building with term ranging from 1 until 10 years and with expiry dates between 2013 to 2022.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2013 (UNAUDITED) AND FOR SIX MONTHS PERIOD ENDED

WITH COMPARATIVE FIGURES AS OF DECEMBER 31, 2012 (AUDITED) AND

FOR SIX MONTHS PERIOD ENDED JUNE 30, 2012 (UNAUDITED)

(Figures in tables are presented in billions of Rupiah, unless  otherwise stated)

Table Of Content

41.  SIGNIFICANT COMMITMENTS AND AGREEMENTS (continued)

c.   Others (continued)

(iv)  Future Minimum Lease Payments of Operating Lease (continued)

   Future minimum lease payments for operating lease agreements as of June 30, 2013 are as follows:

	Total	Less than 1 year	1-5 years	More than 5 years
As lessee	13,516	1,987	5,648	5,881
As lessor	3,593	1,195	2,394	4

(v)   USO

The MoCI issued Regulation No. 15/PER/M.KOMINFO/9/2005 dated September 30, 2005, which sets forth the basic policies underlying the USO program and requires telecommunications operators in Indonesia to contribute 0.75% of their gross revenues (with due consideration for bad debts and interconnection charges) for USO development. Based on the Government’s Decree No. 7/2009 dated January 16, 2009, the contribution is changed to 1.25% of gross revenues, net of bad debts and/or interconnection charges and/or connection charges. Subsequently, in December 2012, Decree No. 05/PER/M.KOMINFO/2/2007 replaced with Decision Letter No. 45 of 2012 dated January 22, 2013, which set the period for the payment of revenue that are not considered as part of gross revenue as the basis to calculate the USO charges, which previous quarterly to become quarterly or semi-annually.

Based on MoCI Decree No. 32/PER/M.KOMINFO/10/2008 dated October 10, 2008 which replaced MoCI Decree No. 11/PER/M.KOMINFO/04/2007 dated April 13, 2007 and MoCI Decree No. 38/PER/M.KOMINFO/9/2007 dated September 20, 2007, it is stipulated that, among others, in providing telecommunication access and services in rural areas (USO Program), the provider is determined through a selection process by Balai Telekomunikasi dan Informatika Pedesaan (“BTIP”) which was established based on MoCI Decree No. 35/PER/M.KOMINFO/11/2006 dated November 30, 2006. Subsequently, based on Decree No. 18/PER/M.KOMINFO/11/2010 dated November 19, 2010 of MoCI, BTIP was changed into Balai Penyedia dan Pengelola Pembiayaan Telekomunikasi dan Informatika (“BPPPTI”).

a.    Company

On March 12, 2010, the Company was selected in a tender by the Government through BTIP to provide internet access service centers for USO sub-districts for a total amount of Rp322 billion, covering Nanggroe Aceh Darussalam, Sumatera Utara, Sulawesi Utara, Gorontalo, Sulawesi Tengah, Sulawesi Barat, Sulawesi Selatan and Sulawesi Tenggara.

On December 23, 2010, the Company was selected in a tender by the Government through BTIP to provide mobile internet access service centers for USO sub-districts for a total amount of Rp528 billion, covering Jambi, Riau, Kepulauan Riau, Sulawesi Utara, Sulawesi Tengah, Gorontalo, Sulawesi Barat, Sulawesi Tenggara, Kalimantan Tengah, Sulawesi Selatan, Papua and Irian Jaya Barat.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2013 (UNAUDITED) AND FOR SIX MONTHS PERIOD ENDED

WITH COMPARATIVE FIGURES AS OF DECEMBER 31, 2012 (AUDITED) AND

FOR SIX MONTHS PERIOD ENDED JUNE 30, 2012 (UNAUDITED)

(Figures in tables are presented in billions of Rupiah, unless  otherwise stated)

Table Of Content

41.  SIGNIFICANT COMMITMENTS AND AGREEMENTS (continued)

c.   Others (continued)

(v)   USO  (continued)

b.    Telkomsel

On January 16, 2009 and January 23, 2009, Telkomsel was selected in a tender by the Government through BTIP to provide telecommunication access and services in rural areas (USO Program) for a total amount of Rp1.66 trillion, covering all Indonesian territories except Sulawesi, Maluku and Papua. Telkomsel will obtain local fixed-line licenses and the right to use radio frequency in 2390 MHz - 2400 MHz.

Subsequently, in 2010 and 2011, the agreements were amended, which amendments cover, among other things, changing the price to Rp1.76 trillion and changing the term of payment from quarterly to monthly or quarterly. The revenue under the USO program is Rp237 billion and Rp370 billion in 2012 and 2011, respectively,

In January 2010, the Ministry granted Telkomsel operating licenses to provide local fixed-line services under the USO program.

      On December 27, 2011, Telkomsel (on behalf of Konsorsium Telkomsel, a consortium which was established with Dayamitra on December 9, 2011) was selected by BPPPTI as a provider of the USO Program in the border areas for all packages (package 1 to package 13) with a total price of Rp830 billion. On such date, Telkomsel was also selected by BPPPTI as a provider of the USO Program (upgrading) of “Desa Pinter” or “Desa Punya Internet” for 1, 2 and 3 packages with a total price of Rp261 billion.

On January 5, 2012 and January 9, 2012, Telkomsel (on behalf of Konsorsium Telkomsel) entered into agreements with BPPPTI for providing of the USO programs Desa Pinter and in the border areas, respectively.

The agreements contain among other things the following provisions:

•           Telkomsel and Konsorsium (“the Parties”) will receive advances representing 15% of the total contract price. Prior to payment of the advances, the Parties should issue bank guarantee with at least the same amount.

•           The Parties are required to :

-       Issue performance bonds representing 5% of total contract price; and

-       Provide end-to-end telecommunication access and services within approximately 60 months which are divided into pre-operating and operating phases.

•           The Parties will receive progress payments from BPPPTI based on performance evaluation on a monthly or quarterly basis.

Subsequently, in January 2013, the USO agreements for border areas and Desa Pinter were amended which amandments cover, among other things:

-       Extent the pre-operational phase for all Border Area packages to July 31, 2013.

-       Extent the pre-operational phase for desa Pinter to Februari 28, 2013 and June 30, 2013 for package 1, and packages 2-3, respectively.

Dayamitra, through Telkomsel, has received the advance from BPPPTI for the USO Program in border areas amounting to Rp113 billion (net of tax). The bank guarantees for the advance and performance bonds were issued by Dayamitra. Part of the advance amounting to Rp28 billion was recorded as part of other current assets and the remainder was recorded as part of other non-current assets.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2013 (UNAUDITED) AND FOR SIX MONTHS PERIOD ENDED

WITH COMPARATIVE FIGURES AS OF DECEMBER 31, 2012 (AUDITED) AND

FOR SIX MONTHS PERIOD ENDED JUNE 30, 2012 (UNAUDITED)

(Figures in tables are presented in billions of Rupiah, unless  otherwise stated)

Table Of Content

41.  SIGNIFICANT COMMITMENTS AND AGREEMENTS (continued)

c.   Others (continued)

(v)   USO  (continued)

b.    Telkomsel (continued)

Telkomsel has received the advance from BPPPTI for the USO Program of Desa Pinter amounting to Rp36 billion (net of tax). Telkomsel had issued bank guarantees with a total amount of Rp52 billion for the advance and as performance bonds.

Part of the advances received from BPPPTI from the USO Program in border areas and Desa Pinter totaling Rp37 billion was recorded as part of accounts payable.

On June 30, 2013, the Company’s and Telkomsel’s trade receivables of the USO programs which are measured at amortized cost using the effective interest method is amounting to Rp763 billion (Notes 5 and 11).

42.  CONTINGENCIES

a.   In the ordinary course of business, the Company and subsidiaries have been named as defendants in various legal actions in relation with land disputes, monopolistic practice and unfair business competition and SMS cartel practices. Based on management's estimate of the probable outcomes of these matters, the Company and subsidiaries have recognized provision for losses amounting to Rp52 billion as of June 30, 2013.

b.   The Company, Telkomsel and seven other local operators are being investigated by The Commission for the Supervision of Business Competition (“Komisi Pengawasan Persaingan Usaha” or “KPPU”) for allegations of SMS cartel practices. As a result of the investigations on June 17, 2008, KPPU found that the Company, Telkomsel and certain other local operators had violated Law No. 5 year 1999 article 5 and charged the Company and Telkomsel penalty in the amount of Rp18 billion and Rp25 billion, respectively.

Management believes that there are no such cartel practices that led to a breach of prevailing regulations. Accordingly, the Company and Telkomsel have filed an appeal with the Bandung District Court and South Jakarta District Court, on July 14, 2008 and July 11, 2008, respectively.

Due to the filling of case by operators in various courts, subsequently, the KPPU requested the SC to consolidate the cases into Central Jakarta District Court. Based on the SC’s decision letter dated April 12, 2011, the SC appointed the Central Jakarta District Court to investigate and resolve the case.

As of the issuance date of the consolidated financial statements, there has not received any notification from the court.

c.   Pursuant to the dispute between Telkomsel and PT Prima, a distributor of Telkomsel of pulse reload vouchers under a distribution agreement by both parties, based on its verdict on September 14, 2012, the Central Jakarta District Court accepted a bankruptcy petition against Telkomsel filed by PT Prima.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2013 (UNAUDITED) AND FOR SIX MONTHS PERIOD ENDED

WITH COMPARATIVE FIGURES AS OF DECEMBER 31, 2012 (AUDITED) AND

FOR SIX MONTHS PERIOD ENDED JUNE 30, 2012 (UNAUDITED)

(Figures in tables are presented in billions of Rupiah, unless  otherwise stated)

Table Of Content

42.  CONTINGENCIES (continued)

c.   (continued).

The bankruptcy petition was filed by PT Prima on the basis of:

•     PT Prima’s claim on overdue receivables from Telkomsel amounting to Rp5.26 billion which represents undelivered pulse reload vouchers based on orders covered by purchase orders

•     Receivable of another company from Telkomsel

Telkomsel argued that the payable to the other company has been paid and PT Prima has no right to claim receivable from Telkomsel, considering that PT Prima has not made any payment to Telkomsel on its orders and it has breached the terms and conditions as stipulated in the above-mentioned agreement. Therefore, the requirement for a bankruptcy petition should not have been met.

Accordingly, Telkomsel has taken necessary actions to resolve the case including filing an appeal to the Supreme Court (“SC”) on September 21, 2012.

On November 21, 2012, within the SC’s verdict No. 704 K/Pdt.Sus/2012, SC decided to:

•     Approve the Telkomsel’s appeals

•     Revoke the Central Jakarta District Court’s verdict

On January 31, 2013, the CJDC decided that the curator fee of Rp147 billion, shall be borne by Telkomsel. Telkomsel refuse to pay such fee, accordingly, through its letter dated February 12, 2013, Telkomsel requested the SC amongst other things, to revoke the CJDC’s decision due to that the decision is not based on applicable guidelines as stipulated by Decree of Ministry of Law and Human Rights No. 01 Year 2013 dated 11 January 2013. Pursuant to that, Telkomsel has also filed a judicial Review (“Peninjauan Kembali” or “PK”) to the SC on February 28, 2013.

As of the date of approval and authorization for issuance of these consolidated financial statements, the request and PK are still in process.

The Company and subsidiaries do not believe that any subsequent investigation or court decision on the above matters and cases will have significant financial impact to the Company and subsidiaries.

43.  ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES

      Assets and liabilities denominated in foreign currencies balances are as follows:

June 30, 2013 (in millions)
U.S. Dollars (in millions)	Japanese Yen (in millions)	Others* (in millions	Rupiah equivalent (in billions)
Assets
Cash and cash equivalents	360.70	1.20	9.23	3,672
Other current financial assets	17.88	-	177
Trade receivables
Related parties	33.32	-	-	-	331
Third parties	80.04	0.35	797
Other receivables	4.76	0.06	47
Advances and other non-current assets	2.64	-	26
Total assets	499.34	1.20	9.64	5,050
Liabilities
Trade payables
Related parties	(1.34)	-	(0.18)	(15)
Third parties	(368.46)	(5.71)	(2.04)	(3,672)
Other payables	(0.93)	-	(0.14)	(10)
Accrued expenses	(93.17)	(31.50)	(2.80)	(954)
Advances from customers and suppliers	(0.8)	-	(0.19)	(10)
Current maturities of long-term liabilities	(30.70)	(767.90)	-	(382)
Promissory notes	(44.97)	-	-	(447)
Long-term liabilities - net of current maturities	(95.34)	(8,062.93)	-	(1,756)
Total liabilities	(635.71)	(8,868.04)	(5.35)	(7,246)
Liabilities - net	(136.37)	(8,866.84)	4.29	(2,196)

*   Assets and liabilities denominated in other foreign currencies are presented as U.S. Dollars equivalents using the exchange rates prevailing at end of the reporting period.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2013 (UNAUDITED) AND FOR SIX MONTHS PERIOD ENDED

WITH COMPARATIVE FIGURES AS OF DECEMBER 31, 2012 (AUDITED) AND

FOR SIX MONTHS PERIOD ENDED JUNE 30, 2012 (UNAUDITED)

(Figures in tables are presented in billions of Rupiah, unless  otherwise stated)

Table Of Content

43.  ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES (continued)

	December 31, 2012 (in millions)
	U.S. Dollars (in millions)	Japanese Yen (in millions)	Others* (in millions)	Rupiah Equivalent (in billions)
Assets
Cash and cash equivalents	412.69	1.33	6.38	4,042
Other current financial assets	7.17	-	-	69
Trade receivables
Related parties	9.03	-	-	87
Third parties	74.89	-	0.44	727
Other receivables	1.20	-	0.06	12
Advances and other non-current assets	9.89	-	-	95
Total assets	514.87	1.33	6.88	5,032
Liabilities
Trade payables
Related parties	(1.49)	-	-	(14)
Third parties	(320.34)	-	(2.41)	(3,120)
Other payables	(0.92)	-	(0.13)	(10)
Accrued expenses	(75.07)	(32.87)	(3.00)	(759)
Short-term bank loans	(0.42)	-	-	(4)
Advances from customers and suppliers	(0.80)	-	(0.20)	(10)
Current maturities of long-term liabilities	(30.75)	(767.90)	-	(383)
Promissory notes	(68.62)	-	-	(661)
Long-term liabilities - net of current maturities	(112.84)	(8,446.87)	-	(2,035)
Total liabilities	(611.25)	(9,247.64)	(5.74)	(6,996)
Liabilities - net	(96.38)	(9,246.31)	1.14	(1,964)

* Assets and liabilities denominated in other foreign currencies are presented as U.S. Dollars equivalents using the exchange rates prevailing at end of the reporting period.

The Company and subsidiaries’ activities expose them to a variety of financial risks, including the effects of changes in debt and equity market prices, foreign currency exchange rates and interest rates.

If the Company and subsidiaries report monetary assets and liabilities in foreign currencies as of June 30, 2013 using the exchange rates on July 18, 2013, the unrealized foreign exchange gain will decrease by Rp29 billion.

44.  FINANCIAL RISK MANAGEMENT

1.     Financial risk management

The Company and subsidiaries activities expose them to a variety of financial risks such as market risks (including foreign exchange risk and interest rate risk), credit risk and liquidity risk. Overall, the Company and subsidiaries’ financial risk management program is intended for minimizing lossess on the financial assets and financial liabilities arising from fluctuation of foreign currency exchange rates  and the fluctuation of interest rates. Management has a written policy for foreign currency risk management mainly through time deposits placements and hedging to cover foreign currency risk exposures for periods ranging from 3 up to 12 months.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2013 (UNAUDITED) AND FOR SIX MONTHS PERIOD ENDED

WITH COMPARATIVE FIGURES AS OF DECEMBER 31, 2012 (AUDITED) AND

FOR SIX MONTHS PERIOD ENDED JUNE 30, 2012 (UNAUDITED)

(Figures in tables are presented in billions of Rupiah, unless  otherwise stated)

Table Of Content

44.  FINANCIAL RISK MANAGEMENT (continued)

1.     Financial risk management (continued)

Financial risk management is carried out by the Treasury Management unit under policies approved by the Board of Directors. The Treasury Management Unit identifies, evaluates and hedges financial risks.

a.    Foreign exchange risk

The Company and subsidiaries are exposed to foreign exchange risk on sales, purchases and borrowings that are denominated in foreign currencies. The foreign currency denominated transactions are primarily in U.S.  Dollars and Japanese Yen. The Company and subsidiaries exposure to other foreign exchange rates are not material.

Increasing risks of foreign currency exchange rates on the obligations of the Company and subsidiaries are expected to be offset by time deposits and receivables in foreign currencies that are equal to at least 25% of the outstanding current liabilities.

The following table presents the Company and subsidiaries’  financial assets and financial liabilities exposure to foreign currency risk:

	June 30, 2013		December 31, 2012
	U.S. Dollars (in billions)	Japanese Yen (in billions)	U.S. Dollars (in billions)	Japanese Yen (in billions)
Financial assets	0.49	0.00	0.51	0.00
Financial liabilities	(0.63)	(8.87)	(0.61)	(9.25)
Net exposure	(0.14)	(8.87)	(0.10)	(9.25)

Sensitivity analysis

A strengthening of the U.S.  Dollars and Japanese Yen, as indicated below, against the Rupiah at June 30, 2013 would have decreased equity and profit or loss by the amounts shown below. This analysis is based on foreign currency exchange rate variances that the Company and subsidiaries considered to be reasonably possible at the reporting date. The analysis assumes that all other variables, in particular interest rates, remain constant.

Equity/profit (loss)
June 30, 2013
U.S. Dollars (1% strengthening)	(14)
Japanese Yen (5 % strengthening)	(45)

A weakening of the U.S.  Dollars and Japanese Yen against the Rupiah at June 30, 2013 would have had an equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2013 (UNAUDITED) AND FOR SIX MONTHS PERIOD ENDED

WITH COMPARATIVE FIGURES AS OF DECEMBER 31, 2012 (AUDITED) AND

FOR SIX MONTHS PERIOD ENDED JUNE 30, 2012 (UNAUDITED)

(Figures in tables are presented in billions of Rupiah, unless  otherwise stated)

Table Of Content

44.  FINANCIAL RISK MANAGEMENT (continued)

1.     Financial risk management (continued)

b.   Market price risk

      The Company and subsidiaries are exposed to changes in debt and equity market prices related to available-for-sale investments carried at fair value. Gains  and losses arising from changes in the fair value of available-for-sale investments are recognized in equity.

      The performance of the Company and subsidiaries’  available-for-sale investments are monitored periodically, together with a regular assesment of their relevance to the Company and subsidiaries’  long-term strategic plans.

      As of June 30, 2013, management considered the price risk for its available-for-sale investments to be immaterial in terms of the possible impact on profit or loss and total equity from a reasonably possible change in fair value.

c.   Interest rate risk

Interest rate fluctuation is monitored to minimize any negative impact to financial position. Borrowings at variable interest rates expose the Company and subsidiaries to interest rate risk (Notes 16, 17, 18, 19 and  20). To measure market risk pertaining to fluctuations in interest rates, the Company and subsidiaries primarily use interest margin and maturity profile of the financial assets and liabilities based on changing schedule of the interest rate.

At reporting date, the interest rate profile of the Company and subsidiaries’ interest-bearing borrowings was as follows:

	Juni 30, 2013	December 31, 2012
Fixed rate borrowings	(12,070)	(7,025)
Variable rate borrowings	(7,797)	(12,250)

Sensitivity analysis for variable rate borrowings

At June 30, 2013, a change of 25 basis points in interest rates of variable rate borrowings would have increased (decreased) equity and profit or loss by Rp30 billion, respectively. This analysis assumes that all other variables, in particular foreign currency rates, remain constant.

      d.   Credit risk

The following table presents the maximum exposure to credit risk of the Company and subsidiaries’ financial assets:

	Juni 30, 2013	December 31, 2012
Cash and cash equivalents	11,551	13,118
Other current financial assets	696	4,338
Trade and other receivables, net	7,139	5,409
Long-term investments	21	21
Advances and other non-current assets	455	614
Total	19,862	23,500

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2013 (UNAUDITED) AND FOR SIX MONTHS PERIOD ENDED

WITH COMPARATIVE FIGURES AS OF DECEMBER 31, 2012 (AUDITED) AND

FOR SIX MONTHS PERIOD ENDED JUNE 30, 2012 (UNAUDITED)

(Figures in tables are presented in billions of Rupiah, unless  otherwise stated)

Table Of Content

44.  FINANCIAL RISK MANAGEMENT (continued)

1.     Financial risk management (continued)

      d.    Credit risk (continued)

The Company and subsidiaries are exposed to credit risk primarily from trade receivables and other receivables. The credit risk is managed by continuous monitoring of outstanding balances and collection of trade and other receivables.

Trade and other receivables do not include any major concentration of credit risk by customer. Each of the top three customers account for less than 1% of the trade receivables as at June 30, 2013.

Management is confident in its ability to continue to control and sustain minimal exposure to  credit risk given that the Company and subsidiaries have provided sufficient provision for impairment of receivables to cover incurred loss arising from uncollectible receivables based on existing historical data on credit losses.

e.   Liquidity risk

Liquidity risk arises in situations where the Company and subsidiaries have difficulties in fulfilling financial liabilities when they become due.

Prudent liquidity risk management implies maintaining sufficient cash and cash equivalents in order to meet  the Company and subsidiaries’ financial obligations. The Company and subsidiaries continuously perform an analysis to monitor financial position ratios, among other things, liquidity ratios, debt equity ratios against debt covenant requirements.

The following is the maturity profile of the Company and subsidiaries’ financial liabilities:

	Carrying amount	Contractual cash flows	2013	2014	2015	2016	2017 and thereafter
June 30, 2013
Trade and other payables	8,472	(8,472)	(8,472)	-	-	-	-
Accrued expenses	5,622	(5,622)	(5,622)	-	-	-	-
Loans and other borrowings
Bank loans	11,058	(12,128)	(4,071)	(2,913)	(2,600)	(1,091)	(1,453)
Obligations under finance leases	3,306	(5,474)	(1,078)	(496)	(827)	(568)	(2,505)
Two-step loans	1,799	(2,212)	(270)	(133)	(260)	(253)	(1,296)
Bonds and notes	3,447	(5,064)	(644)	(225)	(1,282)	(203)	(2,710)
Total	33,704	(38,972)	(20,157)	(3,767)	(4,969)	(2,115)	(7,964)

	Carrying amount	Contractual cash flows	2013	2014	2015	2016	2017 and thereafter
December 31, 2012
Trade and other payables	7,456	(7,456)	(7,456)	-	-	-	-
Accrued expenses	6,163	(6,163)	(6,163)	-	-	-	-
Loans and other borrowings
Bank loans	11,295	(12,585)	(5,118)	(3,869)	(2,518)	(602)	(478)
Obligations under finance leases	2,324	(3,172)	(652)	(548)	(398)	(354)	(1,220)
Two-step loans	1,987	(2,462)	(283)	(277)	(270)	(263)	(1,369)
Bonds and notes	3,669	(5,462)	(757)	(505)	(1,287)	(203)	(2,710)
Total	32,894	(37,300)	(20,429)	(5,199)	(4,473)	(1,422)	(5,777)

The difference of carrying amount and contractual cash flows is interest value.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2013 (UNAUDITED) AND FOR SIX MONTHS PERIOD ENDED

WITH COMPARATIVE FIGURES AS OF DECEMBER 31, 2012 (AUDITED) AND

FOR SIX MONTHS PERIOD ENDED JUNE 30, 2012 (UNAUDITED)

(Figures in tables are presented in billions of Rupiah, unless  otherwise stated)

Table Of Content

44.  FINANCIAL RISK MANAGEMENT (continued)

2.    Fair value of financial assets and financial liabilities

a.    Fair value measurement

Fair value is the amount for which an asset could be exchanged, or liability settled, between knowledgeable, willing parties in an arms-length transaction.

The Company and subsidiaries determined the fair value measurement for disclosure purposes of each class of financial assets and financial liabilities based on the following methods and assumptions:

(i)   The fair values of short-term financial assets and financial liabilities with maturities of one year or less (cash and cash equivalents, trade receivables, other receivables, other current assets, trade payables, other payables, dividend payables, accrued expenses, advance from customers and suppliers and short-term bank loans) are considered to approximate their carrying amounts as the impact of discounting is not significant            .

(ii)   Available-for-sale financial assets are primarily comprised of shares, mutual funds and Corporate and Government bonds. Shares and mutual funds actively traded in an established market are stated at fair value using quoted market price or if unquoted, determined using a valuation technique. Corporate and Government bonds are stated at fair value by reference to prices of similar securities at the reporting date.

(iii)  The fair values of long-term financial liabilities are estimated by discounting the future contractual cash flows of each liability at rates offered to the Company and subsidiaries for similar liabilities  of comparable maturities by the bankers of the Company and subsidiaries, except for bonds which are based on market prices.

The fair value estimates are inherently judgmental and involve various limitations, including:

a.      Fair values presented do not take into consideration the effect of future currency fluctuations.

b.    Estimated fair values are not necessarily indicative of the amounts that the Company and subsidiaries would record upon disposal/termination of the financial assets and liabilities.

b.   Classification and fair value

The following table presents the carrying value and estimated fair values of the Company and subsidiaries' financial assets and liabilities based on their classifications:

	June 30, 2013
	Trading	Loans and receivables	Available for sale	Other financial liabilities	Total carrying amount	Fair value
Cash and cash equivalents	-	11,551	-	-	11,551	11,551
Other current financial assets	-	383	313	-	695	695
Trade and other receivables, net	-	7,139	-	-	7,139	7,139
Long-term investments	-	-	21	-	21	21
Advances and other non-current assets	-	455	-	-	455	455
Total financial assets	-	19,528	334	-	23,447	19,862
Trade and other payables	-	-	-	(8,472)	(8,472)	(8,472)
Accrued expenses	-	-	-	(5,622)	(5,622)	(5,622)
Loans and other borrowings
Short-term bank loans	-	-	-	(257)	(257)	(257)
Obligations under finance leases	-	-	-	(3,306)	(3,306)	(3,306)
Two-step loans	-	-	-	(1,798)	(1,798)	(1,832)
Bonds and notes	-	-	-	(3,447)	(3,447)	(3,588)
Long-term bank loans	-	-	-	(11,057)	(11,057)	(11,018)
Total financial liabilities	-	-	-	(33,959)	(33,959)	(34,095)

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2013 (UNAUDITED) AND FOR SIX MONTHS PERIOD ENDED

WITH COMPARATIVE FIGURES AS OF DECEMBER 31, 2012 (AUDITED) AND

FOR SIX MONTHS PERIOD ENDED JUNE 30, 2012 (UNAUDITED)

(Figures in tables are presented in billions of Rupiah, unless  otherwise stated)

Table Of Content

44.  FINANCIAL RISK MANAGEMENT (continued)

2.     Fair value of financial assets and financial liabilities  (continued)

b.   Classification and fair value (continued)

	December 31, 2012
	Trading	Loans and receivables	Available for sale	Other financial liabilities	Total carrying amount	Fair value
Cash and cash equivalents	-	13,118	-	-	13,118	13,118
Other current financial assets	-	4,028	310	-	4,338	4,338
Trade and other receivables, net	-	5,409	-	-	5,409	5,409
Long-term investments	-	-	21	-	21	21
Advances and other non-current assets	-	614	-	-	614	614
Total financial assets	-	23,169	331	-	23,500	23,500
Trade and other payables	-	-	-	(7,456)	(7,456)	(7,456)
Accrued expenses	-	-	-	(6,163)	(6,163)	(6,163)
Loans and other borrowings
Short-term bank loans	-	-	-	(37)	(37)	(37)
Obligations under finance leases	-	-	-	(2,324)	(2,324)	(2,324)
Two-step loans	-	-	-	(1,987)	(1,987)	(2,075)
Bonds and notes	-	-	-	(3,669)	(3,669)	(4,022)
Long-term bank loans	-	-	-	(11,258)	(11,258)	(11,346)
Total financial liabilities	-	-	-	(32,894)	(32,894)	(33,423)

c.    Fair value hierarchy

The table below presents the recorded amount of financial assets measured at fair value and limited mutual funds participation unit for debt-based securities where the Net Asset Value (“NAV”) per share of the investments information is not published as explained below:

	June 30, 2013
		Fair value measurement at reporting date using
	Balance	Quoted prices in active markets for identical assets or liabilities (level 1)	Significant other observable inputs (level 2)	Significant unobservable inputs (level 3)
Financial assets
Available-for-sale securities	313	50	215	48

	December 31, 2012
		Fair value measurement at reporting date using
	Balance	Quoted prices in active markets for identical assets or liabilities (level 1)	Significant other Observable inputs (level 2)	Significant unobservable inputs (level 3)
Financial assets
Available-for-sale securities	310	52	210	48

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2013 (UNAUDITED) AND FOR SIX MONTHS PERIOD ENDED

WITH COMPARATIVE FIGURES AS OF DECEMBER 31, 2012 (AUDITED) AND

FOR SIX MONTHS PERIOD ENDED JUNE 30, 2012 (UNAUDITED)

(Figures in tables are presented in billions of Rupiah, unless  otherwise stated)

Table Of Content

44.  FINANCIAL RISK MANAGEMENT (continued)

2.    Fair value of financial assets and financial liabilities  (continued)

c.   Fair value hierarchy (continued)

Available-for-sale financial assets are primarily comprised of shares, mutual funds and Corporate and Government bonds. Corporate and Government bonds are stated at fair value by reference to prices of similar securities at the reporting date. As they are not actively traded in an established market, these securities are classified as level 2.

Shares and mutual funds actively traded in an established market are stated at fair value using quoted market price and classified within level 1. The valuation of the mutual funds invested in Corporate and Government bonds require significant management judgment due to the absence of quoted market prices, the inherent lack of liquidity and the long-term nature of such assets. As these investments are subject to restrictions on redemption (such as transfer restrictions and initial lock-up periods) and observable activity for the investments is limited, these investments are therefore classified within level 3 of the fair value hierarchy.Management considers among other assumptions, the valuation and quoted price of the arrangement of the mutual funds.

Reconciliations of the beginning and ending balance for items measured at fair value using significant unobservable inputs (level 3) as of June 30, 2013 and 2012 are as follows:

	2013	2012
Mutual funds
Balance 1 Januari	48	64
Purchase	-	8
Included in consolidated statement of comprehensive income
Realized loss-recognized in profit or loss	-	(0)
Unrealized loss-recognized in other comprehensive income	-	(0)
Redemption	-	(21)
Balance 30 Juni	48	51

45.  CAPITAL MANAGEMENT

The capital structure of the Company and subsidiaries is as follows:

	June 30, 2013		December 31, 2012
	Amount	Portion	Amount	Portion
Short-term debts	257	0.36%	37	0.05%
Long-term debts	19,608	27.68%	19,238	27.17%
Total debts	19,865	28.05%	19,275	27.22%
Equity attributable to owners	50,966	71.95%	51,541	72.78%
Total	70,831	100.00%	70,816	100.00%

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2013 (UNAUDITED) AND FOR SIX MONTHS PERIOD ENDED

WITH COMPARATIVE FIGURES AS OF DECEMBER 31, 2012 (AUDITED) AND

FOR SIX MONTHS PERIOD ENDED JUNE 30, 2012 (UNAUDITED)

(Figures in tables are presented in billions of Rupiah, unless  otherwise stated)

Table Of Content

45.  CAPITAL MANAGEMENT (continued)

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to provide returns for stockholders and benefits to other stockholders and to maintain an optimum capital structure to minimize the cost of capital.

Periodically, the Company conducts debt valuation to assess possibilities of refinancing existing debts with the new ones which have more efficient cost that will lead to more optimized cost-of-debt.  In case of rich idle cash coupled with limited investment opportunities, the Company will consider buying back its stocks or paying dividend to its stockholders.

In addition to complying with loan covenants, the Company also maintains its capital structure at the level it believes will not risk its credit rating and that is comparable with its competitors.

Debt to equity ratio (comparing net interest-bearing-debt to total equity) is a ratio which is monitored by management to evaluate the Company’s capital structure and review the effectiveness of the Company’s debts. The Company monitors its debt levels to ensure the debt to equity ratio complies with or is below the ratio set out in its contractual borrowings and that such ratios are comparable or better than other regional area entities in the telecommunications industry.

The Company’s debt to equity ratio as of June 30, 2013 and December 31, 2012 is as follows:

	Juni 30, 2013	December 31, 2012
Total interest bearing debts	19,865	19,275
Less: Cash and cash equivalents		(13,118)
Net debts	(11,551)	6,157
Total equity attributable to owners	50,996	51,541
Net debt to equity ratio	16.3%	11.95%

As stated in Notes 18, 19, 20, the Company is required to maintain a certain debt to equity ratio and debt service coverage ratio by the lenders. During six months period ended June 30, 2013 and the years ended December 31, 2012, the Company has complied with the externally imposed capital requirements.

46.  SUPPLEMENTAL CASH FLOWS INFORMATION

Certain investing and financing transactions do not require the use of cash and cash equivalents (non-cash investing and financing activities) although they affect the capital and asset structure of the Company and subsidiaries. The non-cash investing and financing activities for six months period ended June 30, 2013 and 2012 are as follows:

	2013	2012
Acquisition of property and equipment through:
Trade payables	4,106	6,266
Obligation under finance leases	1,188	732
Non-monetary exchange	120	4
Undrawn borrowing facilities	1,762	4,367
Reclassification of property and equipment to asset held for sale	131	128

47.  SUBSEQUENT EVENTS

On July 2, 2013, TII established a subsidiary in Malaysia named Telekomunikasi Indonesia International (Malaysia) Sdn. Bhd. as stated on Certificate of Incorporation of a Private Limited Company by Companies Commission of Malaysia dated July 2, 2013 company number MyCoID 1052400A. The subsidiary is engaged in providing telecommunication services.